

GENESCO 2009
ANNUAL REPORT


BORIS

THE BUSINESS OF GENESCO

Founded in 1924, Nashville, Tennessee-based Genesco Inc. (NYSE: GCO) is a leading retailer of branded footwear, licensed and branded headwear and wholesaler of branded footwear. It operates more than 2,225 footwear and headwear retail stores in the United States, Puerto Rico and Canada, principally under the names Journeys®, Journeys Kidz®, Shi by Journeys™, Johnston & Murphy®, Underground Station®, Hat World®, Lids®, Hat Shack®, Hat Zone®, Head Quarters, Cap Connection™, Lids Kids™, and Lids Locker Room. Genesco also designs, sources, markets and distributes footwear under its own Johnston & Murphy brand and under the licensed Dockers® brand. Genesco relies on independent third party manufacturers for production of its footwear products sold at wholesale.

Table of Contents

This annual report contains certain forward-looking statements. Actual results could be materially different. For discussion of some of the factors that could adversely affect future results, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the material under the caption "Risk Factors" in the Company's annual report on form 10-K for Fiscal 2009 filed with the Securities and Exchange Commission.

FINANCIAL HIGHLIGHTS

	2009	2008	%CHANGE
FOR THE FISCAL YEAR:			
Net Sales	$ 1,551,562,000	$ 1,502,119,000	3 %
Earnings From Continuing Operations	$ 158,099,000	$ 8,488,000	NM
Net Earnings	$ 152,636,000	$ 6,885,000	NM
Diluted Earnings Per Common Share From Continuing Operations	$ 6.72	$ 0.36	NM
Diluted Net Earnings Per Share	$ 6.49	$ 0.29	NM
AT YEAR END:			
Working Capital	$ 259,137,000	$ 238,093,000	9 %
Long-Term Debt	$ 118,520,000	$ 155,220,000	(24)%
Shareholders' Equity	$ 446,934,000	$ 421,415,000	6 %
Shares Outstanding	19,244,000	22,796,000	(16)%
Book Value Per Share	$ 22.95	$ 18.25	26 %
Approximate Number of Common Shareholders of Record	4,700	4,800	

TOTAL RETURN TO SHAREHOLDERS

INCLUDES REINVESTMENT OF DIVIDENDS

The graph below compares the cumulative total shareholder return on the Company's common stock for the last five fiscal years with the cumulative total return of (i) the S&P 500 Index and (ii) the S&P 1500 Footwear Index. The graph assumes the investment of $100 in the Company's common stock, the S&P 500 Index and the S&P 1500 Footwear Index at the market close on January 31, 2004 and the reinvestment monthly of all dividends.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN


350
300
250
200
150
100
50
0
GENESCO INC.
S&P 500 INDEX
S&P 1500 FOOTWEAR INDEX
FYE 04
FYE 05
FYE 06
FYE 07
FYE 08
FYE 09

	Base Period	Index Returns Years Ended				
	FYE 04	FYE 05	FYE 06	FYE 07	FYE 08	FYE 09
Genesco Inc.	$ 100.00	$ 163.01	$ 221.97	$ 236.18	$ 193.53	$ 98.59
S&P 500 Index	100.00	105.34	117.59	135.22	132.78	80.51
S&P 1500 Footwear Index*	100.00	123.27	128.52	160.50	187.11	118.65

* The S&P 1500 Footwear Index consists of Crocs Inc., Deckers Outdoor Corp., Iconix Brand Group, Inc., K-Swiss Inc., Skechers U.S.A. Inc., Wolverine World Wide, Nike Inc. and Timberland Co.

SECURITIES INFORMATION

COMMON STOCK: NEW YORK AND CHICAGO STOCK EXCHANGES

	Fiscal 2009		Fiscal 2008		Fiscal 2007	
	High	Low	High	Low	High	Low
Quarter ended May 3	**33.50**	**18.76**	51.30	34.57	42.60	37.33
Quarter ended August 2	**31.91**	**20.33**	54.15	47.09	43.72	25.50
Quarter ended November 1	**38.74**	**18.99**	52.06	41.00	38.73	26.05
Quarter ended January 31	**25.08**	**10.37**	45.67	24.98	42.15	35.46

Approximate number of common shareholders of record: 4,700


Journeys
Lids
Journeys
JOHNSTON & MURPHY

CREDITS: RETAIL PHOTOS: ©CHUN Y. LAI. ALL RIGHTS RESERVED. PERMISSION IS REQUIRED FOR ANY OTHER REPRODUCTION OR DISTRIBUTION. LIFESTYLE AND PRODUCT SHOTS PROVIDED BY GENESCO OPERATING DIVISIONS. PAGE 4 PHOTO: DANA THOMAS


Lids

BOB DENNIS (LEFT) AND HAL PENNINGTON

TO OUR SHAREHOLDERS:

In Fiscal 2009 we recommitted to our strategic vision for Genesco while we also addressed new challenges that emerged from the economic downturn. Overall, we are pleased with the year's results, the strength of our balance sheet and our position going forward.

In the first quarter, we terminated the merger agreement with The Finish Line, Inc. that we had entered into in June 2007, and accepted a settlement that we believe was in the best interest of our shareholders. We subsequently returned almost all of the after tax proceeds of the settlement to shareholders by repurchasing stock and distributing Finish Line shares received in the settlement. We were fortunate to have emerged with our leadership team intact despite more than a year of uncertainty connected with the merger agreement. This group of seasoned and talented managers draws on years of insight, gained in good times and bad, to find opportunity in every situation.

"Even with the economic disruption in the third and fourth quarters, **our results for the year were solid**."

We started Fiscal 2009 with two very strong quarters. Then came the sharp economic downturn in the fall, which made for a difficult second half for all retailers, Genesco included. Even with the economic disruption in the third and fourth quarters, our results for the year were solid. Our two largest businesses –Journeys and Hat World– had same store sales growth for the year, our overall sales increased by more than 3%, and we posted a healthy profit and improved cash flow from operations. We believe that these results highlight the essential strength of our business model.

As we write, economic uncertainty continues. We remain cautious about the immediate future and we are planning the business accordingly. Fortunately, we believe our financial position equips us to weather the storm. In April 2009, we further strengthened an already solid balance sheet by inducing the conversion of approximately $56 million of convertible notes into common stock, removing the refinancing risk of these notes.

Moreover, we believe that current economic conditions actually present us with a number of opportunities for long-term benefits. First, we are currently working with unusual leverage in the real estate market. In the immediate future, our plan is to be selective about new store growth until the economy improves, looking to open stores only in the highest quality, must-have locations. This selectivity, in combination with an increasing supply of mall space as other retailers slow store openings and close stores, is enabling us to negotiate better deals on new retail space. Second, a related benefit of temporarily slowing our new store growth has been the ability to improve our store construction process and to capitalize on opportunities to reduce new store cost. These improvements, together with landlords' current flexibility on the scope of remodeling at lease renewal, mean that we expect reductions in capital expenditures, enhanced cash flows and further strengthening of our balance sheet. Third, the competitive landscape will be cleaner by the time the downturn ends as we already see a significant number of store closures in our markets. We expect to benefit from this industry consolidation.

"We continue to believe that the **strength and commitment** of the team and the leadership positions of our major lines of business provide us with a strong foundation for **future growth**."

Looking to the longer term, our track record for organic growth is excellent. Despite the climate, we continue to explore opportunities within the Company that will set the stage for renewed growth once things improve. Journeys has had success with its brand extensions, including the more than 140 Journeys Kidz stores and, more recently, the 55 Shi by Journeys stores. Hat World has continued its store growth in both traditional malls and off-mall retail venues, including recent store openings in resort areas and casinos. Hat World recently expanded into the team dealer business through the acquisition of Impact Sports. Johnston & Murphy has continued its migration to a true lifestyle brand with another year of success in non-shoe categories. And its introduction of women's products in the fall of 2008 was well received despite a difficult economic environment and will continue to be an area of focus and opportunity.

In August of last year, the two of us implemented the final stage of a senior management transition plan, with Bob taking the reins as Chief Executive Officer of the Company and Hal stepping into the role of executive Chairman. The transition has been seamless, thanks in large part to our leadership team and employees across the Company's various divisions who are united in their commitment to Genesco's success. We continue to believe that the strength and commitment of the team and the leadership positions of our major lines of business provide us with a strong foundation for future growth. We look forward to reporting to you on our progress.

Robert J. Dennis
President and Chief Executive Officer
Genesco Inc.

Hal N. Pennington
Chairman
Genesco Inc.

EVA®

Genesco has been an EVA company since 1999. EVA advances the analysis of operating performance one step beyond profitability by taking efficiency in capital usage into account. Essentially, EVA recognizes that companies create the most wealth for their shareholders by making the greatest possible profit with the fewest possible net assets. In fiscal 2009 we did not exceed our annual EVA improvement goal. Because everyone at Genesco recognizes the link between EVA improvement, shareholders wealth creation (and, not insignificantly, our own incentive compensation), we are committed to continue growing earnings while tightly managing assets, to meet or exceed our EVA improvement goals.

EVA is a registered trademark of Stern Stewart & Co

JOURNEYS

Journeys is a leader in the teen retail scene, with more than 815 stores across the United States, including Puerto Rico and the U.S. Virgin Islands. Journeys uses fashion savvy and merchandising science to keep in step with the fast-paced footwear and accessories market for 13- to 22-year-old men and women. Journeys sells a wide variety of hot teen brands. The Journeys store is more than a retail environment; it's an extension of the customer's lifestyle. From cool lighting to in-store television monitors playing fresh content and the latest music videos, to employees whose lifestyle and self-image match their customers', the Journeys retail environment is designed to reflect its customers' tastes and attitudes every bit as much as the merchandise selection. In addition, Journeys reaches its customers through a direct mail catalog, **www.journeys.com**, national print advertising, strategic cross-promotions and an annual music and action sports tour – the Journeys Backyard BBQ.

JOURNEYS





JOURNEYS KIDZ

Launched in 2001 as an extension of the highly successful Journeys footwear retail concept, Journeys Kidz is a unique branded kids' footwear retailer, targeting customers five to 12 years old with trendy footwear styles and accessories. Whether it's the skateboard-style footwear display, the Playstation terminals, or the television monitors playing cartoons and music, Journeys Kidz has a visually exciting atmosphere that is both fun for kids and functional for parents. In addition to more than 140 stores, Journeys Kidz reaches its customers through **www.journeyskidz.com**, a direct-mail catalog and strategic cross-promotions.

Journeys Kidz

SHI

Shi by Journeys is a brand extension from the Company's successful Journeys division. Shi by Journeys caters to fashionable women from their early 20s to mid 30s, and is designed to continue to serve the Journeys female customer as she matures and her fashion tastes evolve. With more than 50 stores across the United States, this specialty store features fashionable branded and private label footwear and accessories relevant to the lifestyle of its trendy customer. Shi by Journeys reaches its customers through www.shibyjourneys.com and a direct-mail catalog.

shï by JOURNEYS





UNDERGROUND STATION

Underground Station is a mall-based retail concept with stores located across the United States. Underground Station markets trendy footwear and apparel to a brand-conscious consumer with a high-fashion mindset who values cutting-edge styles and the latest brands. With 180 stores, the division also markets through its website **www.undergroundstation.com**, strategic cross-promotions and a seasonal product-based newsletter. Underground Station offers the latest footwear and accessories offering customers the latest brands. Underground Station targets 20-to 35-year-old, culturally diverse, urban male and female customers.

JOHNSTON & MURPHY

Craftsmanship, innovation and style are the hallmarks of the Johnston & Murphy brand. Johnston & Murphy continues to appeal to successful, affluent men with a broad array of footwear, apparel, luggage, leather goods and accessories appropriate for professional working environments. In fall 2008, Johnston & Murphy introduced a collection of women's footwear, handbags and accessories in select Johnston & Murphy retail shops designed to appeal to stylish, affluent women with products that reflect the brand's commitment to quality and comfort. At Johnston & Murphy, world-class service is the defining element of the shopping experience, combining a warm and inviting store environment with a commitment to understand the needs of our consumers and continually exceed their expectations in both product and service. The brand strives to position itself in stores in better malls across America or in international airports. The brand also sells merchandise and promotes its stores through a direct mail catalog, the internet at **www.johnstonmurphy.com** and through premier specialty and department stores nationwide as well as internationally. **JOHNSTON & MURPHY**





LIDS | HAT WORLD

Indianapolis-based Hat World Inc. is recognized as a leading specialty retailer of officially licensed and branded headwear operating primarily under the Lids retail brand. Hat World also operates smaller retail brands Hat World and Hat Shack, as well as the Impact Sports team dealer business acquired in November 2008. Founded in 1995, Hat World is comprised of more than 880 mall-based, airport, street level and factory outlet stores nationwide, in Puerto Rico and in Canada. Retail stores offer a vast assortment of officially-licensed and branded college, MLB, NBA, NFL and NHL teams, as well as other specialty fashion categories all in the latest styles and colors. Select stores also offer a strong complementary line of licensed apparel and custom embroidery capability. The company serves the core sports fan and fashion-conscious, trend-savvy mid-teen to mid-20s customer. Hat World also sells products and promotes its stores through the internet site **lids.com**.

Lids® HAT WORLD

DOCKERS

Designed with an emphasis on style and performance, Dockers Footwear has become a leader in men's dress casual and casual shoes. The brand has evolved into a full lifestyle resource providing superior styling, quality and value for men aged 30 to 55. Marketed under license from Levi Strauss & Co., Dockers remains one of the nation's most recognized brand names. Dockers Footwear is available through many of the same national chains that carry Dockers apparel and in shoe chains and shoe stores across the country.

DOCKERS



Forward-Looking Statements

This discussion and the notes to the Consolidated Financial Statements include certain forward-looking statements, which include statements regarding our intent, belief or expectations and all statements other than those made solely with respect to historical fact. Actual results could differ materially from those reflected by the forward-looking statements in this discussion and a number of factors may adversely affect the forward-looking statements and the Company's future results, liquidity, capital resources or prospects. These include continuing weakness in the consumer economy, inability of customers to obtain credit, fashion trends that affect the sales or product margins of the Company's retail product offerings, changes in buying patterns by significant wholesale customers, bankruptcies or deterioration in financial condition of significant wholesale customers, disruptions in product supply or distribution, unfavorable trends in fuel costs, foreign currency exchange rates, foreign labor and material costs, and other factors affecting the cost of products, competition in the Company's markets and changes in the timing of holidays or in the onset of seasonal weather affecting period-to-period sales comparisons. Additional factors that could affect the Company's prospects and cause differences from expectations include the ability to build, open, staff and support additional retail stores on schedule and at acceptable expense levels and to renew leases in existing stores and to conduct required remodeling or refurbishment on schedule and at acceptable expense levels, deterioration in the performance of individual businesses or of the Company's market value relative to its book value, resulting in impairments of fixed assets or intangible assets or other adverse financial consequences, unexpected changes to the market for our shares, variations from expected pension-related charges caused by conditions in the financial markets, and the outcome of litigation and environmental matters involving the Company. For a discussion of additional risk factors, see Item 1A, Risk Factors, in the Company's Annual Report on Form 10-K.

Overview

DESCRIPTION OF BUSINESS

The Company is a leading retailer of branded footwear and of licensed and branded headwear, operating 2,234 retail footwear and headwear stores throughout the United States and, in Puerto Rico and Canada as of January 31, 2009. The Company also designs, sources, markets and distributes footwear under its own Johnston & Murphy brand and under the licensed Dockers® brand to more than 950 retail accounts in the United States, including a number of leading department, discount, and specialty stores.

The Company operates five reportable business segments (not including corporate): Journeys Group, comprised of the Journeys, Journeys Kidz and Shi by Journeys retail footwear chains, catalog and e-commerce operations; Underground Station Group, comprised of the Underground Station retail footwear chain and e-commerce operations and the Company's remaining Jarman retail footwear stores; Hat World Group, comprised primarily of the Hat World, Lids, Hat Shack, Hat Zone, Head Quarters, Cap Connection, Lids Kids and Lids Locker Room retail headwear stores, e-commerce operations and the Impact Sports team dealer business acquired in November 2008; Johnston & Murphy Group, comprised of Johnston & Murphy retail operations, catalog and e-commerce operations and wholesale distribution; and Licensed Brands, comprised primarily of Dockers® Footwear, sourced and marketed under a license from Levi Strauss & Company.

The Journeys retail footwear stores sell footwear and accessories primarily for 13 to 22 year old men and women. The stores average approximately 1,925 square feet. The Journeys Kidz retail footwear stores sell footwear primarily for younger children, ages five to 12. These stores average approximately 1,425 square feet. Shi by Journeys retail footwear stores sell footwear and accessories to fashion-conscious women in their early 20's to mid 30's. These stores average approximately 2,150 square feet.

The Underground Station retail footwear stores sell footwear and accessories primarily for men and women in the 20 to 35 age group and in the urban market. The Underground Station Group stores average approximately 1,800 square feet. The Company has previously announced its intentions eventually to close the remaining Jarman stores or to convert them into Underground Station stores. The Company also plans to shorten the average lease life of the Underground Station stores, close certain underperforming stores as the opportunity presents itself, and attempt to secure rent relief on other locations while it assesses the future prospects for the chain.

The Hat World Group stores and kiosks sell licensed and branded headwear to men and women primarily in the early-teens to mid-20's age group. The Hat World Group locations average approximately 775 square feet and are primarily in malls, airports, street level stores and factory outlet centers throughout the United States, and in Puerto Rico and Canada. In November 2008, the Company acquired Impact Sports, a team dealer business, as part of the Hat World Group.

Johnston & Murphy retail shops sell a broad range of men's footwear, luggage and accessories. Johnston & Murphy introduced a line of women's footwear and accessories in select Johnston & Murphy retail shops in the fall of 2008. Johnston & Murphy shops average approximately 1,425 square feet and are located primarily in better malls nationwide and in airports. Johnston & Murphy shoes are also distributed through the Company's wholesale operations to better department and independent specialty stores. In addition, the Company sells Johnston & Murphy footwear and accessories in factory stores, averaging approximately 2,350 square feet, located in factory outlet malls, and through a direct-to-consumer catalog and e-commerce operation.

The Company entered into an exclusive license with Levi Strauss & Co. to market men's footwear in the United States under the Dockers® brand name in 1991. Levi Strauss & Co. and the Company have subsequently added additional territories, including Canada and Mexico and in certain other Latin American countries. The Dockers license agreement was renewed November 1, 2006. The Dockers license agreement, as amended, expires on December 31, 2009, with a Company option to renew through December 31, 2012, subject to certain conditions. The Company met the conditions and has given notice of its intent to renew. The Company uses the Dockers name to market casual and dress casual footwear to men aged 30 to 55 through many of the same national retail chains that carry Dockers slacks and sportswear and in department and specialty stores across the country.

STRATEGY

The Company's strategy has been to seek long-term, organic growth by: 1) increasing the Company's store base, 2) increasing retail square footage, 3) improving comparable store sales, 4) increasing operating margin and 5) enhancing the value of its brands. Our future results are subject to various risks, uncertainties and other challenges, including those discussed under the caption "Forward Looking Statements," above and those discussed in Item 1A, Risk Factors, in the Company's Annual Report on Form 10-K. Additionally, the pace of the Company's growth and the implementation of its long-term strategic plan may be negatively affected by economic conditions, and the Company has announced that it intends to slow the pace of new store openings and to focus on inventory management and cash flow until economic conditions improve. Generally, the Company attempts to develop strategies to mitigate the risks it views as material, including those discussed in Item 1A, Risk Factors. Among the most important of these factors are those related to consumer demand. Conditions in the external economy can affect demand, resulting in changes in sales and, as prices are adjusted to drive sales and manage inventories, in gross margins. Because fashion trends influencing many of the Company's target customers (particularly customers of Journeys Group, Underground Station Group and Hat World Group) can change rapidly, the Company believes that its ability to react quickly to those changes has been important to its success. Even when the Company succeeds in aligning its merchandise offerings with consumer preferences, those preferences may affect results by, for example, driving sales of products with lower average selling prices. Moreover, economic factors, such as the current recession, may reduce the consumer's disposable income or his or her willingness to purchase discretionary items, and thus may reduce demand for the Company's merchandise, regardless of the Company's skill in detecting and responding to fashion trends. The Company believes its experience and discipline in merchandising and the buying power associated with its relative size in the industry are important to its ability to mitigate risks associated with changing customer preferences and other reductions in consumer demand. Also important to the Company's long-term prospects are the availability and cost of appropriate locations for the Company's retail concepts. The Company is opening stores in airports and on streets in major cities and tourist venues, among other locations, in an effort to broaden its selection of locations for additional stores beyond the malls that have traditionally been the dominant venue for its retail concepts.

SUMMARY OF RESULTS OF OPERATIONS

The Company's net sales increased 3.3% during Fiscal 2009 compared to Fiscal 2008. The increase was driven primarily by a 7% increase in Journeys Group sales, a 7% increase in Hat World Group sales and a 4% increase in Licensed Brands sales, offset by an 11% decrease in Underground Station Group sales and an 8% decrease in Johnston & Murphy Group sales. Gross margin increased as a percentage of net sales during Fiscal 2009, primarily due to margin increases in the Journeys Group and Hat World Group offset by margin decreases in Underground Station Group, Johnston & Murphy Group and

Licensed Brands. Selling and administrative expenses decreased as a percentage of net sales during Fiscal 2009, reflecting lower merger-related expenses and decreases as a percentage of net sales in the Underground Station Group and Licensed Brands, offset by increases as a percentage of net sales in the Journeys Group, Hat World Group and Johnston & Murphy Group. Last year's selling and administrative expenses included $27.6 million of merger-related expenses compared to $8.0 million in Fiscal 2009. Earnings from operations increased as a percentage of net sales during Fiscal 2009, primarily due to the gain on the settlement of merger-related litigation, the reduction in merger-related expenses and to an increase in earnings from operations in the Hat World Group and Licensed Brands as well as a smaller loss in the Underground Station Group, offset by decreased earnings from operations in the Johnston & Murphy Group and Journeys Group.

Significant Developments

IMPACT SPORTS ACQUISITION

In the fourth quarter of Fiscal 2009, Hat World acquired the assets of Impact Sports, a dealer of branded athletic and team products for college and high school teams, for a purchase price of $5.1 million plus assumed debt of $1.3 million funded from borrowings under the Credit Facility.

TERMINATED MERGER AGREEMENT

The Company announced in June 2007 that the boards of directors of both Genesco and The Finish Line, Inc. had unanimously approved a definitive merger agreement under which The Finish Line would acquire all of the outstanding common shares of Genesco at $54.50 per share in cash (the "Proposed Merger"). The Finish Line refused to close the Proposed Merger and litigation ensued. The Proposed Merger and related agreement were terminated in March 2008 in connection with an agreement to settle the litigation with The Finish Line and UBS Loan Finance LLC and UBS Securities LLC (collectively, "UBS") for a cash payment of $175.0 million to the Company and a 12% equity stake in The Finish Line, which the Company received in the first quarter of Fiscal 2009. The Company distributed the 12% equity stake, or 6,518,971 shares of Class A Common Stock of The Finish Line, Inc., on June 13, 2008, to its common shareholders of record on May 30, 2008, as required by the settlement agreement.

During Fiscal 2009 and 2008, the Company expensed $8.0 million and $27.6 million, respectively, in merger-related litigation costs. The total merger-related litigation costs for Fiscal 2008 of $27.6 million were tax deductible in Fiscal 2009 and resulted in a permanent tax benefit reflected as a component of income tax expense. For additional information, see the "Merger-Related Litigation" section in Note 15 to the Consolidated Financial Statements.

RESTRUCTURING AND OTHER CHARGES

The Company recorded a total pretax charge to earnings of $7.7 million in Fiscal 2009. The charge reflected in restructuring and other, net included $8.6 million of charges for retail store asset impairments, $1.6 million for lease terminations and $1.1 million for other legal matters, offset by a $3.8 million gain from a lease termination transaction. Also included in the charge was $0.2 million in excess markdowns related to the store lease terminations which is reflected in cost of sales on the Consolidated Statements of Earnings.

The Company recorded a total pretax charge to earnings of $10.6 million in Fiscal 2008. The charge reflected in restructuring and other, net included $8.7 million of charges for retail store asset impairments and $1.5 million for lease terminations, offset by $0.5 million in excise tax refunds and an antitrust settlement. The asset impairments reflected deterioration in the urban market as well as underperforming stores in some of the Company's other markets. Also included in the charge was $0.9 million in excess markdowns related to the Underground Station Group store lease terminations which is reflected in cost of sales on the Consolidated Statements of Earnings.

The Company recorded a pretax charge to earnings of $1.1 million in Fiscal 2007. The charge included $2.2 million of charges for asset impairments and the early termination of a license agreement offset by $1.1 million of gift card related income and a favorable litigation settlement.

POSTRETIREMENT BENEFIT LIABILITY ADJUSTMENTS

The return on pension plan assets was a loss of $28.0 million for Fiscal 2009 compared to a gain of $9.2 million in Fiscal 2008. The discount rate used to measure benefit obligations increased from 5.875% to 6.875% in Fiscal 2009. As a result of the decrease in return on plan assets offset by the increase in the discount rate, the pension liability increased to $26.0 million reflected in the Consolidated Balance Sheets compared to $6.6 million in Fiscal 2008. There was an increase in the pension liability adjustment of $13.4 million (net of tax) in accumulated other comprehensive loss in shareholders' equity. Depending upon future interest rates and returns on plan assets, and other known and unknown factors, there can be no assurance that additional adjustments in future periods will not be required.

SHARE REPURCHASE PROGRAM

In March 2008, the board authorized up to $100.0 million in stock repurchases primarily funded with the after-tax cash proceeds of the settlement of merger-related litigation discussed above under the heading "Terminated Merger Agreement." The Company repurchased 4.0 million shares at a cost of $90.9 million during Fiscal 2009.

DISCONTINUED OPERATIONS

For the year ended January 31, 2009, the Company recorded an additional charge to earnings of $9.0 million ($5.5 million net of tax) reflected in discontinued operations, including $9.4 million primarily for anticipated costs of environmental remedial alternatives related to former facilities operated by the Company offset by a $0.4 million gain for excess provisions to prior discontinued operations. For additional information, see Note 15 to the Consolidated Financial Statements.

For the year ended February 2, 2008, the Company recorded an additional charge to earnings of $2.6 million ($1.6 million net of tax) reflected in discontinued operations, including $2.9 million primarily for anticipated costs of environmental remedial alternatives related to former facilities operated by the Company offset by a $0.3 million gain for excess provisions to prior discontinued operations. For additional information, see Note 15 to the Consolidated Financial Statements.

For the year ended February 3, 2007, the Company recorded an additional charge to earnings of $1.0 million ($0.6 million net of tax) reflected in discontinued operations, including $1.1 million primarily for anticipated costs of environmental remedial alternatives related to former facilities operated by the Company offset by a $0.1 million gain for excess provisions to prior discontinued operations. For additional information, see Note 15 to the Consolidated Financial Statements.

Critical Accounting Policies

INVENTORY VALUATION

As discussed in Note 1 to the Consolidated Financial Statements, the Company values its inventories at the lower of cost or market.

In its wholesale operations, cost is determined using the first-in, first-out (FIFO) method. Market is determined using a system of analysis which evaluates inventory at the stock number level based on factors such as inventory turn, average selling price, inventory level, and selling prices reflected in future orders. The Company provides reserves when the inventory has not been marked down to market based on current selling prices or when the inventory is not turning and is not expected to turn at levels satisfactory to the Company.

In its retail operations, other than the Hat World segment, the Company employs the retail inventory method, applying average cost-to-retail ratios to the retail value of inventories. Under the retail inventory method, valuing inventory at the lower of cost or market is achieved as markdowns are taken or accrued as a reduction of the retail value of inventories.

Inherent in the retail inventory method are subjective judgments and estimates including merchandise mark-on, markups, markdowns, and shrinkage. These judgments and estimates, coupled with the fact that the retail inventory method is an averaging process, could produce a range of cost figures. To reduce the risk of inaccuracy and to ensure consistent presentation, the Company employs the retail inventory method in multiple subclasses of inventory and analyzes markdown requirements at the stock number level based on factors such as inventory turn, average selling price, and inventory age. In addition, the Company accrues markdowns as necessary. These additional markdown accruals reflect all of the above factors as well as current agreements to return products to vendors and vendor agreements to provide markdown support. In addition to markdown provisions, the Company maintains provisions for shrinkage and damaged goods based on historical rates. A change of 10 percent from the recorded amounts for all such provisions would have changed inventory by $1.2 million at January 31, 2009.

The Hat World segment employs the moving average cost method for valuing inventories and applies freight using an allocation method. The Company provides a valuation allowance for slow-moving inventory based on negative margins and estimated shrink based on historical experience and specific analysis, where appropriate.

Inherent in the analysis of both wholesale and retail inventory valuation are subjective judgments about current market conditions, fashion trends, and overall economic conditions. Failure to make appropriate conclusions regarding these factors may result in an overstatement or understatement of inventory value.

IMPAIRMENT OF LONG-LIVED ASSETS

As discussed in Note 1 to the Consolidated Financial Statements, the Company periodically assesses the realizability of its long-lived assets and evaluates such assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Asset impairment is determined to exist if estimated future cash flows, undiscounted and without interest charges, are less than the carrying amount. Inherent in the analysis of impairment are subjective judgments about future cash flows. Failure to make appropriate conclusions regarding these judgments may result in an overstatement or understatement of the value of long-lived assets.

The goodwill impairment test involves a two-step process. The first step is a comparison of the fair value and carrying value of the business unit with which the goodwill is associated. The Company estimates fair value using the best information available, and computes the fair value by an equal weighting of the results arrived by a market approach and an income approach utilizing discounted cash flow projections. The income approach uses a projection of a business unit's estimated operating results and cash flows that is discounted using a weighted-average cost of capital that reflects current market conditions. The projection uses management's best estimates of economic and market conditions over the projected period including growth rates in sales, costs, estimates of future expected changes in operating margins and cash expenditures. Other significant estimates and assumptions include terminal value growth rates, future estimates of capital expenditures and changes in future working capital requirements.

If the carrying value of the business unit is higher than its fair value, there is an indication that impairment may exist and the second step must be performed to measure the amount of impairment loss. The amount of impairment is determined by comparing the implied fair value of business unit goodwill to the carrying value of the goodwill in the same manner as if the business unit was being acquired in a business combination. Specifically, we would allocate the fair value to all of the assets and liabilities of the business unit, including any unrecognized intangible assets, in a hypothetical analysis that would calculate the implied fair value of goodwill. If the implied fair value of goodwill is less than the recorded goodwill, the Company would record an impairment charge for the difference.

A key assumption in the Company's fair value estimate is the weighted average cost of capital utilized for discounting its cash flow projections in its income approach. The Company believes the rate it used is consistent with the risks inherent in its business and with industry discount rates. The Company performed sensitivity analyses on its estimated fair value using the income approach. Holding all other assumptions constant as of the measurement date, the Company noted that an increase in the weighted average cost of capital of 100 basis points would not result in impairment of its goodwill.

ENVIRONMENTAL AND OTHER CONTINGENCIES

The Company is subject to certain loss contingencies related to environmental proceedings and other legal matters, including those disclosed in Note 15 to the Company's Consolidated Financial Statements. The Company has made provisions for certain of these contingencies, including approximately $9.4 million reflected in Fiscal 2009, $2.9 million reflected in Fiscal 2008 and $1.1 million reflected in Fiscal 2007. The Company monitors these matters on an ongoing basis and, on a quarterly basis, management reviews the Company's reserves and accruals in relation to each of them, adjusting provisions as management deems necessary in view of changes in available information. Changes in estimates of liability are reported in the periods when they occur. Consequently, management believes that its reserve in relation to each proceeding is a best estimate of probable loss connected to the proceeding, or in cases in which no best estimate is possible, the minimum amount in the range of estimated losses, based upon its analysis of the facts and circumstances as of the close of the most recent fiscal quarter. However, because of uncertainties and risks inherent in litigation generally and in environmental proceedings in particular, there can be no assurance that future developments will not require additional reserves to be set aside, that some or all reserves will be adequate or that the amounts of any such additional reserves or any such inadequacy will not have a material adverse effect upon the Company's financial condition or results of operations.

REVENUE RECOGNITION

Retail sales are recorded at the point of sale and are net of estimated returns and exclude sales taxes. Catalog and internet sales are recorded at time of delivery to the customer and are net of estimated returns and exclude sales taxes. Wholesale revenue is recorded net of estimated returns and allowances for markdowns, damages and miscellaneous claims when the related goods have been shipped and legal title has passed to the customer. Shipping and handling costs charged to customers are included in net sales. Estimated returns and allowances are based on historical returns and allowances. Actual returns and allowances have not differed materially from estimates. Actual returns and allowances in any future period may differ from historical experience.

INCOME TAXES

As part of the process of preparing Consolidated Financial Statements, the Company is required to estimate its income taxes in each of the tax jurisdictions in which it operates. This process involves estimating actual current tax obligations together with assessing temporary differences resulting from differing treatment of certain items for tax and accounting purposes, such as depreciation of property and equipment and valuation of inventories. These temporary differences result in deferred tax assets and liabilities, which are included within the Consolidated Balance Sheets. The Company then assesses the likelihood that its deferred tax assets will be recovered from future taxable income. Actual results could differ from this assessment if adequate taxable income is not generated in future periods. To the extent the Company believes that recovery of an asset is at risk, valuation allowances are established. To the extent valuation allowances are established, or increased in a period, the Company includes an expense within the tax provision in the Consolidated Statements of Earnings.

Income tax reserves are determined using the methodology established by the Financial Accounting Standards Board ("FASB") Interpretation 48, Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement 109 ("FIN 48"). FIN 48, which was adopted by the Company as of February 4, 2007, requires companies to assess each income tax position taken using a two step process. A determination is first made as to whether it is more likely than not that the position will be sustained, based upon the technical merits, upon examination by the taxing authorities. If the tax position is expected to meet the more likely than not criteria, the benefit recorded for the tax position equals the largest amount that is greater than 50% likely to be realized upon ultimate settlement of the respective tax position. Uncertain tax positions require determinations and estimated liabilities to be made based on provisions of the tax law which may be subject to change or varying interpretation. If the Company's determinations and estimates prove to be inaccurate, the resulting adjustments could be material to its future financial results. See Note 11 to the Consolidated Financial Statements for additional information regarding income taxes.

POSTRETIREMENT BENEFITS PLAN ACCOUNTING

Substantially all full-time employees, who also had 1,000 hours of service in Calendar 2004, except employees in the Hat World segment, are covered by a defined benefit pension plan. The Company froze the defined benefit pension plan effective January 1, 2005. The Company also provides certain former employees with limited medical and life insurance benefits. The Company funds at least the minimum amount required by the Employee Retirement Income Security Act. In September 2006, the FASB issued Statement of Financial Accounting Standard ("SFAS") No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)" ("SFAS No. 158") which requires companies to recognize the overfunded or underfunded status of postretirement benefit plans as an asset or liability in their consolidated balance sheets and to recognize changes in that funded status in accumulated other comprehensive loss, net of tax, in the year in which the changes occur. This statement did not change the accounting for plans required by SFAS No. 87, "Employers' Accounting for Pensions" ("SFAS No. 87") and it did not eliminate any of the expanded disclosures required by SFAS No. 132(R), "Employers' Disclosures about Pensions and Other Postretirement Benefits." On February 3, 2007, the Company adopted the recognition and disclosure provisions of SFAS No. 158. As a result of the adoption of SFAS No. 158, the Company recognized a $0.8 million (net of tax) cumulative adjustment in accumulated other comprehensive loss in shareholders' equity for Fiscal 2007 related to the Company's post-retirement medical and life insurance benefits. SFAS No. 158 also requires companies to measure the funded status of a plan as of the date of its fiscal year end. The Company adopted the measurement date change of SFAS No. 158 as of January 31, 2009. SFAS No. 158 required the Company to change the measurement date for its defined benefit pension plan and postretirement benefit plan from December 31 to January 31 (end of fiscal year). As a result of this change, pension expense and actuarial gains/losses for the one-month period ended January 31, 2009 were recognized as adjustments to retained earnings and accumulated other comprehensive loss, respectively. The after-tax charge to retained earnings was $0.1 million.

The Company accounts for the defined benefit pension plans using SFAS No. 87, as amended. As permitted under SFAS No. 87, pension expense is recognized on an accrual basis over employees' approximate service periods. The calculation of pension expense and the corresponding liability requires the use of a number of critical assumptions, including the expected long-term rate of return on plan assets and the assumed discount rate, as well as the recognition of actuarial gains and losses. Changes in these assumptions can result in different expense and liability amounts, and future actual experience can differ from these assumptions.

LONG TERM RATE OF RETURN ASSUMPTION – Pension expense increases as the expected rate of return on pension plan assets decreases. The Company estimates that the pension plan assets will generate a long-term rate of return of 8.25%. To develop this assumption, the Company considered historical asset returns, the current asset allocation and future expectations of asset returns. The expected long-term rate of return on plan assets is based on a long-term investment policy of 50% U.S. equities, 13% international equities, 35% U.S. fixed income securities and 2% cash equivalents. For Fiscal 2009, if the expected rate of return had been decreased by 1%, net pension expense would have increased by $1.0 million, and if the expected rate of return had been increased by 1%, net pension expense would have decreased by $1.0 million.

DISCOUNT RATE – Pension liability and future pension expense increase as the discount rate is reduced. The Company discounted future pension obligations using a rate of 6.875%, 5.875% and 5.75% for Fiscal 2009, 2008 and 2007, respectively. The discount rate at January 31, 2009 was determined based on a Mercer yield curve of high quality corporate bonds with cash flows matching the Company's plans' expected benefit payments. For Fiscal 2009, if the discount rate had been increased by 0.5%, net pension expense would have decreased by $0.8 million, and if the discount rate had been decreased by 0.5%, net pension expense would have increased by $0.9 million. In addition, if the discount rate had been increased by 0.5%, the projected benefit obligation would have decreased by $5.4 million and the accumulated benefit obligation would have decreased by $5.4 million. If the discount rate had been decreased by 0.5%, the projected benefit obligation would have been increased by $6.0 million and the accumulated benefit obligation would have increased by $6.0 million.

AMORTIZATION OF GAINS AND LOSSES – The significant declines experienced in the financial markets have unfavorably impacted pension asset performance. The Company utilizes a calculated value of assets, which is an averaging method that recognizes changes in the fair values of assets over a period of five years. At the end of Fiscal 2009, the Company had unrecognized actuarial losses of $49.5 million. Accounting principles generally accepted in the United States require that the Company recognize a portion of these losses when they exceed a calculated threshold. These losses might be recognized as a component of pension expense in future years and would be amortized over the average future service of employees, which is currently four and a half years. Future changes in plan asset returns, assumed discount rates and various other factors related to the pension plan will impact future pension expense and liabilities, including increasing or decreasing unrecognized actuarial gains and losses.

The Company recognized expense for its defined benefit pension plans of $1.4 million, $3.1 million and $3.4 million in Fiscal 2009, 2008 and 2007, respectively. The Company's board of directors approved freezing the Company's defined pension benefit plan effective January 1, 2005. The Company's pension expense is expected to decrease in Fiscal 2010 by approximately $0.6 million due to the net effect of an increase in the discount rate from 5.875% to 6.875% and a smaller actuarial loss to be amortized.

SHARE-BASED COMPENSATION

The Company has share-based compensation plans covering certain members of management and non-employee directors. Pursuant to SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123(R)"), the Company recognizes compensation expense for share-based payments based on the fair value of the awards. For Fiscal 2009, 2008 and 2007, share-based compensation expense was $1.7 million, $3.2 million and $4.1 million, respectively. For Fiscal 2009, 2008 and 2007, restricted stock expense was $6.3 million, $4.6 million and $3.4 million, respectively. The benefits of tax deductions in excess of recognized compensation expense are reported as a financing cash flow.

The Company estimates the fair value of each option award on the date of grant using a Black-Scholes option pricing model. The application of this valuation model involves assumptions that are judgmental and highly sensitive in the determination of compensation expense, including expected stock price volatility. The Company bases expected volatility on historical term structures. The Company bases the risk free rate on an interest rate for a bond with a maturity commensurate with the expected term estimate. The Company estimates the expected term of stock options using historical exercise and employee termination experience. The Company does not currently pay a dividend on common stock. The fair value of employee restricted stock is determined based on the closing price of the Company's stock on the date of the grant.

In addition to the key assumptions used in the Black-Scholes model, the estimated forfeiture rate at the time of valuation (which is based on historical experience for similar options) is a critical assumption, as it reduces expense ratably over the vesting period. Share-based compensation expense is recorded based on a 2% expected forfeiture rate and is adjusted annually for actual forfeitures. The Company reviews the expected forfeiture rate annually to determine if that percent is still reasonable based on historical experience. The Company believes its estimates are reasonable in the context of actual (historical) experience. See Note 14 to the Consolidated Financial Statements for additional information regarding the Company's share-based compensation plans.

Comparable Store Sales

Comparable store sales begin in the fifty-third week of a store's operation. Temporarily closed stores are excluded from the comparable store sales calculation for every full week of the store closing. Expanded stores are excluded from the comparable store sales calculation until the fifty-third week of operation in the expanded format. E-commerce and catalog sales are excluded from comparable store sales calculations.

Results of Operations–Fiscal 2009 Compared to Fiscal 2008

The Company's net sales for Fiscal 2009 increased 3.3% to $1.55 billion from $1.50 billion in Fiscal 2008. The increase in net sales was a result of a higher number of stores in operation and an increase in comparable store sales in the Journeys Group and Hat World Group and increased Licensed Brands sales, offset by lower sales in the Underground Station Group stores, reflecting fewer stores in operation and flat comparable store sales, and Johnston & Murphy Group, reflecting generally challenging economic conditions and a difficult retail environment. Gross margin increased 3.8% to $780.0 million in Fiscal 2009 from $751.2 million in Fiscal 2008 and increased as a percentage of net sales from 50.0% to 50.3%. Selling and administrative expenses in Fiscal 2009 increased 2.4% from Fiscal 2008 but decreased as a percentage of net sales from 46.4% to 46.0%, primarily as a result of lower merger-related expenses. Expenses in Fiscal 2009 included $8.0 million of merger-related litigation expenses and Fiscal 2008 included $27.6 million in merger-related litigation expenses. The Company records buying and merchandising and occupancy costs in selling and administrative expense. Because the Company does not include these costs in cost of sales, the Company's gross margin may not be comparable to other retailers that include these costs in the calculation of gross margin. Explanations of the changes in results of operations are provided by business segment in discussions following these introductory paragraphs.

Earnings before income taxes from continuing operations ("pretax earnings") for Fiscal 2009 were $253.8 million compared to $32.7 million for Fiscal 2008. Pretax earnings for Fiscal 2009 included a gain of $204.1 million from the settlement of merger-related litigation with The Finish Line and UBS and restructuring and other charges of $7.7 million including $8.6 million for retail store asset impairments, $1.6 million for lease terminations and $1.1 million for other legal matters offset by a $3.8 million gain on a lease termination transaction. Also included in pretax earnings was $0.2 million in excess markdowns related to the store lease terminations which is reflected in cost of sales on the Consolidated Statements of Earnings. Pretax earnings for Fiscal 2009 also included $8.0 million in merger-related expenses. Pretax earnings for Fiscal 2008 included restructuring and other charges of $10.6 million, including $8.7 million of charges for asset impairments and $1.5 million for lease terminations, offset by $0.5 million in excise tax refunds and an antitrust settlement. Also included in pretax earnings was $0.9 million in excess markdowns related to the Underground Station Group store lease terminations which is reflected in cost of sales on the Consolidated Statements of Earnings. Pretax earnings for Fiscal 2008 also included $27.6 million in expenses relating to the merger agreement with The Finish Line and a $0.5 million gain from insurance proceeds relating to Hurricane Katrina.

Net earnings for Fiscal 2009 were $152.6 million ($6.49 diluted earnings per share) compared to $6.9 million ($0.29 diluted earnings per share) for Fiscal 2008. Net earnings for Fiscal 2009 includes $5.5 million ($0.23 diluted earnings per share) charge to earnings (net of tax), including $5.7 million primarily for anticipated costs of environmental remedial alternatives related to former facilities operated by the Company offset by a $0.2 million gain for excess provisions to prior discontinued operations. Net earnings for Fiscal 2008 included $1.6 million ($0.07 diluted earnings per share) charge to earnings (net of tax), including $1.8 million primarily for anticipated costs of environmental remedial alternatives related to former facilities operated by the Company offset by a $0.2 million gain for excess provisions to prior discontinued operations. The Company recorded an effective federal income tax rate of 37.7% for Fiscal 2009 compared to 74.1% for Fiscal 2008. The variance in the effective tax rate for Fiscal 2009 compared to Fiscal 2008 is primarily attributable to transaction costs incurred in the prior period that were deductible in the later period, as well as to issues related to the settlement of merger-related litigation. See Notes 11 and 15 to the Consolidated Financial Statements for additional information.

JOURNEYS GROUP

DOLLARS IN THOUSANDS	FISCAL YEAR ENDED 2009	2008	PERCENT CHANGE
Net sales	**$ 760,008**	$ 713,366	6.5 %
Earnings from operations	**$ 49,050**	$ 51,097	(4.0)%
Operating margin	**6.5%**	7.2%	

Net sales from Journeys Group increased 6.5% to $760.0 million for Fiscal 2009 from $713.4 million for Fiscal 2008. The increase reflects primarily a 9% increase in average Journeys stores operated (i.e., the sum of the number of stores open on the first day of the fiscal year and the last day of each fiscal month during the year divided by thirteen) and a 1% increase in comparable store sales. The comparable store sales increase reflects a 1% increase in footwear unit comparable sales and a 1% increase in average price per pair of shoes reflecting changes in product mix. Total unit sales increased 7% during the same period. The store count for Journeys Group was 1,012 stores at the end of Fiscal 2009, including 141 Journeys Kidz stores and 55 Shi by Journeys stores, compared to 967 Journeys Group stores at the end of Fiscal 2008, including 115 Journeys Kidz stores and 47 Shi by Journeys stores.

Journeys Group earnings from operations for Fiscal 2009 decreased 4.0% to $49.1 million, compared to $51.1 million for Fiscal 2008. The decrease was primarily attributable to increased expenses as a percentage of net sales, reflecting increased rent from new stores, lease renewals and relocation from smaller, volume constrained locations to bigger stores, as well as increased bonus accruals based on improved performance for bonus purposes.

UNDERGROUND STATION GROUP

DOLLARS IN THOUSANDS	FISCAL YEAR ENDED 2009	2008	PERCENT CHANGE
Net sales	**$ 110,902**	$ 124,002	(10.6)%
Loss from operations	**$ (5,660)**	$ (7,710)	26.6 %
Operating margin	**(5.1)%**	(6.2)%	

Net sales from the Underground Station Group decreased 10.6% to $110.9 million for Fiscal 2009 from $124.0 million for Fiscal 2008. The decrease reflects a 14% decrease in average Underground Station Group stores operated related to the Company's strategy of closing Jarman stores and the plan announced in May 2007 to close or convert up to 49 Underground Station Group stores. Unit sales decreased 7% during Fiscal 2009. Comparable store sales were flat for Underground Station Group for the year. The flat comparable store sales reflect a 6% increase in footwear unit comparable sales, offset by a 4% decrease in the average price per pair of shoes, reflecting changes in product mix in part due to more women's and children's products, and increased markdowns. Underground Station Group operated 180 stores at the end of Fiscal 2009. The Company had operated 192 Underground Station Group stores at the end of Fiscal 2008. The Company plans to continue to shorten the average lease life of the Underground Station stores, close certain underprforming stores as the opportunity presents itself, and attempt to secure rent relief on other locations while it assesses the future prospects for the chain.

Underground Station Group loss from operations for Fiscal 2009 improved to $(5.7) million compared to $(7.7) million for the same period last year. The improvement was due to decreased expenses as a percentage of net sales from store closings and actions taken for improved expense control.

HAT WORLD GROUP

	FISCAL YEAR ENDED		PERCENT
DOLLARS IN THOUSANDS	**2009**	2008	CHANGE
Net sales	**$ 405,446**	$ 378,913	7.0 %
Earnings from operations	**$ 36,670**	$ 31,987	14.6 %
Operating margin	**9.0%**	8.4%	

Net sales from the Hat World Group increased 7.0% to $405.4 million for Fiscal 2009 from $378.9 million for Fiscal 2008. The increase reflects primarily a 5% increase in average stores operated and a 2% increase in comparable store sales. Hat World Group operated 885 stores at the end of Fiscal 2009, including 50 stores in Canada, compared to 862 stores at the end of Fiscal 2008, including 34 stores in Canada.

Hat World Group earnings from operations for Fiscal 2009 increased 14.6% to $36.7 million compared to $32.0 million for Fiscal 2008. The increase in operating income was primarily due to increased net sales and increased gross margin as a percentage of net sales primarily reflecting fewer off-priced sales, increased vendor discounts and growth in higher margin areas.

JOHNSTON & MURPHY GROUP

	FISCAL YEAR ENDED		PERCENT
DOLLARS IN THOUSANDS	**2009**	2008	CHANGE
Net sales	**$ 177,963**	$ 192,487	(7.5)%
Earnings from operations	**$ 10,069**	$ 19,807	(49.2)%
Operating margin	**5.7%**	10.3%	

Johnston & Murphy Group net sales decreased 7.5% to $178.0 million for Fiscal 2009 from $192.5 million for Fiscal 2008, reflecting primarily a 10% decrease in comparable store sales and a 7% decrease in Johnston & Murphy wholesale sales, partially offset by a 2% increase in average stores operated for Johnston & Murphy retail operations. Unit sales for the Johnston & Murphy wholesale business decreased 11% in Fiscal 2009, while the average price per pair of shoes increased 3% for the same period. Retail operations accounted for 74.2% of Johnston & Murphy Group sales in Fiscal 2009, unchanged from Fiscal 2008. The comparable store sales decrease in Fiscal 2009 reflects a 12% decrease in footwear unit comparable sales and a 1% decrease in average price per pair of shoes, primarily due to changes in product mix and increased markdowns. The store count for Johnston & Murphy retail operations at the end of Fiscal 2009 included 157 Johnston & Murphy shops and factory stores compared to 154 Johnston & Murphy shops and factory stores at the end of Fiscal 2008.

Johnston & Murphy earnings from operations for Fiscal 2009 decreased 49.2% to $10.1 million from $19.8 million for Fiscal 2008, primarily due to decreased net sales, decreased gross margin as a percentage of net sales, reflecting changes in product mix and increased markdowns, and increased expenses as a percentage of net sales, reflecting negative leverage from the decrease in comparable store sales.

LICENSED BRANDS

DOLLARS IN THOUSANDS	FISCAL YEAR ENDED 2009	2008	PERCENT CHANGE
Net sales	$ 96,561	$ 92,706	4.2%
Earnings from operations	$ 11,925	$ 10,976	8.6%
Operating margin	12.3%	11.8%	

Licensed Brands' net sales increased 4.2% to $96.6 million for Fiscal 2009 from $92.7 million for Fiscal 2008. The sales increase reflects a 5% increase in sales of Dockers Footwear. Unit sales for Dockers Footwear increased 4% for Fiscal 2009 and the average price per pair of shoes increased 1% for the same period.

Licensed Brands' earnings from operations for Fiscal 2009 increased 8.6%, from $11.0 million for Fiscal 2008 to $11.9 million, primarily due to increased net sales and decreased expenses as a percentage of net sales.

CORPORATE, INTEREST EXPENSES AND OTHER CHARGES

Corporate and other for Fiscal 2009 had income of $161.1 million compared to expenses of $61.0 million for Fiscal 2008. Corporate income in Fiscal 2009 included a $204.1 million gain from the settlement of merger-related litigation partially offset by $7.7 million in restructuring and other charges, primarily for retail store asset impairments, lease terminations and other legal matters offset by a gain on a lease termination transaction and $8.0 million in merger-related expenses. Corporate and other costs of sales for Fiscal 2009 included $0.2 million in excess markdowns related to lease terminations. Corporate expenses in Fiscal 2008 included $27.6 million in merger-related expenses and a $0.5 million gain from insurance proceeds relating to Hurricane Katrina. Corporate and other expenses for Fiscal 2008 also included $9.7 million of restructuring and other charges, primarily for asset impairments and lease terminations, offset by excise tax refunds and an antitrust settlement. Corporate and other cost of sales for Fiscal 2008 included $0.9 million in excess markdowns related to Underground Station Group lease terminations.

Interest expense decreased 22.6% from $12.6 million in Fiscal 2008 to $9.7 million in Fiscal 2009, due to the cash received from the merger-related litigation settlement and improved operating cash flow, which decreased average revolver borrowings from $65.9 million in Fiscal 2008 to $27.7 million in Fiscal 2009.

Interest income increased from $0.1 million in Fiscal 2008 to $0.3 million in Fiscal 2009, due to the increase in average short-term investments as a result of the proceeds from the settlement of merger-related litigation.

Results of Operations—Fiscal 2008 Compared to Fiscal 2007

The Company's net sales for Fiscal 2008 (52 weeks) increased 2.9% to $1.50 billion from $1.46 billion in Fiscal 2007 (53 weeks). Net sales for the 53rd week of Fiscal 2007 are estimated at $24.7 million, based on actual retail sales and estimated wholesale sales. Wholesale sales are recognized upon shipment. The Company believes that a portion of the shipments that occurred in the final week would have occurred during the quarter even if it had not included the final week. Its estimate of the amount of such sales is excluded from the estimate of sales for the 53rd week. Excluding the 53rd week in Fiscal 2007, the net sales increase from the adjusted 52-week period last year was approximately 5%. The increase in net sales was a result of a higher number of stores in operation offset by a decrease in comparable store sales in the Journeys Group, Underground Station Group and Hat World Group, reflecting generally challenging economic conditions and a difficult retail environment, especially in footwear. Gross margin increased 2.8% to $751.2 million in Fiscal 2008 from $730.8 million in Fiscal 2007 but was flat as a percentage of net sales at 50.0%. Selling and administrative expenses in Fiscal 2008 increased 14.4% from Fiscal 2007 and increased as a percentage of net sales from 41.7% to 46.4% including $27.6 million of expenses relating to the now-terminated merger agreement with The Finish Line, which accounted for 184 basis points of the increase. The Company records buying and merchandising and occupancy costs in selling and administrative expense. Because the Company does not include these costs in cost of sales, the Company's gross margin may not be comparable to other retailers that include these costs in the calculation of gross margin. Explanations of the changes in results of operations are provided by business segment in discussions following these introductory paragraphs.

Earnings before income taxes from continuing operations ("pretax earnings") for Fiscal 2008 were $32.7 million compared to $111.1 million for Fiscal 2007. Pretax earnings for Fiscal 2008 included restructuring and other charges of $10.6 million, including $8.7 million of charges for asset impairments and $1.5 million for lease terminations, offset by $0.5 million in excise tax refunds and an antitrust settlement. Also included in the charge was $0.9 million in excess markdowns related to the Underground Station Group store lease terminations which is reflected in cost of sales on the Consolidated Statements of Earnings. Pretax earnings for Fiscal 2008 also included $27.6 million in expenses relating to the merger agreement with The Finish Line and a $0.5 million gain from insurance proceeds relating to Hurricane Katrina. Pretax earnings for Fiscal 2007 included restructuring and other charges of $1.1 million, including $2.2 million of charges for asset impairments and the termination of a small license agreement offset by $1.1 million of income for gift card breakage and a favorable litigation settlement.

Net earnings for Fiscal 2008 were $6.9 million ($0.29 diluted earnings per share) compared to $67.6 million ($2.59 diluted earnings per share) for Fiscal 2007. Net earnings for Fiscal 2008 included $1.6 million ($0.07 diluted earnings per share) charge to earnings (net of tax), including $1.8 million primarily for anticipated costs of environmental remedial alternatives related to former facilities operated by the Company offset by a $0.2 million gain for excess provisions to prior discontinued operations. Net earnings for Fiscal 2007 included $0.6 million ($0.02 diluted earnings per share) charge to earnings (net of tax), including $0.7 million primarily for anticipated costs of environmental remedial alternatives related to former facilities operated by the Company offset by a $0.1 million gain for excess provisions to prior discontinued operations. The Company recorded an effective federal income tax rate of 74.1% for Fiscal 2008 compared to 38.6% for Fiscal 2007. The variance in the effective tax rate for Fiscal 2008 compared to Fiscal 2007 is primarily attributable to non-deductible expenses incurred in connection with merger-related expenses and to FIN 48 adjustments. The merger agreement was terminated on March 3, 2008 and the Company believes that most of the $27.6 million in merger related costs and litigation expenses will be tax deductible in Fiscal 2009. See Notes 11 and 15 to the Consolidated Financial Statements for additional information.

JOURNEYS GROUP

	FISCAL YEAR ENDED		PERCENT
DOLLARS IN THOUSANDS	2008	2007	CHANGE
Net sales	$ 713,366	$ 696,889	2.4 %
Earnings from operations	$ 51,097	$ 83,835	(39.1)%
Operating margin	7.2%	12.0%	

Net sales from Journeys Group increased 2.4% to $713.4 million for Fiscal 2008 from $696.9 million for Fiscal 2007. The increase reflects a 13% increase in average Journeys stores operated offset by a 4% decrease in comparable store sales. The comparable store sales decrease reflects a 2% decrease in footwear unit comparable sales and a 3% decrease in average price per pair of shoes. The average price decrease primarily reflects changes in product mix and increased markdowns. Total unit sales increased 5% during the same period. The store count for Journeys Group was 967 stores at the end of Fiscal 2008, including 115 Journeys Kidz stores and 47 Shi by Journeys stores, compared to 853 Journeys Group stores at the end of Fiscal 2007, including 73 Journeys Kidz stores and 12 Shi by Journeys stores.

Journeys Group earnings from operations for Fiscal 2008 decreased 39.1% to $51.1 million, compared to $83.8 million for Fiscal 2007. The decrease was primarily attributable to increased expenses as a percentage of net sales, reflecting negative comparable store sales and increases in (i) rent expense related to relocation from smaller sized, volume-constrained locations to bigger stores in order to offer a broader selection of products, new stores and lease renewals, and (ii) employee expenses due to higher minimum wage costs combined with decreased gross margin as a percentage of net sales reflecting increased markdowns.

UNDERGROUND STATION GROUP

	FISCAL YEAR ENDED		PERCENT
DOLLARS IN THOUSANDS	2008	2007	CHANGE
Net sales	$124,002	$ 155,069	(20.0)%
(Loss) earnings from operations	$ (7,710)	$ 3,844	NM
Operating margin	(6.2)%	2.5%	

Net sales from the Underground Station Group decreased 20.0% to $124.0 million for Fiscal 2008 from $155.1 million for Fiscal 2007. Sales for Underground Station stores decreased 16% for Fiscal 2008. Sales for Jarman retail stores decreased 41% for Fiscal 2008, reflecting a 39% decrease in the average number of Jarman stores operated related to the Company's strategy of closing Jarman stores or converting them to Underground Station stores. Comparable store sales decreased 16% for the Underground Station Group, 17% for Underground Station stores and 10% for Jarman stores. The decrease in comparable store sales was primarily due to the weak urban market, ongoing softness in athletic shoes and the absence in Fiscal 2008 of the chain's formerly most popular athletic brand from its product offering. The average price per pair of shoes for Underground Station Group decreased 10% for Fiscal 2008 and unit sales decreased 10% during the same period. The average price per pair of shoes at Underground Station stores decreased 11% during the year, primarily reflecting changes in product mix and increased markdowns. Unit sales decreased 4% during Fiscal 2008. Underground Station Group operated 192 stores at the end of Fiscal 2008, including 176 Underground Station stores. During Fiscal 2008, two Jarman stores were converted to Underground Station stores. The Company had operated 223 Underground Station Group stores at the end of Fiscal 2007, including 193 Underground Station stores.

Underground Station Group loss from operations for Fiscal 2008 was $(7.7) million compared to earnings from operations of $3.8 million for the same period in Fiscal 2007. The decrease was due to decreased net sales, increased expenses as a percentage of net sales reflecting negative leverage in expenses, particularly in store-related expenses from negative comparable store sales, and decreased gross margin as a percentage of net sales reflecting increased markdowns.

HAT WORLD GROUP

DOLLARS IN THOUSANDS	FISCAL YEAR ENDED 2008	FISCAL YEAR ENDED 2007	PERCENT CHANGE
Net sales	$ 378,913	$ 342,641	10.6 %
Earnings from operations	$ 31,987	$ 41,359	(22.7)%
Operating margin	8.4%	12.1%	

Net sales from the Hat World Group increased 10.6% to $378.9 million for Fiscal 2008 from $342.6 million for Fiscal 2007. The increase reflects primarily a 20% increase in average stores operated offset by a 2% decrease in comparable store sales. The comparable store sales were impacted by a challenging urban market among other factors, partially offset by strength in Core Major League Baseball products and branded action headwear. Hat World Group operated 862 stores at the end of Fiscal 2008, including 34 stores in Canada and 14 Lids Kids stores, compared to 785 stores at the end of Fiscal 2007, including 26 stores in Canada and three Lids Kids stores.

Hat World Group earnings from operations for Fiscal 2008 decreased 22.7% to $32.0 million compared to $41.4 million for Fiscal 2007. The decrease in operating income was primarily due to increased expenses as a percentage of net sales, resulting from store growth and negative leverage in store-related expenses from negative comparable store sales, increased rent from lease renewals as well as decreased gross margin as a percentage of net sales reflecting increased promotional activity.

JOHNSTON & MURPHY GROUP

DOLLARS IN THOUSANDS	FISCAL YEAR ENDED 2008	FISCAL YEAR ENDED 2007	PERCENT CHANGE
Net sales	$ 192,487	$ 186,979	2.9%
Earnings from operations	$ 19,807	$ 15,337	29.1%
Operating margin	10.3%	8.2%	

Johnston & Murphy Group net sales increased 2.9% to $192.5 million for Fiscal 2008 from $187.0 million for Fiscal 2007, reflecting a 2% increase in comparable store sales combined with a 4% increase in average stores operated for Johnston & Murphy retail operations and a 4% increase in Johnston & Murphy wholesale sales. Unit sales for the Johnston & Murphy wholesale business increased 2% in Fiscal 2008, and the average price per pair of shoes increased 2% for the same period. Retail operations accounted for 74.2% of Johnston & Murphy Group sales in Fiscal 2008, down slightly from 74.3% in Fiscal 2007 primarily due to increased wholesale sales. The average price per pair of shoes for Johnston & Murphy retail increased 4% (6% in the Johnston & Murphy shops) in Fiscal 2008, primarily due to changes in product mix and increased prices in certain styles, while unit sales decreased 6% during the same period. The store count for Johnston & Murphy retail operations at the end of Fiscal 2008 included 154 Johnston & Murphy stores and factory stores compared to 148 Johnston & Murphy stores and factory stores at the end of Fiscal 2007.

Johnston & Murphy earnings from operations for Fiscal 2008 increased 29.1% to $19.8 million from $15.3 million for Fiscal 2007, primarily due to increased gross margin as a percentage of net sales, reflecting fewer markdowns, increased prices and better sourcing in both the retail and wholesale businesses and lower off-priced sales in the wholesale business as well as increased net sales. The Company believes the gross margins in Fiscal 2008 reflect most of the gains from better sourcing as weakness in the dollar is putting price pressures on the cost of products.

LICENSED BRANDS

	FISCAL YEAR ENDED		PERCENT
DOLLARS IN THOUSANDS	2008	2007	CHANGE
Net sales	$ 92,706	$ 78,422	18.2%
Earnings from operations	$ 10,976	$ 6,777	62.0%
Operating margin	11.8%	8.6%	

Licensed Brands' net sales increased 18.2% to $92.7 million for Fiscal 2008 from $78.4 million for Fiscal 2007. The sales increase reflects a 14% increase in sales of Dockers Footwear and incremental sales from the initial rollout of a new line of footwear that the Company is sourcing exclusively for Kohl's department stores. Unit sales for Dockers Footwear increased 10% for Fiscal 2008 and the average price per pair of shoes increased 3% for the same period.

Licensed Brands' earnings from operations for Fiscal 2008 increased 62.0%, from $6.8 million for Fiscal 2007 to $11.0 million, primarily due to increased gross margin as a percentage of net sales, increased net sales and decreased expenses as a percentage of net sales. The Company believes the sales gains will moderate in Fiscal 2009 due to both the economic environment and limited opportunity to continue to grow the business with existing accounts.

CORPORATE, INTEREST EXPENSES AND OTHER CHARGES

Corporate and other expenses for Fiscal 2008 were $61.0 million compared to $30.1 million for Fiscal 2007. Corporate expenses in Fiscal 2008 included $27.6 million in merger-related expenses and a $0.5 million gain from insurance proceeds relating to Hurricane Katrina. Corporate and other expenses for Fiscal 2008 also included $9.7 million of restructuring and other charges, primarily for asset impairments and lease terminations offset by excise tax refunds and an antitrust settlement. Corporate and other cost of sales for Fiscal 2008 included $0.9 million in excess markdowns related to Underground Station Group lease terminations. Corporate and other expenses for Fiscal 2007 included $1.1 million of restructuring and other charges, primarily for asset impairments and the termination of a small licensing agreement offset by income for gift card breakage and a favorable litigation settlement.

Interest expense increased 19.9% from $10.5 million in Fiscal 2007 to $12.6 million in Fiscal 2008, primarily due to the increase in the average revolver borrowings from $16.8 million in Fiscal 2007 to $65.9 million this year due to decreased net earnings and increased seasonal borrowings.

Interest income decreased 74.3% from $0.6 million in Fiscal 2007 to $0.1 million in Fiscal 2008, due to the decrease in average short-term investments.

Liquidity and Capital Resources

The following table sets forth certain financial data at the dates indicated.

DOLLARS IN MILLIONS	JAN. 31 2009	FEB.2 2008	FEB. 3 2007
Cash and cash equivalents	**$ 17.7**	$ 17.7	$ 16.7
Working capital	**$ 259.1**	$ 238.1	$ 200.3
Long-term debt	**$ 118.5**	$ 155.2	$ 109.3

WORKING CAPITAL

The Company's business is seasonal, with the Company's investment in inventory and accounts receivable normally reaching peaks in the spring and fall of each year. Historically, cash flow from operations has been generated principally in the fourth quarter of each fiscal year.

Cash provided by operating activities was $179.1 million in Fiscal 2009 compared to $23.9 million in Fiscal 2008. The $155.2 million increase in cash flow from operating activities from last year reflects primarily the receipt of $175.0 million of cash proceeds of the merger-related litigation settlement and changes in inventory of $36.2 million, offset by a decrease in cash flow from changes in other accrued liabilities, prepaids and other current assets and accounts payable of $16.8 million, $10.9 million and $7.6 million, respectively. The $36.2 million increase in cash flow from inventory reflected efforts to reduce inventory in order to align inventory growth with sales growth. The $16.8 million decrease in cash flow from other accrued liabilities was due to a reduction in accrued professional fees related to the terminated merger agreement and a reduction in accrued income taxes due to the Company being in a prepaid income tax position at the end of the year, offset by increased bonus accruals. The $10.9 million decrease in cash flow from prepaids and other current assets was due to increased prepaid income taxes. The $7.6 million decrease in cash flow from accounts payable reflected changes in buying patterns, including actions taken to reduce inventory, and payment terms negotiated with individual vendors.

The $3.3 million increase in inventories at January 31, 2009 from February 2, 2008 levels reflects an increase in wholesale inventory due to an inability to react quickly to the economic conditions as well as increases in inventory to support spring shipments, offset by a decrease in retail inventory due to efforts to align inventory growth with sales growth offset by inventory purchased to support the net increase of 59 stores in Fiscal 2009.

Accounts receivable at January 31, 2009 decreased $2.2 million compared to February 2, 2008, due primarily to decreased wholesale sales in the fourth quarter of Fiscal 2009 and lower tenant allowance receivables from the slow down in store openings.

Cash provided by operating activities was $23.9 million in Fiscal 2008 compared to $70.6 million in Fiscal 2007. The $46.7 million decrease in cash flow from operating activities reflects primarily a decrease in cash flow from a decrease in net earnings of $60.8 million and changes in inventory of $11.2 million, offset by an increase in cash flow from changes in other accrued liabilities and accounts payable of $11.0 million and $8.6 million, respectively, and an increase in impairment of long-lived assets of $6.8 million. The $11.2 million decrease in cash flow from inventory was due to increases in retail inventory from a weaker than planned holiday selling season and growth in our retail businesses with a net increase of 166 stores for Fiscal 2008. The $11.0 million increase in cash flow from other accrued liabilities was primarily due to a reduction in the change of accrued income and other taxes when compared to Fiscal 2007, combined with an increase in accrued professional fees and expenses relating to the merger agreement, and subsequent litigation, with The Finish Line. The $8.6 million increase in cash flow from accounts payable was due to changes in buying patterns and payment terms negotiated with individual vendors.

The $39.5 million increase in inventories at February 2, 2008 from February 3, 2007 levels reflects a weaker than planned Fiscal 2008 holiday selling season in retail and inventory purchased to support the net increase of 166 stores in Fiscal 2008.

Accounts receivable at February 2, 2008 increased $0.3 million compared to February 3, 2007.

Cash used due to changes in accounts payable and accrued liabilities are as follows:

	FISCAL YEAR ENDED		
IN THOUSANDS	**2009**	2008	2007
Accounts payable	**$ (8,071)**	$ (430)	$ (9,068)
Accrued liabilities	**(17,694)**	(923)	(11,962)
	$(25,765)	$ (1,353)	$ (21,030)

The fluctuations in cash provided due to changes in accounts payable for Fiscal 2009 from Fiscal 2008 and for Fiscal 2008 from Fiscal 2007 are due to changes in buying patterns and payment terms negotiated with individual vendors. The change in cash provided due to changes in accrued liabilities for Fiscal 2009 from Fiscal 2008 was due primarily to a reduction in accrued professional fees and expenses related to the terminated merger agreement and a reduction in accrued taxes due to the Company being in a prepaid tax position, offset by higher bonus accruals and the change in accrued liabilities for Fiscal 2008 from Fiscal 2007 was due primarily to a reduction in the change in accrued income and other tax accruals and increased accrued professional fees and expenses relating to the terminated merger agreement, and subsequent litigation, with The Finish Line.

The Company has a revolving credit facility (the "Credit Facility") entered into on December 1, 2006, in the aggregate principal amount of $200.0 million, with a $20.0 million swingline loan sublimit and a $70.0 million sublimit for the issuance of standby letters of credit, and has a five-year term. Revolving credit borrowings averaged $27.7 million during Fiscal 2009 and $65.9 million during Fiscal 2008. The reduction in average borrowings was due to cash received in the first quarter of Fiscal 2009 from the merger-related litigation settlement. The Company funded its seasonal working capital requirements and its capital expenditures in Fiscal 2009 from the cash proceeds of the settlement.

CONTRACTUAL OBLIGATIONS

The following tables set forth aggregate contractual obligations and commitments as of January 31, 2009.

	PAYMENTS DUE BY PERIOD				
IN THOUSANDS	TOTAL	LESS THAN 1 YEAR	1–3 YEARS	3–5 YEARS	MORE THAN 5 YEARS
Long-Term Debt	$ 118,520	$ -0-	$ 32,300	$ -0-	$ 86,220
Interest on Long-Term Debt(1)	51,586	3,557	7,114	7,114	33,801
Capital Lease Obligations	322	187	122	2	11
Operating Lease Obligations	1,020,653	162,740	294,378	242,401	321,134
Purchase Obligations(2)	249,888	249,888	-0-	-0-	-0-
Other Long-Term Liabilities	1,481	200	399	375	507
Total Contractual Obligations(3)	**$ 1,442,450**	**$ 416,572**	**$ 334,313**	**$ 249,892**	**$ 441,673**

COMMERCIAL COMMITMENTS

	AMOUNT OF COMMITMENT EXPIRATION PER PERIOD				
IN THOUSANDS	TOTAL AMOUNTS COMMITTED	LESS THAN 1 YEAR	1–3 YEARS	3–5 YEARS	MORE THAN 5 YEARS
Letters of Credit	$ 13,470	$ 13,470	$ -0-	$ -0-	$ -0-
Total Commercial Commitments	**$ 13,470**	**$ 13,470**	**$ -0-**	**$ -0-**	**$ -0-**

(1) Includes interest to maturity on the $86.2 million 4 1/8% subordinated convertible debentures due June 2023. Excludes interest on revolver borrowings since the line of credit is subject to almost daily repayment or borrowing activity and as such does not readily lend itself to computing anticipated interest expense.

(2) Open purchase orders for inventory.

(3) Excludes FIN 48 liabilities of $13.5 million due to their uncertain nature in timing of payments.

CAPITAL EXPENDITURES

Capital expenditures were $49.4 million, $80.7 million and $73.3 million for Fiscal 2009, 2008 and 2007, respectively. The $31.3 million decrease in Fiscal 2009 capital expenditures as compared to Fiscal 2008 resulted primarily from the decrease in retail store capital expenditures due to 102 new store openings in Fiscal 2009 compared to 229 new store openings in Fiscal 2008. The $7.4 million increase in Fiscal 2008 capital expenditures as compared to Fiscal 2007 resulted primarily from the increase in retail store capital expenditures due to 229 new store openings in Fiscal 2008 and increased major store renovations.

Total capital expenditures in Fiscal 2010 are expected to be approximately $48.6 million. These include retail capital expenditures of up to $43.0 million to open up to 12 Journeys stores, 10 Journeys Kidz stores, 3 Shi by Journeys stores, 7 Johnston & Murphy shops and factory stores and 40 Hat World Group stores including 15 stores in Canada and to complete approximately 157 major store renovations and installing new POS equipment in all the Journeys and Journeys Kidz retail stores. Due to current economic conditions, the Company intends to be more selective with respect to new store locations. The Company will open stores at a slower pace in 2010. The planned amount of capital expenditures in Fiscal

2010 for wholesale operations and other purposes is approximately $5.6 million, including approximately $1.6 million for new systems to improve customer service and support the Company's growth.

FUTURE CAPITAL NEEDS

The Company expects that cash on hand and cash provided by operations will be sufficient to support seasonal working capital requirements and capital expenditures, although the Company plans to borrow under its Credit Facility to support seasonal working capital requirements during Fiscal 2010. The approximately $9.4 million of costs associated with discontinued operations that are expected to be paid during the next twelve months are expected to be funded from cash on hand and borrowings under the Credit Facility during Fiscal 2010. Additionally, holders of the Company's 4 1/8% Convertible Subordinated Debentures have the option to require the Company to redeem them in June 2010 (Fiscal 2011 for the Company). While the Company expects to have adequate cash or borrowing capacity available to redeem up to the full $86.2 million of outstanding debentures, negative variations from expected liquidity levels could require the Company to seek alternative financing on terms less favorable than those applicable to the debentures.

There were $13.5 million of letters of credit outstanding and $32.3 million revolver borrowings outstanding under the Credit Facility at January 31, 2009. Net availability under the facility was $154.2 million. The Company is not required to comply with any financial covenants under the facility unless Adjusted Excess Availability (as defined in the Amended and Restated Credit Agreement) is less than 10% of the total commitments under the credit facility (currently $20.0 million). If and during such time as Adjusted Excess Availability is less than such amount, the credit facility requires the Company to meet a minimum fixed charge coverage ratio (EBITDA less capital expenditures less cash taxes divided by cash interest expense and scheduled payments of principal indebtedness) of 1.0 to 1.0. Adjusted Excess Availability was $154.2 million at January 31, 2009. Because Adjusted Excess Availability exceeded $20.0 million, the Company was not required to comply with this financial covenant at January 31, 2009.

The Credit Facility prohibits the payment of dividends and other restricted payments (including stock repurchases) unless after such dividend or restricted payment (i) availability is between $30.0 million and $50.0 million, the fixed charge coverage is greater than 1.0 to 1.0 or (ii) availability under the credit facility exceeds $50.0 million. The Company's management does not expect availability under the Credit Facility to fall below $50.0 million during Fiscal 2010.

The aggregate of annual dividend requirements on the Company's Subordinated Serial Preferred Stock, $2.30 Series 1, $4.75 Series 3 and $4.75 Series 4, and on its $1.50 Subordinated Cumulative Preferred Stock is $198,000.

COMMON STOCK REPURCHASES

In March 2008, the board authorized up to $100.0 million in stock repurchases primarily funded with the after-tax cash proceeds of the settlement of the merger-related litigation with The Finish Line and UBS. See Notes 2 and 15 to the Consolidated Financial Statements. The Company repurchased 4.0 million shares at a cost of $90.9 million during Fiscal 2009. In total, the Company has repurchased 12.2 million shares at a cost of $194.3 million from all authorizations as of January 31, 2009.

Environmental and Other Contingencies

The Company is subject to certain loss contingencies related to environmental proceedings and other legal matters, including those disclosed in Note 15 to the Company's Consolidated Financial Statements. The Company has made accruals for certain of these contingencies, including approximately $9.4 million reflected in Fiscal 2009, $2.9 million reflected in Fiscal 2008 and $1.1 million reflected in Fiscal 2007. The Company monitors these matters on an ongoing basis and, on a quarterly basis, management reviews the Company's reserves and accruals in relation to each of them, adjusting provisions as management deems necessary in view of changes in available information. Changes in estimates of liability are reported in the periods when they occur. Consequently, management believes that its reserve in relation to each proceeding is a reasonable estimate of the probable loss connected to the proceeding, or in cases in which no reasonable estimate is possible, the minimum amount in the range of estimated losses, based upon its analysis of the facts and circumstances as of the close of the most recent fiscal quarter. However, because of uncertainties and risks inherent in litigation generally and in environmental proceedings in particular, there can be no assurance that future developments will not require additional reserves to be set aside, that some or all reserves may not be adequate or that the amounts of any such additional reserves or any such inadequacy will not have a material adverse effect upon the Company's financial condition or results of operations.

Financial Market Risk

The following discusses the Company's exposure to financial market risk related to changes in interest rates and foreign currency exchange rates.

OUTSTANDING DEBT OF THE COMPANY – The Company's outstanding long-term debt of $86.2 million 4 1/8% Convertible Subordinated Debentures due June 15, 2023 bears interest at a fixed rate. Accordingly, there would be no immediate impact on the Company's interest expense due to fluctuations in market interest rates. The Company also has $32.3 million outstanding under its Credit Facility at a weighted average interest rate of 3.25%. A 100 basis point adverse change in interest rates would increase interest expense by $0.3 million on the $32.3 million revolving credit debt.

CASH AND CASH EQUIVALENTS – The Company's cash and cash equivalent balances are invested in financial instruments with original maturities of three months or less. The Company did not have significant exposure to changing interest rates on invested cash at January 31, 2009. As a result, the Company considers the interest rate market risk implicit in these investments at January 31, 2009 to be low.

FOREIGN CURRENCY EXCHANGE RATE RISK - Most purchases by the Company from foreign sources are denominated in U.S. dollars. To the extent that import transactions are denominated in other currencies, it is the Company's practice to hedge its risks through the purchase of forward foreign exchange contracts when the purchases are material. At January 31, 2009, the Company did not have any outstanding forward foreign exchange contracts. The Company's policy is not to speculate in derivative instruments for profit on the exchange rate price fluctuation and it does not hold any derivative instruments for trading purposes. Derivative instruments used as hedges must be effective at reducing the risk associated with the exposure being hedged and must be designated as a hedge at the inception of the contract.

ACCOUNTS RECEIVABLE – The Company's accounts receivable balance at January 31, 2009 is concentrated in its two wholesale businesses, which sell primarily to department stores and independent retailers across the United States. One customer accounted for 16% and another customer accounted for 10% of the Company's trade accounts receivable balance and no other customer accounted for more than 9% of the Company's trade receivables balance as of January 31, 2009. The Company monitors the credit quality of its customers and establishes an allowance for doubtful accounts based upon factors surrounding credit risk of specific customers, historical trends and other information, as well as customer specific factors; however, credit risk is affected by conditions or occurrences within the economy and the retail industry, as well as company-specific information.

SUMMARY – Based on the Company's overall market interest rate and foreign currency rate exposure at January 31, 2009, the Company believes that the effect, if any, of reasonably possible near-term changes in interest rates or foreign currency exchange rates on the Company's consolidated financial position, results of operations or cash flows for Fiscal 2010 would not be material.

New Accounting Principles

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations" ("SFAS No. 141(R)"). SFAS No. 141(R) establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. The statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statement to evaluate the nature and financial effects of the business combination. SFAS No. 141(R) is to be applied prospectively to business combinations for which the acquisition date is on or after an entity's fiscal year that begins after December 15, 2008 (Fiscal 2010 for the Company). The Company expects the adoption will have an impact on the Consolidated Financial Statements when effective, but the nature and magnitude of the specific effects will depend upon the nature, terms and size of any acquisitions consummated after the effective date. The Company will assess the impact of this standard on the Consolidated Financial Statements if and when a future acquisition occurs.

The Company adopted SFAS No. 157, "Fair Value Measurements," ("SFAS No. 157") as of February 3, 2008, with the exception of the application of the statement of non-recurring, nonfinancial assets and liabilities. The adoption of SFAS

No.157 did not have a material impact on the Company's results of operations or financial position. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements. In February 2008, the FASB issued FASB Staff Position No. FAS 157-b, "Effective Date of FASB Statement No. 157," ("FSP 157-b"). FSP 157-b amended SFAS No. 157, to delay the effective date for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (that is, at least annually). FSP 157-b defers the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008 (Fiscal 2010 for the Company), and interim periods within those fiscal years for items within the scope of the FSP. See Note 7 to the Consolidated Financial Statements for additional information.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option of Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115" ("SFAS No. 159"). SFAS No. 159 allows companies to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The Company adopted SFAS No. 159 as of February 3, 2008 and did not elect the fair value option to measure certain financial instruments. Accordingly, the adoption of SFAS No. 159 did not have a material impact on the Company's results of operations or financial position.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities -- An Amendment of SFAS No. 133" ("SFAS No. 161"). SFAS 161 seeks to improve financial reporting for derivative instruments and hedging activities by requiring enhanced disclosures regarding the impact on financial position, financial performance, and cash flows. To achieve this increased transparency, SFAS 161 requires (1) the disclosure of the fair value of derivative instruments and gains and losses in a tabular format; (2) the disclosure of derivative features that are credit risk-related; and (3) cross-referencing within the footnotes. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008 (Fiscal 2010 for the Company). The Company does not believe the adoption of SFAS 161 will have a material impact on its results of operations or financial position.

In May 2008, the FASB issued FASB Staff Position APB 14-1, "Accounting for Convertible Debt Instruments That May be Settled in Cash Upon Conversion, (including partial cash settlement)," ("FSP APB 14-1"). FSP APB 14-1 requires the issuer of certain convertible debt instruments that may be settled in cash (or other assets) on conversion to separately account for the liability (debt) and equity (conversion option) components of the instrument in a manner that reflects the issuer's nonconvertible debt borrowing rate. FSP APB 14-1 is effective for fiscal years beginning after December 15, 2008 (Fiscal 2010 for the Company), and interim periods within those fiscal years and must be applied retrospectively to all periods presented. The Company plans to adopt FSP APB 14-1 as of February 1, 2009. The Company expects to record an increase in non-cash interest expense of $3.4 million for 2010.

Inflation

The Company does not believe inflation has had a material impact on sales or operating results during periods covered in this discussion.

FINANCIAL SUMMARY

IN THOUSANDS EXCEPT PER COMMON SHARE DATA	FISCAL YEAR END				
FINANCIAL STATISTICS AND OTHER DATA	**2009**	2008	2007	2006	2005
Results of Operations Data					
Net Sales	**$ 1,551,562**	$ 1,502,119	$ 1,460,478	$ 1,283,876	$ 1,112,681
Depreciation	**46,757**	45,114	40,306	34,622	31,266
Earnings from operations	**263,192**	45,161	121,045	112,827	88,064
Earnings before income taxes from continuing operations	**253,782**	32,735	111,118	102,470	77,102
Earnings from continuing operations	**158,099**	8,488	68,247	62,626	48,460
(Provisions for) earnings from discontinued operations, net	**(5,463)**	(1,603)	(601)	60	(211)
Net earnings	**$ 152,636**	$ 6,885	$ 67,646	$ 62,686	$ 48,249
Per Common Share Data					
Earnings from continuing operations					
Basic	**$ 8.21**	$ .37	$ 3.00	$ 2.73	$ 2.19
Diluted	**6.72**	.36	2.61	2.38	1.92
Discontinued operations					
Basic	**(.28)**	(.07)	(.02)	.01	(.01)
Diluted	**(.23)**	(.07)	(.02)	.00	(.01)
Net earnings					
Basic	**7.93**	.30	2.98	2.74	2.18
Diluted	**6.49**	.29	2.59	2.38	1.91
Balance Sheet Data					
Total assets	**$ 818,027**	$ 804,556	$ 729,373	$ 686,118	$ 635,571
Long-term debt	**118,520**	155,220	109,250	106,250	161,250
Non-redeemable preferred stock	**5,203**	5,338	6,602	6,695	7,474
Common shareholders' equity	**441,731**	416,077	398,624	342,056	264,591
Capital expenditures	**49,420**	80,662	73,287	56,946	39,480
Financial Statistics					
Earnings from operations as a percent of net sales	**17.0%**	3.0%	8.3%	8.8%	7.9%
Book value per share (common shareholders' equity divided by common shares outstanding)	**$ 22.95**	$ 18.25	$ 17.53	$ 14.71	$ 11.79
Working capital (in thousands)	**$ 259,137**	$ 238,093	$ 200,330	$ 184,986	$ 176,245
Current ratio	**2.9**	2.6	2.5	2.2	2.4
Percent long-term debt to total capitalization	**21.0%**	26.9%	21.2%	23.4%	37.2%
Other Data (End of Year)					
Number of retail outlets*	**2,234**	2,175	2,009	1,773	1,618
Number of employees**	**14,125**	13,950	12,750	11,100	9,600

* Includes 49 Hat Shack stores in Fiscal 2007 acquired January 11, 2007, 486 Hat World stores in Fiscal 2005 acquired April 1, 2004 and 17 Cap Connection stores in Fiscal 2005 acquired July 1, 2004. See Note 3 to the Consolidated Financial Statements.

** Includes the addition of over 2,800 Hat World employees in Fiscal 2005 due to the acquisition.

Reflected in earnings from continuing operations for Fiscal 2009 was a $204.1 million gain on the settlement of merger-related litigation.

Reflected in earnings from continuing operations for Fiscal 2009 and 2008 were $8.0 million and $27.6 million, respectively, in merger-related costs and litigation expenses. These expenses were deductible for tax purposes in Fiscal 2009. See Notes 2 and 15 to the Consolidated Financial Statements for additional information regarding these charges.

Reflected in earnings from continuing operations for Fiscal 2009, 2008, 2007, 2006 and 2005 were restructuring and other charges of $7.5 million, $9.7 million, $1.1 million, $2.3 million and $1.2 million, respectively. See Note 4 to the Consolidated Financial Statements for additional information regarding these charges.

Reflected in earnings from continuing operations for Fiscal 2005 was a favorable tax settlement of $0.5 million and tax benefits of $0.2 million resulting from the reversal of previously accrued income taxes.

Long-term debt includes current obligations. In December 2006, the Company entered into an amended and restated credit agreement in the aggregate principal amount of $200.0 million. In April 2004, the Company entered into a credit facility totaling $175.0 million. Included in the facility was a $100.0 million term loan used to fund a portion of the Hat World acquisition. See Note 8 to the Consolidated Financial Statements for additional information regarding the Company's debt.

The Company has not paid dividends on its Common Stock since 1973. See Notes 8 and 10 to the Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Future Capital Needs" for a description of limitations on the Company's ability to pay dividends.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

GENESCO INC. AND CONSOLIDATED SUBSIDIARIES

The consolidated financial statements presented in this report are the responsibility of management and have been prepared in conformity with U.S. generally accepted accounting principles. Some of the amounts included in the financial information are necessarily based on the estimates and judgments of management, which are based on currently available information and management's view of current conditions and circumstances.

An independent registered public accounting firm audits the Company's consolidated financial statements and the effectiveness of internal control over financial reporting in accordance with the standards established by the Public Company Accounting Oversight Board.

The audit committee of the board of directors, composed entirely of directors who are not employees of the Company, meets regularly with management, internal audit and the independent registered public accounting firm to review accounting, control, auditing and financial reporting matters. Internal audit and the independent auditors have full and free access to the audit committee and meet (with and without management present) to discuss appropriate matters.

James S. Gulmi
Senior Vice President – Finance
Chief Financial Officer and Treasurer

Paul D. Williams
Vice President
Chief Accounting Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE BOARD OF DIRECTORS AND SHAREHOLDERS
GENESCO INC.

We have audited the accompanying consolidated balance sheets of Genesco Inc. and Subsidiaries (the "Company") as of January 31, 2009 and February 2, 2008, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three fiscal years in the period ended January 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Genesco Inc. and Subsidiaries at January 31, 2009 and February 2, 2008, and the consolidated results of its operations and its cash flows for each of the three fiscal years in the period ended January 31, 2009, in conformity with U.S. generally accepted accounting principles.

As discussed in Notes 1, 11, 12 and 14 to the consolidated financial statements, in fiscal 2008 the Company changed its method of accounting for income tax contingencies, and in fiscal 2007 the Company changed its method of accounting for shared-based payments and its method of accounting for defined benefit pension and other postretirement benefit plans.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of January 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 30, 2009 expressed an unqualified opinion thereon.

Ernst & Young LLP

Nashville, Tennessee
March 30, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL CONTROL OVER FINANCIAL REPORTING

THE BOARD OF DIRECTORS AND SHAREHOLDERS
GENESCO INC.

We have audited Genesco Inc.'s internal control over financial reporting as of January 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Genesco Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Genesco Inc. maintained, in all material respects, effective internal control over financial reporting as of January 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Genesco Inc. as of January 31, 2009 and February 2, 2008, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three fiscal years in the period ended January 31, 2009 and our report dated March 30, 2009 expressed an unqualified opinion thereon.

Ernst + Young LLP

Nashville, Tennessee
March 30, 2009

CONSOLIDATED BALANCE SHEETS

IN THOUSANDS, EXCEPT SHARE AMOUNTS	AS OF FISCAL YEAR END 2009	2008
ASSETS		
Current Assets		
Cash and cash equivalents	$ 17,672	$ 17,703
Accounts receivable, net of allowances of $3,052 at January 31, 2009 and $1,767 at February 2, 2008	23,744	24,275
Inventories	306,078	300,548
Deferred income taxes	15,083	18,702
Prepaids and other current assets	35,542	22,439
Total current assets	398,119	383,667
Property and equipment:		
Land	4,863	4,861
Buildings and building equipment	17,990	17,165
Computer hardware, software and equipment	79,255	76,700
Furniture and fixtures	99,954	93,703
Construction in progress	7,044	9,120
Improvements to leased property	274,613	263,184
Property and equipment, at cost	483,719	464,733
Accumulated depreciation	(244,038)	(217,492)
Property and equipment, net	239,681	247,241
Deferred income taxes	7,132	2,641
Goodwill	111,680	107,618
Trademarks	51,749	51,403
Other intangibles, net of accumulated amortization of $8,250 at January 31, 2009 and $7,426 at February 2, 2008	2,082	1,486
Other noncurrent assets	7,584	10,500
Total Assets	$ 818,027	$ 804,556
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Acounts payable	$ 73,143	$ 75,302
Accrued employee compensation	15,780	13,715
Accrued other taxes	11,254	10,576
Accrued income taxes	634	4,725
Other accrued liabilities	28,727	35,470
Provision for discontinued operations	9,444	5,786
Total current liabilities	138,982	145,574
Long-term debt	118,520	155,220
Pension liability	25,968	6,572
Deferred rent and other long-term liabilities	81,499	74,067
Provision for discontinued operations	6,124	1,708
Total liabilities	371,093	383,141
Commitments and contingent liabilities		
Shareholders' Equity		
Non-redeemable preferred stock	5,203	5,338
Common shareholders' equity:		
Common stock, $1 par value: Authorized: 80,000,000 shares Issued/Outstanding: January 31, 2009 – 19,731,979/19,243,515 February 2, 2008 – 23,284,741/22,796,277	19,732	23,285
Additional paid-in capital	38,230	117,629
Retained earnings	432,324	309,030
Accumulated other comprehensive loss	(30,698)	(16,010)
Treasury shares, at cost	(17,857)	(17,857)
Total shareholders' equity	446,934	421,415
Total Liabilities and Shareholders' Equity	$ 818,027	$ 804,556

The accompanying Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF EARNINGS

IN THOUSANDS, EXCEPT PER SHARE AMOUNTS	FISCAL YEAR 2009	2008	2007
Net Sales	**$ 1,551,562**	$ 1,502,119	$ 1,460,478
Cost of Sales	**771,580**	750,904	729,643
Selling and administrative expenses	**713,365**	696,352	608,685
Gain from settlement of merger-related litigation	**(204,075)**	-0-	-0-
Restructuring and other, net	**7,500**	9,702	1,105
Earnings from operations	**263,192**	45,161	121,045
Interest expense, net:			
Interest expense	**9,732**	12,570	10,488
Interest income	**(322)**	(144)	(561)
Total interest expense, net	**9,410**	12,426	9,927
Earnings before income taxes from continuing operations	**253,782**	32,735	111,118
Income tax expense	**95,683**	24,247	42,871
Earnings from continuing operations	**158,099**	8,488	68,247
Provision for discontinued operations, net	**(5,463)**	(1,603)	(601)
Net Earnings	**$ 152,636**	$ 6,885	$ 67,646
Basic earnings per common share:			
Continuing operations	**$ 8.21**	$ .37	$ 3.00
Discontinued operations	**$ (0.28)**	$ (.07)	$ (.02)
Net earnings	**$ 7.93**	$ .30	$ 2.98
Diluted earnings per common share:			
Continuing operations	**$ 6.72**	$ .36	$ 2.61
Discontinued operations	**$ (0.23)**	$ (.07)	$ (.02)
Net earnings	**$ 6.49**	$ .29	$ 2.59

The accompanying Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FISCAL YEAR IN THOUSANDS	2009	2008	2007
Cash Flows from Operating Activities:			
Net earnings	$ 152,636	$ 6,885	$ 67,646
Tax benefit of stock options exercised	(157)	(694)	(2,405)
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:			
Depreciation	46,757	45,114	40,306
Receipt of Finish Line stock	(29,075)	-0-	-0-
Deferred income taxes	7,837	(12,683)	(6,129)
Provision for losses on accounts receivable	1,079	137	274
Impairment of long-lived assets	8,570	8,722	1,921
Share-based compensation and restricted stock	8,031	7,851	7,413
Provision for discontinued operations	9,006	2,633	988
Other	2,682	2,643	1,509
Effect on cash of changes in working capital and other assets and liabilities, net of acquisitions:			
Accounts receivable	2,156	(349)	(3,080)
Inventories	(3,330)	(39,511)	(28,357)
Prepaids and other current assets	(13,052)	(2,174)	1,593
Accounts payable	(8,071)	(430)	(9,068)
Other accrued liabilities	(17,694)	(923)	(11,962)
Other assets and liabilities	11,728	6,722	9,917
Net cash provided by operating activities	179,103	23,943	70,566
Cash Flows from Investing Activities:			
Capital expenditures	(49,420)	(80,662)	(73,287)
Acquisitions, net of cash acquired	(4,484)	(34)	(16,569)
Proceeds from sale of property and equipment	16	6	6
Net cash used in investing activities	(53,888)	(80,690)	(89,850)
Cash Flows from Financing Activities:			
Payments of long-term debt	(1,330)	-0-	(21,600)
Payments of capital leases	(184)	(210)	(4)
Borrowings under revolving credit facility	295,400	365,000	262,000
Payments on revolving credit facility	(332,100)	(319,000)	(239,000)
Tax benefit of stock options exercised	157	694	2,405
Shares repurchased	(90,903)	-0-	(32,088)
Change in overdraft balances	2,420	10,649	(1,477)
Dividends paid on non-redeemable preferred stock	(198)	(217)	(256)
Exercise of stock options and issue shares – Employee Stock Purchase Plan	1,492	795	6,779
Financing costs paid	-0-	-0-	(1,187)
Net cash (used in) provided by financing activities	(125,246)	57,711	(24,428)
Net (Decrease) Increase in Cash and Cash Equivalents	(31)	964	(43,712)
Cash and cash equivalents at beginning of year	17,703	16,739	60,451
Cash and cash equivalents at end of year	$ 17,672	$ 17,703	$ 16,739
Supplemental Cash Flow Information:			
Net cash paid for:			
Interest	$ 9,059	$ 11,448	$ 9,730
Income taxes	91,833	37,560	51,053

The accompanying Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

IN THOUSANDS	TOTAL NON-REDEEMABLE PREFERRED STOCK	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE LOSS	TREASURY STOCK	COMPREHENSIVE INCOME	TOTAL SHAREHOLDERS' EQUITY
Balance January 28, 2006	$ 6,695	$ 23,748	$ 123,137	$ 239,232	$ (26,204)	$ (17,857)		$ 348,751
Net earnings	-0-	-0-	-0-	67,646	-0-	-0-	$ 67,646	67,646
Dividends paid on non-redeemable preferred stock	-0-	-0-	-0-	(256)	-0-	-0-	-0-	(256)
Exercise of stock options	-0-	357	6,101	-0-	-0-	-0-	-0-	6,458
Issue shares – Employee Stock Purchase Plan	-0-	10	311	-0-	-0-	-0-	-0-	321
Shares repurchased	-0-	(1,062)	(31,026)	-0-	-0-	-0-	-0-	(32,088)
Employee and non-employee restricted stock	-0-	182	3,164	-0-	-0-	-0-	-0-	3,346
Share-based compensation	-0-	-0-	4,067	-0-	-0-	-0-	-0-	4,067
Tax benefit of stock options exercised	-0-	-0-	2,405	-0-	-0-	-0-	-0-	2,405
Gain on foreign currency forward contracts (net of tax of $0.6 million)	-0-	-0-	-0-	-0-	848	-0-	848	848
Loss on interest rate swaps (net of tax benefit of $0.2 million)	-0-	-0-	-0-	-0-	(218)	-0-	(218)	(218)
Pension liability adjustment (net of tax of $3.2 million)	-0-	-0-	-0-	-0-	5,094	-0-	5,094	5,094
Cumulative adjustment to adopt SFAS No. 158 (net of tax benefit of $0.5 million)	-0-	-0-	-0-	-0-	(802)	-0-	-0-	(802)
Foreign currency translation adjustment	-0-	-0-	-0-	-0-	(45)	-0-	(45)	(45)
Other	(93)	(5)	(203)	-0-	-0-	-0-	-0-	(301)
Comprehensive income							$ 73,325	
Balance February 3, 2007	6,602	23,230	107,956	306,622	(21,327)	(17,857)		405,226
Cumulative effect of change in accounting principle (see Note 11)	-0-	-0-	-0-	(4,260)	-0-	-0-	$ -0-	(4,260)
Net earnings	-0-	-0-	-0-	6,885	-0-	-0-	6,885	6,885
Dividends paid on non-redeemable preferred stock	-0-	-0-	-0-	(217)	-0-	-0-	-0-	(217)
Exercise of stock options	-0-	33	551	-0-	-0-	-0-	-0-	584
Issue shares – Employee Stock Purchase Plan	-0-	5	206	-0-	-0-	-0-	-0-	211
Employee and non-employee restricted stock	-0-	-0-	4,621	-0-	-0-	-0-	-0-	4,621
Share-based compensation	-0-	-0-	3,230	-0-	-0-	-0-	-0-	3,230
Restricted shares withheld for taxes	-0-	(19)	(887)	-0-	-0-	-0-	-0-	(906)
Tax benefit of stock options exercised	-0-	-0-	694	-0-	-0-	-0-	-0-	694
Conversion of Series 3 preferred stock	(533)	11	522	-0-	-0-	-0-	-0-	-0-
Conversion of Series 4 preferred stock	(561)	9	552	-0-	-0-	-0-	-0-	-0-
Gain on foreign currency forward contracts (net of tax of $0.0 million)	-0-	-0-	-0-	-0-	37	-0-	37	37
Pension liability adjustment (net of tax of $2.7 million)	-0-	-0-	-0-	-0-	4,131	-0-	4,131	4,131
Postretirement liability adjustment (net of tax of $0.4 million)	-0-	-0-	-0-	-0-	644	-0-	644	644
Foreign currency translation adjustment	-0-	-0-	-0-	-0-	505	-0-	505	505
Other	(170)	16	184	-0-	-0-	-0-	-0-	30
Comprehensive income							$ 12,202	
Balance February 2, 2008	5,338	23,285	117,629	309,030	(16,010)	(17,857)		421,415
Net earnings	-0-	-0-	-0-	152,636	-0-	-0-	$ 152,636	152,636
Dividends paid on non-redeemable preferred stock	-0-	-0-	-0-	(198)	-0-	-0-	-0-	(198)
Dividend declared – Finish Line stock	-0-	-0-	-0-	(29,075)	-0-	-0-	-0-	(29,075)
Exercise of stock options	-0-	83	1,355	-0-	-0-	-0-	-0-	1,438
Issue shares – Employee Stock Purchase Plan	-0-	2	53	-0-	-0-	-0-	-0-	55
Shares repurchased	-0-	(4,000)	(86,903)	-0-	-0-	-0-	-0-	(90,903)
Restricted stock issuance	-0-	416	(416)	-0-	-0-	-0-	-0-	-0-
Employee and non-employee restricted stock	-0-	-0-	6,341	-0-	-0-	-0-	-0-	6,341
Share-based compensation	-0-	-0-	1,690	-0-	-0-	-0-	-0-	1,690
Restricted shares withheld for taxes	-0-	(53)	(1,092)	-0-	-0-	-0-	-0-	(1,145)
Tax benefit of stock options exercised	-0-	-0-	(563)	-0-	-0-	-0-	-0-	(563)
Adjustment of measurement date provision of SFAS 158 (net of tax of $0.0 million)	-0-	-0-	-0-	(69)	-0-	-0-	-0-	(69)
Loss on foreign currency forward contracts (net of tax of $0.2 million)	-0-	-0-	-0-	-0-	(275)	-0-	(275)	(275)
Pension liability adjustment (net of tax benefit of $8.5 million)	-0-	-0-	-0-	-0-	(13,355)	-0-	(13,355)	(13,355)
Postretirement liability adjustment (net of tax of $0.1 million)	-0-	-0-	-0-	-0-	119	-0-	119	119
Foreign currency translation adjustment	-0-	-0-	-0-	-0-	(1,177)	-0-	(1,177)	(1,177)
Other	(135)	(1)	136	-0-	-0-	-0-	-0-	-0-
Comprehensive income							$ 137,948	
Balance January 31, 2009	**$ 5,203**	**$ 19,732**	**$ 38,230**	**$ 432,324**	**$ (30,698)**	**$ (17,857)**		**$ 446,934**

The accompanying Notes are an integral part of these Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Summary of Significant Accounting Policies

NATURE OF OPERATIONS

The Company's businesses include the design or sourcing, marketing and distribution of footwear, principally under the *Johnston & Murphy* and *Dockers* brands and the operation at January 31, 2009 of 2,234 *Journeys, Journeys Kidz, Shi by Journeys, Johnston & Murphy, Underground Station, Hat World, Lids, Hat Shack, Hat Zone, Head Quarters, Cap Connection, Lids Kids* and *Lids Locker Room* retail footwear and headwear stores. In November 2008, the Company acquired Impact Sports, a dealer of branded athletic and team products for college and high school teams, as part of the Hat World Group.

PRINCIPLES OF CONSOLIDATION

All subsidiaries are consolidated in the consolidated financial statements. All significant intercompany transactions and accounts have been eliminated.

FISCAL YEAR

The Company's fiscal year ends on the Saturday closest to January 31. As a result, Fiscal 2009 was a 52-week year with 364 days, Fiscal 2008 was a 52-week year with 364 days and Fiscal 2007 was a 53-week year with 371 days. Fiscal 2009 ended on January 31, 2009, Fiscal 2008 ended on February 2, 2008 and Fiscal 2007 ended on February 3, 2007.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant areas requiring management estimates or judgments include the following key financial areas:

INVENTORY VALUATION

The Company values its inventories at the lower of cost or market.

In its wholesale operations, cost is determined using the first-in, first-out ("FIFO") method. Market is determined using a system of analysis which evaluates inventory at the stock number level based on factors such as inventory turn, average selling price, inventory level, and selling prices reflected in future orders. The Company provides reserves when the inventory has not been marked down to market based on current selling prices or when the inventory is not turning and is not expected to turn at levels satisfactory to the Company.

In its retail operations, other than the Hat World segment, the Company employs the retail inventory method, applying average cost-to-retail ratios to the retail value of inventories. Under the retail inventory method, valuing inventory at the lower of cost or market is achieved as markdowns are taken or accrued as a reduction of the retail value of inventories.

Inherent in the retail inventory method are subjective judgments and estimates, including merchandise mark-on, markups, markdowns, and shrinkage. These judgments and estimates, coupled with the fact that the retail inventory method is an averaging process, could produce a range of cost figures. To reduce the risk of inaccuracy and to ensure consistent presentation, the Company employs the retail inventory method in multiple subclasses of inventory and analyzes markdown requirements at the stock number level based on factors such as inventory turn, average selling price, and inventory age. In addition, the Company accrues markdowns as necessary. These additional markdown accruals reflect all of the above factors as well as current agreements to return products to vendors and vendor agreements to provide markdown support. In addition to markdown provisions, the Company maintains provisions for shrinkage and damaged goods based on historical rates.

The Hat World segment employs the moving average cost method for valuing inventories and applies freight using an allocation method. The Company provides a valuation allowance for slow-moving inventory based on negative margins and estimated shrink based on historical experience and specific analysis, where appropriate.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Summary of Significant Accounting Policies, Continued

Inherent in the analysis of both wholesale and retail inventory valuation are subjective judgments about current market conditions, fashion trends, and overall economic conditions. Failure to make appropriate conclusions regarding these factors may result in an overstatement or understatement of inventory value.

IMPAIRMENT OF LONG-LIVED ASSETS

The Company periodically assesses the realizability of its long-lived assets and evaluates such assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Asset impairment is determined to exist if estimated future cash flows, undiscounted and without interest charges, are less than the carrying amount. Inherent in the analysis of impairment are subjective judgments about future cash flows. Failure to make appropriate conclusions regarding these judgments may result in an overstatement or understatement of the value of long-lived assets. See also Note 4.

The goodwill impairment test involves a two-step process. The first step is a comparison of the fair value and carrying value of the business unit with which the goodwill is associated. The Company estimates fair value using the best information available, and computes the fair value by an equal weighting of the results arrived by a market approach and an income approach utilizing discounted cash flow projections. The income approach uses a projection of a business unit's estimated operating results and cash flows that is discounted using a weighted-average cost of capital that reflects current market conditions. The projection uses management's best estimates of economic and market conditions over the projected period including growth rates in sales, costs, estimates of future expected changes in operating margins and cash expenditures. Other significant estimates and assumptions include terminal value growth rates, future estimates of capital expenditures and changes in future working capital requirements.

If the carrying value of the business unit is higher than its fair value, there is an indication that impairment may exist and the second step must be performed to measure the amount of impairment loss. The amount of impairment is determined by comparing the implied fair value of business unit goodwill to the carrying value of the goodwill in the same manner as if the business unit was being acquired in a business combination. Specifically, we would allocate the fair value to all of the assets and liabilities of the business unit, including any unrecognized intangible assets, in a hypothetical analysis that would calculate the implied fair value of goodwill. If the implied fair value of goodwill is less than the recorded goodwill, the Company would record an impairment charge for the difference.

A key assumption in the Company's fair value estimate is the weighted average cost of capital utilized for discounting its cash flow projections in its income approach. The Company believes the rate it used is consistent with the risks inherent in its business and with industry discount rates.

ENVIRONMENTAL AND OTHER CONTINGENCIES

The Company is subject to certain loss contingencies related to environmental proceedings and other legal matters, including those disclosed in Note 15. The Company has made pretax accruals for certain of these contingencies, including approximately $9.4 million reflected in Fiscal 2009, $2.9 million reflected in Fiscal 2008 and $1.1 million reflected in Fiscal 2007. These charges are included in provision for discontinued operations, net in the Consolidated Statements of Earnings (see Note 4). The Company monitors these matters on an ongoing basis and, on a quarterly basis, management reviews the Company's reserves and accruals in relation to each of them, adjusting provisions as management deems necessary in view of changes in available information. Changes in estimates of liability are reported in the periods when they occur. Consequently, management believes that its reserve in relation to each proceeding is a best estimate of probable loss connected to the proceeding, or in cases in which no best estimate is possible, the minimum amount in the range of estimated losses, based upon its analysis of the facts and circumstances as of the close of the most recent fiscal quarter. However, because of uncertainties and risks inherent in litigation generally and in environmental proceedings in particular, there can be no assurance that future developments will not require additional reserves to be set aside, that some or all reserves will be adequate or that the amounts of any such additional reserves or any such inadequacy will not have a material adverse effect upon the Company's financial condition or results of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Summary of Significant Accounting Policies, Continued

REVENUE RECOGNITION

Retail sales are recorded at the point of sale and are net of estimated returns and exclude sales taxes. Catalog and internet sales are recorded at time of delivery to the customer and are net of estimated returns and exclude sales taxes. Wholesale revenue is recorded net of estimated returns and allowances for markdowns, damages and miscellaneous claims when the related goods have been shipped and legal title has passed to the customer. Shipping and handling costs charged to customers are included in net sales. Estimated returns and allowances are based on historical returns and allowances. Actual returns and allowances have not differed materially from estimates. Actual returns and allowances in any future period may differ from historical experience.

INCOME TAXES

As part of the process of preparing Consolidated Financial Statements, the Company is required to estimate its income taxes in each of the tax jurisdictions in which it operates. This process involves estimating actual current tax obligations together with assessing temporary differences resulting from differing treatment of certain items for tax and accounting purposes, such as depreciation of property and equipment and valuation of inventories. These temporary differences result in deferred tax assets and liabilities, which are included within the Consolidated Balance Sheets. The Company then assesses the likelihood that its deferred tax assets will be recovered from future taxable income. Actual results could differ from this assessment if adequate taxable income is not generated in future periods. To the extent the Company believes that recovery of an asset is at risk, valuation allowances are established. To the extent valuation allowances are established, or increased in a period, the Company includes an expense within the tax provision in the Consolidated Statements of Earnings.

Income tax reserves are determined using the methodology established by FIN 48. FIN 48, which was adopted by the Company as of February 4, 2007, requires companies to assess each income tax position taken using a two step process. A determination is first made as to whether it is more likely than not that the position will be sustained, based upon the technical merits, upon examination by the taxing authorities. If the tax position is expected to meet the more likely than not criteria, the benefit recorded for the tax position equals the largest amount that is greater than 50% likely to be realized upon ultimate settlement of the respective tax position. Uncertain tax positions require determinations and estimated liabilities to be made based on provisions of the tax law which may be subject to change or varying interpretation. If the Company's determinations and estimates prove to be inaccurate, the resulting adjustments could be material to its future financial results.

POSTRETIREMENT BENEFITS PLAN ACCOUNTING

Substantially all full-time employees (except employees in the Hat World segment), who also had 1,000 hours of service in Calendar 2004, are covered by a defined benefit pension plan. The Company froze the defined benefit pension plan effective January 1, 2005. The Company also provides certain former employees with limited medical and life insurance benefits. The Company funds at least the minimum amount required by the Employee Retirement Income Security Act.

In September 2006, the FASB issued SFAS No. 158, which requires companies to recognize the overfunded or underfunded status of postretirement benefit plans as an asset or liability in their consolidated balance sheets and to recognize changes in that funded status in accumulated other comprehensive loss, net of tax, in the year in which the changes occur. This statement did not change the accounting for plans required by SFAS No. 87 and it did not eliminate any of the expanded disclosures required by SFAS No. 132(R), "Employers' Disclosures about Pensions and Other Postretirement Benefits." On February 3, 2007, the Company adopted the recognition and disclosure provisions of SFAS No. 158. As a result of the adoption of SFAS No. 158, the Company recognized a $0.8 million (net of tax) cumulative adjustment in accumulated other comprehensive loss in shareholders' equity for Fiscal 2007 related to the Company's post-retirement medical and life insurance benefits. SFAS No. 158 also requires companies to measure the funded status of a plan as of the date of its fiscal year end. The Company adopted the measurement date change of SFAS No. 158 as of January 31, 2009. SFAS No. 158 required the Company to change the measurement date for its defined benefit pension plan and postretirement benefit plan from December 31 to January 31 (end of fiscal year). As a result of this change, pension expense and actuarial gains/losses for the one-month period ended January 31, 2009 were recognized

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Summary of Significant Accounting Policies, Continued

as adjustments to retained earnings and accumulated other comprehensive loss, respectively. The after-tax charge to retained earnings was $0.1 million. The adoption of the measurement date provision of SFAS No. 158 had no effect on the Company's Consolidated Statements of Earnings for Fiscal 2009 or any prior period presented. It will not affect the Company's operating results in future periods.

The Company accounts for the defined benefit pension plans using SFAS No. 87, as amended. As permitted under SFAS No. 87, pension expense is recognized on an accrual basis over employees' approximate service periods. The calculation of pension expense and the corresponding liability requires the use of a number of critical assumptions, including the expected long-term rate of return on plan assets and the assumed discount rate, as well as the recognition of actuarial gains and losses. Changes in these assumptions can result in different expense and liability amounts, and future actual experience can differ from these assumptions.

SHARE-BASED COMPENSATION

The Company has share-based compensation plans covering certain members of management and non-employee directors. Pursuant to SFAS No. 123(R), the Company recognizes compensation expense for share-based payments based on the fair value of the awards. For Fiscal 2009, 2008 and 2007, share-based compensation expense was $1.7 million, $3.2 million and $4.1 million, respectively. For Fiscal 2009, 2008 and 2007, restricted stock expense was $6.3 million, $4.6 million and $3.4 million, respectively. The benefits of tax deductions in excess of recognized compensation expense are reported as a financing cash flow.

The Company estimates the fair value of each option award on the date of grant using a Black-Scholes option pricing model. The application of this valuation model involves assumptions that are judgmental and highly sensitive in the determination of compensation expense, including expected stock price volatility. The Company bases expected volatility on historical term structures. The Company bases the risk free rate on an interest rate for a bond with a maturity commensurate with the expected term estimate. The Company estimates the expected term of stock options using historical exercise and employee termination experience. The Company does not currently pay a dividend on common stock. The fair value of employee restricted stock is determined based on the closing price of the Company's stock on the date of the grant.

In addition to the key assumptions used in the Black-Scholes model, the estimated forfeiture rate at the time of valuation (which is based on historical experience for similar options) is a critical assumption, as it reduces expense ratably over the vesting period. Share-based compensation expense is recorded based on a 2% expected forfeiture rate and is adjusted annually for actual forfeitures. The Company reviews the expected forfeiture rate annually to determine if that percent is still reasonable based on historical experience. The Company believes its estimates are reasonable in the context of actual (historical) experience. See Note 14 for additional information regarding the Company's share-based compensation plans.

CASH AND CASH EQUIVALENTS

Included in cash and cash equivalents at January 31, 2009 and February 2, 2008 are cash equivalents of $0.1 million and $0.4 million, respectively. Cash equivalents are highly-liquid financial instruments having an original maturity of three months or less. The majority of payments due from banks for customer credit card transactions process within 24–48 hours and are accordingly classified as cash and cash equivalents.

At January 31, 2009 and February 2, 2008 outstanding checks drawn on zero-balance accounts at certain domestic banks exceeded book cash balances at those banks by approximately $28.8 million and $26.4 million, respectively. These amounts are included in accounts payable on the Consolidated Balance Sheets.

CONCENTRATION OF CREDIT RISK AND ALLOWANCES ON ACCOUNTS RECEIVABLE

The Company's footwear wholesale businesses sell primarily to independent retailers and department stores across the United States. Receivables arising from these sales are not collateralized. Customer credit risk is affected by conditions or occurrences within the economy and the retail industry as well as by customer specific factors. One customer accounted for 16% and another customer accounted for 10% of the Company's trade receivables balance and no other

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Summary of Significant Accounting Policies, Continued

customer accounted for more than 9% of the Company's trade receivables balance as of January 31, 2009.

The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information, as well as customer specific factors. The Company also establishes allowances for sales returns, customer deductions and co-op advertising based on specific circumstances, historical trends and projected probable outcomes.

PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost and depreciated or amortized over the estimated useful life of related assets. Depreciation and amortization expense are computed principally by the straight-line method over the following estimated useful lives:

BUILDINGS AND BUILDING EQUIPMENT	20–45 YEARS
COMPUTER HARDWARE, SOFTWARE AND EQUIPMENT	3–10 YEARS
FURNITURE AND FIXTURES	10 YEARS

LEASES

Leasehold improvements and properties under capital leases are amortized on the straight-line method over the shorter of their useful lives or their related lease terms and the charge to earnings is included in selling and administrative expenses in the Consolidated Statements of Earnings.

Certain leases include rent increases during the initial lease term. For these leases, the Company recognizes the related rental expense on a straight-line basis over the term of the lease (which includes any rent holidays and the pre-opening period of construction, renovation, fixturing and merchandise placement) and records the difference between the amounts charged to operations and amounts paid as a rent liability.

The Company occasionally receives reimbursements from landlords to be used towards construction of the store the Company intends to lease. Leasehold improvements are recorded at their gross costs including items reimbursed by landlords. The reimbursements are amortized as a reduction of rent expense over the initial lease term.

GOODWILL AND OTHER INTANGIBLES

Under the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets," ("SFAS No. 142"), goodwill and intangible assets with indefinite lives are not amortized, but are tested at least annually, during the fourth quarter, for impairment. The Company will update the tests between annual tests if events or circumstances occur that would more likely than not reduce the fair value of the business unit with which the goodwill is associated below its carrying amount. SFAS No. 142 also requires that intangible assets with finite lives be amortized over their respective lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144").

Intangible assets of the Company with indefinite lives are primarily goodwill and identifiable trademarks acquired in connection with the acquisition of Hat World Corporation on April 1, 2004 and Hat Shack, Inc. on January 11, 2007. The Consolidated Balance Sheets include goodwill for the Hat World Group of $111.7 million and $107.6 million at January 31, 2009 and February 2, 2008, respectively. The Company tests for impairment of intangible assets with an indefinite life, at a minimum on an annual basis, relying on a number of factors including operating results, business plans, projected future cash flows, and observable market data. The impairment test for identifiable assets not subject to amortization consists of a comparison of the fair value of the intangible asset with its carrying amount.

Identifiable intangible assets of the Company with finite lives are primarily in-place leases and customer lists. They are subject to amortization based upon their estimated useful lives. Finite-lived intangible assets are evaluated for impairment using a process similar to that used to evaluate other definite-lived long-lived assets, a comparison of the fair value of the intangible asset with its carrying amount. An impairment loss is recognized for the amount by which the carrying value exceeds the fair value of the asset.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Summary of Significant Accounting Policies, Continued

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts and fair values of the Company's financial instruments at January 31, 2009 and February 2, 2008 are:

FAIR VALUES

	2009		2008	
IN THOUSANDS	CARRYING AMOUNT	FAIR VALUE	CARRYING AMOUNT	FAIR VALUE
Fixed Rate Long-Term Debt	$ 86,220	$ 77,518	$ 86,220	$ 115,489
Revolver Borrowings	32,300	29,186	69,000	69,000

Carrying amounts reported on the balance sheet for cash, cash equivalents, receivables and accounts payable approximate fair value due to the short-term maturity of these instruments.

The fair value of the Company's long-term debt was based on dealer prices on the respective balance sheet dates.

COST OF SALES

For the Company's retail operations, the cost of sales includes actual product cost, the cost of transportation to the Company's warehouses from suppliers and the cost of transportation from the Company's warehouses to the stores. Additionally, the cost of its distribution facilities allocated to its retail operations is included in cost of sales.

For the Company's wholesale operations, the cost of sales includes the actual product cost and the cost of transportation to the Company's warehouses from suppliers.

SELLING AND ADMINISTRATIVE EXPENSES

Selling and administrative expenses include all operating costs of the Company excluding (i) those related to the transportation of products from the supplier to the warehouse, (ii) for its retail operations, those related to the transportation of products from the warehouse to the store and (iii) costs of its distribution facilities which are allocated to its retail operations. Wholesale and unallocated retail costs of distribution are included in selling and administrative expenses in the amounts of $3.7 million, $3.8 million and $4.4 million for Fiscal 2009, Fiscal 2008 and Fiscal 2007, respectively.

GIFT CARDS

The Company has a gift card program that began in calendar 1999 for its Hat World operations and calendar 2000 for its footwear operations. The gift cards issued to date do not expire. As such, the Company recognizes income when: (i) the gift card is redeemed by the customer; or (ii) the likelihood of the gift card being redeemed by the customer for the purchase of goods in the future is remote and there are no related escheat laws (referred to as "breakage"). The gift card breakage rate is based upon historical redemption patterns and income is recognized for unredeemed gift cards in proportion to those historical redemption patterns.

The Company recognized income of $0.6 million in the fourth quarter of Fiscal 2007 due to the Company's belief that it had sufficient historical information to support the recognition of gift card breakage after a review of state escheat laws in which it operates. This initial recognition of gift card breakage was included as a reduction in restructuring and other, net on the Consolidated Statements of Earnings. Effective February 4, 2007, gift card breakage is recognized in revenues each period. Gift card breakage recognized as revenue in Fiscal 2009 and 2008 was $0.5 million and $0.3 million, respectively. The Consolidated Balance Sheets include an accrued liability for gift cards of $7.5 million at January 31, 2009 and at February 2, 2008.

BUYING, MERCHANDISING AND OCCUPANCY COSTS

The Company records buying, merchandising and occupancy costs in selling and administrative expense. Because the Company does not include these costs in cost of sales, the Company's gross margin may not be comparable to other retailers that include these costs in the calculation of gross margin.

SHIPPING AND HANDLING COSTS

Shipping and handling costs related to inventory purchased from suppliers is included in the cost of inventory and is charged to cost of sales in the period that the inventory is sold. All other shipping and handling costs are charged to

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Summary of Significant Accounting Policies, Continued

cost of sales in the period incurred except for wholesale and unallocated retail costs of distribution, which are included in selling and administrative expenses.

PREOPENING COSTS

Costs associated with the opening of new stores are expensed as incurred, and are included in selling and administrative expenses on the accompanying Consolidated Statements of Earnings.

STORE CLOSINGS AND EXIT COSTS

From time to time, the Company makes strategic decisions to close stores or exit locations or activities. If stores or operating activities to be closed or exited constitute components, as defined by SFAS No. 144, and will not result in a migration of customers and cash flows, these closures will be considered discontinued operations when the related assets meet the criteria to be classified as held for sale, or at the cease-use date, whichever occurs first. The results of operations of discontinued operations are presented retroactively, net of tax, as a separate component on the Consolidated Statements of Earnings, if material individually or cumulatively. To date, no store closings meeting the discontinued operations criteria have been material individually or cumulatively.

Assets related to planned store closures or other exit activities are reflected as assets held for sale and recorded at the lower of carrying value or fair value less costs to sell when the required criteria, as defined by SFAS No. 144, are satisfied. Depreciation ceases on the date that the held for sale criteria are met.

Assets related to planned store closures or other exit activities that do not meet the criteria to be classified as held for sale are evaluated for impairment in accordance with the Company's normal impairment policy, but with consideration given to revised estimates of future cash flows. In any event, the remaining depreciable useful lives are evaluated and adjusted as necessary.

Exit costs related to anticipated lease termination costs, severance benefits and other expected charges are accrued for and recognized in accordance with SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities."

ADVERTISING COSTS

Advertising costs are predominantly expensed as incurred. Advertising costs were $34.8 million, $33.7 million and $31.1 million for Fiscal 2009, 2008 and 2007, respectively. Direct response advertising costs for catalogs are capitalized in accordance with the American Institute of Certified Public Accountants ("AICPA") Statement of Position No. 93-7, "Reporting on Advertising Costs." Such costs are amortized over the estimated future revenues realized from such advertising, not to exceed six months. The Consolidated Balance Sheets include prepaid assets for direct response advertising costs of $1.2 million and $1.4 million at January 31, 2009 and February 2, 2008, respectively.

CONSIDERATION TO RESELLERS

The Company does not have any written buy-down programs with retailers, but the Company has provided certain retailers with markdown allowances for obsolete and slow moving products that are in the retailer's inventory. The Company estimates these allowances and provides for them as reductions to revenues at the time revenues are recorded. Markdowns are negotiated with retailers and changes are made to the estimates as agreements are reached. Actual amounts for markdowns have not differed materially from estimates.

COOPERATIVE ADVERTISING

Cooperative advertising funds are made available to all of the Company's wholesale customers. In order for retailers to receive reimbursement under such programs, the retailer must meet specified advertising guidelines and provide appropriate documentation of expenses to be reimbursed. The Company's cooperative advertising agreements require that wholesale customers present documentation or other evidence of specific advertisements or display materials used for the Company's products by submitting the actual print advertisements presented in catalogs, newspaper inserts or other advertising circulars, or by permitting physical inspection of displays. Additionally, the Company's cooperative advertising agreements require that the amount of reimbursement requested for such advertising or materials be supported by invoices or other evidence of the actual costs incurred by the retailer. The Company accounts for these

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Summary of Significant Accounting Policies, Continued

cooperative advertising costs as selling and administrative expenses, in accordance with Emerging Issues Task Force ("EITF") Issue No. 01-9, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)."

Cooperative advertising costs recognized in selling and administrative expenses were $2.6 million, $3.3 million and $2.7 million for Fiscal 2009, 2008 and 2007, respectively. During Fiscal 2009, 2008 and 2007, the Company's cooperative advertising reimbursements paid did not exceed the fair value of the benefits received under those agreements.

VENDOR ALLOWANCES

From time to time, the Company negotiates allowances from its vendors for markdowns taken or expected to be taken. These markdowns are typically negotiated on specific merchandise and for specific amounts. These specific allowances are recognized as a reduction in cost of sales in the period in which the markdowns are taken. Markdown allowances not attached to specific inventory on hand or already sold are applied to concurrent or future purchases from each respective vendor.

The Company receives support from some of its vendors in the form of reimbursements for cooperative advertising and catalog costs for the launch and promotion of certain products. The reimbursements are agreed upon with vendors and represent specific, incremental, identifiable costs incurred by the Company in selling the vendor's products. Such costs and the related reimbursements are accumulated and monitored on an individual vendor basis, pursuant to the respective cooperative advertising agreements with vendors. Such cooperative advertising reimbursements are recorded as a reduction of selling and administrative expenses in the same period in which the associated expense is incurred. If the amount of cash consideration received exceeds the costs being reimbursed, such excess amount would be recorded as a reduction of cost of sales or inventory cost.

Vendor reimbursements of cooperative advertising costs recognized as a reduction of selling and administrative expenses were $4.0 million, $4.3 million and $3.9 million for Fiscal 2009, 2008 and 2007, respectively. During Fiscal 2009, 2008 and 2007, the Company's cooperative advertising reimbursements received were not in excess of the costs reimbursed.

ENVIRONMENTAL COSTS

Environmental expenditures relating to current operations are expensed or capitalized as appropriate. Expenditures relating to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the costs can be reasonably estimated and are evaluated independently of any future claims for recovery. Generally, the timing of these accruals coincides with completion of a feasibility study or the Company's commitment to a formal plan of action. Costs of future expenditures for environmental remediation obligations are not discounted to their present value.

EARNINGS PER COMMON SHARE

Basic earnings per share excludes dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities to issue common stock were exercised or converted to common stock (see Note 13).

OTHER COMPREHENSIVE INCOME

SFAS No. 130, "Reporting Comprehensive Income," requires, among other things, the Company's pension liability adjustment, postretirement liability adjustment, unrealized gains or losses on foreign currency forward contracts and foreign currency translation adjustments to be included in other comprehensive income net of tax. Accumulated other comprehensive loss at January 31, 2009 consisted of $30.0 million of cumulative pension liability adjustments, net of tax, a $0.1 million cumulative postretirement liability adjustment, net of tax and a foreign currency translation adjustment of $0.6 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Summary of Significant Accounting Policies, Continued

BUSINESS SEGMENTS

SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," requires that companies disclose "operating segments" based on the way management disaggregates the Company's operations for making internal operating decisions (see Note 16).

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities – Deferral of the Effective Date of SFAS No. 133," SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" and SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," (collectively "SFAS No. 133") require an entity to recognize all derivatives as either assets or liabilities in the consolidated balance sheet and to measure those instruments at fair value. Under certain conditions, a derivative may be specifically designated as a fair value hedge or a cash flow hedge. The accounting for changes in the fair value of a derivative are recorded each period in current earnings or in other comprehensive income depending on the intended use of the derivative and the resulting designation.

NEW ACCOUNTING PRINCIPLES

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations" ("SFAS No. 141(R)"). SFAS No. 141(R) establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. The statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statement to evaluate the nature and financial effects of the business combination. SFAS No. 141(R) is to be applied prospectively to business combinations for which the acquisition date is on or after an entity's fiscal year that begins after December 15, 2008 (Fiscal 2010 for the Company). The Company expects the adoption will have an impact on the Consolidated Financial Statements when effective, but the nature and magnitude of the specific effects will depend upon the nature, terms and size of any acquisitions consummated after the effective date. The Company will assess the impact of this standard on the Consolidated Financial Statements if and when a future acquisition occurs.

The Company adopted SFAS No. 157 as of February 3, 2008, with the exception of the application of the statement of non-recurring, nonfinancial assets and liabilities. The adoption of SFAS No. 157 did not have a material impact on the Company's results of operations or financial position. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements. In February 2008, the FASB issued FSP 157-b. FSP 157-b amended SFAS No. 157, to delay the effective date for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (that is, at least annually). FSP 157-b defers the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008 (Fiscal 2010 for the Company), and interim periods within those fiscal years for items within the scope of the FSP. See Note 7 for additional information.

In February 2007, the FASB issued SFAS No. 159. SFAS No. 159 allows companies to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The Company adopted SFAS No. 159 as of February 3, 2008 and did not elect the fair value option to measure certain financial instruments. Accordingly, the adoption of SFAS No. 159 did not have a material impact on the Company's results of operations or financial position.

In March 2008, the FASB issued SFAS No. 161. SFAS 161 seeks to improve financial reporting for derivative instruments and hedging activities by requiring enhanced disclosures regarding the impact on financial position, financial performance, and cash flows. To achieve this increased transparency, SFAS 161 requires (1) the disclosure of the fair value of derivative instruments and gains and losses in a tabular format; (2) the disclosure of derivative features that are credit risk-related; and (3) cross-referencing within the footnotes. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008 (Fiscal 2010 for the Company). The Company does not believe the adoption of SFAS 161 will have a material impact on its results of operations or financial position.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Summary of Significant Accounting Policies, Continued

In May 2008, the FASB issued FSP APB 14-1. FSP APB 14-1 requires the issuer of certain convertible debt instruments that may be settled in cash (or other assets) on conversion to separately account for the liability (debt) and equity (conversion option) components of the instrument in a manner that reflects the issuer's nonconvertible debt borrowing rate. FSP APB 14-1 is effective for fiscal years beginning after December 15, 2008 (Fiscal 2010 for the Company), and interim periods within those fiscal years and must be applied retrospectively to all periods presented. The Company plans to adopt FSP APB 14-1 as of February 1, 2009. The Company expects to record an increase in non-cash interest expense of $3.4 million for 2010.

Note 2: Terminated Merger Agreement

The Company announced in June 2007 that the boards of directors of both Genesco and The Finish Line, Inc. had unanimously approved a definitive merger agreement under which The Finish Line would acquire all of the outstanding common shares of Genesco at $54.50 per share in cash (the "Proposed Merger"). The Finish Line refused to close the Proposed Merger and litigation ensued. The Proposed Merger and related agreement were terminated in March 2008 in connection with an agreement to settle the litigation with The Finish Line and UBS Loan Finance LLC and UBS Securities LLC (collectively, "UBS") for a cash payment of $175.0 million to the Company and a 12% equity stake in The Finish Line, which the Company received in the first quarter of Fiscal 2009. The Company distributed the 12% equity stake, or 6,518,971 shares of Class A Common Stock of The Finish Line, Inc., on June 13, 2008, to its common shareholders of record on May 30, 2008, as required by the settlement agreement.

During Fiscal 2009 and 2008, the Company expensed $8.0 million and $27.6 million, respectively, in merger-related litigation costs. The total merger-related litigation costs for Fiscal 2008 of $27.6 million were tax deductible in Fiscal 2009 and resulted in a permanent tax benefit reflected as a component of income tax expense. For additional information, see the "Merger-Related Litigation" section in Note 15.

Note 3: Acquisitions

IMPACT SPORTS ACQUISITION

In the fourth quarter of Fiscal 2009, Hat World acquired the assets of Impact Sports, a dealer of branded athletic and team products for college and high school teams, for a purchase price of $5.1 million plus assumed debt of $1.3 million funded from borrowings under the Credit Facility with $0.8 million withheld until satisfaction of certain closing contingencies. The Company allocated $4.1 million of the purchase price to goodwill. Finite-lived intangibles include $1.0 million for customer relationships and $0.2 million for non-compete agreements. The amortization of intangibles was $0.1 million for Fiscal 2009. The amortization of intangibles for Fiscal 2010 will be $0.3 million and will be $0.1 million for each of Fiscal 2011, 2012, 2013 and 2014. The goodwill related to Impact Sports is deductible for tax purposes.

HAT SHACK ACQUISITION

On January 11, 2007, Hat World acquired 100% of the outstanding stock of Hat Shack, Inc., which operated 49 Hat Shack retail headwear stores located primarily in the southeastern United States, for a purchase price of $16.6 million plus debt assumed of $2.2 million funded from cash on hand. The Company allocated $11.4 million of the purchase price to goodwill and $3.7 million to tradenames. The goodwill related to the Hat Shack acquisition is not deductible for tax purposes.

HAT WORLD ACQUISITION

The trademarks acquired include the concept names and are deemed to have an indefinite life. Finite-lived intangibles include a $0.3 million customer list and an $8.6 million asset to reflect the adjustment of acquired leases to market. The weighted average amortization period for the asset to adjust acquired leases to market is 4.2 years. The amortization of intangibles was $0.7 million, $1.3 million and $1.8 million for Fiscal 2009, 2008 and 2007, respectively. The amortization of intangibles for Fiscal 2010, 2011, 2012, 2013 and 2014 will be $0.4 million, $0.2 million, $0.2 million, $0.1 million and $0.1 million, respectively.

Note 4: Restructuring and Other Charges and Discontinued Operations

RESTRUCTURING AND OTHER CHARGES

In accordance with Company policy, assets are determined to be impaired when the revised estimated future cash flows are insufficient to recover the carrying costs. Impairment charges represent the excess of the carrying value over the fair value of those assets.

Asset impairment charges are reflected as a reduction of the net carrying value of property and equipment, and in restructuring and other, net in the accompanying Consolidated Statements of Earnings.

The Company recorded a total pretax charge to earnings of $7.7 million in Fiscal 2009. The charge reflected in restructuring and other, net included $8.6 million of charges for retail store asset impairments, $1.6 million for lease terminations and $1.1 million for other legal matters, offset by a $3.8 million gain from a lease termination transaction. Also included in the charge was $0.2 million in excess markdowns related to the store lease terminations which is reflected in cost of sales on the Consolidated Statements of Earnings.

The Company recorded a total pretax charge to earnings of $10.6 million in Fiscal 2008. The charge reflected in restructuring and other, net included $8.7 million of charges for retail store asset impairments and $1.5 million for lease terminations, offset by $0.5 million in excise tax refunds and an antitrust settlement. The asset impairments reflected deterioration in the urban market as well as underperforming stores in some of the Company's other markets. Also included in the charge was $0.9 million in excess markdowns related to the Underground Station Group store lease terminations which is reflected in cost of sales on the Consolidated Statements of Earnings.

The Company recorded a pretax charge to earnings of $1.1 million in Fiscal 2007. The charge included $2.2 million of charges for asset impairments and the early termination of a license agreement offset by $1.1 million of gift card related income and a favorable litigation settlement.

DISCONTINUED OPERATIONS

For the year ended January 31, 2009, the Company recorded an additional charge to earnings of $9.0 million ($5.5 million net of tax) reflected in discontinued operations, including $9.4 million primarily for anticipated costs of environmental remedial alternatives related to former facilities operated by the Company offset by a $0.4 million gain for excess provisions to prior discontinued operations (see Note 15).

For the year ended February 2, 2008, the Company recorded an additional charge to earnings of $2.6 million ($1.6 million net of tax) reflected in discontinued operations, including $2.9 million primarily for anticipated costs of environmental remedial alternatives related to former facilities operated by the Company offset by a $0.3 million gain for excess provisions to prior discontinued operations (see Note 15).

For the year ended February 3, 2007, the Company recorded an additional charge to earnings of $1.0 million ($0.6 million net of tax) reflected in discontinued operations, including $1.1 million primarily for anticipated costs of environmental remedial alternatives related to former facilities operated by the Company offset by a $0.1 million gain for excess provisions to prior discontinued operations (see Note 15).

Note 4: Restructuring and Other Charges and Discontinued Operations, Continued

ACCRUED PROVISION FOR DISCONTINUED OPERATIONS

IN THOUSANDS	FACILITY SHUTDOWN COSTS
Balance February 3, 2007	$ 6,065
Additional provision Fiscal 2008	2,633
Charges and adjustments, net	(1,204)
Balance February 2, 2008	7,494
Additional provision Fiscal 2009	9,006
Charges and adjustments, net	(932)
Balance January 31, 2009*	15,568
Current provision for discontinued operations	9,444
Total Noncurrent Provision for Discontinued Operations	**$ 6,124**

*Includes a $16.0 million environmental provision, including $9.9 million in current provision, for discontinued operations.

Note 5: Inventories

IN THOUSANDS	JANUARY 31, 2009	FEBRUARY 2, 2008
Raw materials	**$ 2,059**	$ 204
Wholesale finished goods	**44,155**	31,081
Retail merchandise	**259,864**	269,263
Total Inventories	**$ 306,078**	$ 300,548

Note 6: Derivative Instruments and Hedging Activities

In order to reduce exposure to foreign currency exchange rate fluctuations in connection with inventory purchase commitments for its Johnston & Murphy Group (primarily the Euro), the Company enters into foreign currency forward exchange contracts with a maximum hedging period of twelve months. Derivative instruments used as hedges must be effective at reducing the risk associated with the exposure being hedged. The settlement terms of the forward contracts correspond with the payment terms for the merchandise inventories. As a result, there is no hedge ineffectiveness to be reflected in earnings. The notional amount of such contracts outstanding at January 31, 2009 and February 2, 2008 was $0.0 million and $2.5 million, respectively. The gain based on spot rates under these contracts at February 2, 2008 was $41,000. For the year ended January 31, 2009, the Company recorded an unrealized loss on foreign currency forward contracts of $0.5 million in accumulated other comprehensive loss, before taxes. The Company monitors the credit quality of the major national and regional financial institutions with which it enters into such contracts.

The Company estimates that the majority of net hedging losses related to forward exchange contracts will be reclassified from accumulated other comprehensive loss into earnings through higher cost of sales over the succeeding year.

Note 7: Fair Value

The Company adopted SFAS No. 157 as of February 3, 2008, with the exception of the application of the statement to non-recurring, nonfinancial assets and liabilities. The adoption of SFAS No. 157 did not have a material impact on the Company's results of operations or financial position. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements. In February 2008, the FASB issued FSP 157-b. FSP 157-b amended SFAS No. 157, to delay the effective date for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (that is, at least annually). FSP 157-b defers the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008 (Fiscal 2010 for the Company), and interim periods within those fiscal years for items within the scope of the FSP.

SFAS No. 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS No. 157 also establishes a fair value hierarchy which requires an

Note 7: Fair Value, Continued

entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

LEVEL 1 - Quoted prices in active markets for identical assets or liabilities.

LEVEL 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

LEVEL 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

A financial asset or liability's classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

As of January 31, 2009, there are no items being presented at fair value.

Note 8: Long-Term Debt

IN THOUSANDS	2009	2008
4 1/8% convertible subordinated debentures due June 2023	**$ 86,220**	$ 86,220
Revolver borrowings	**32,300**	69,000
Total long-term debt	**118,520**	155,220
Current portion	**-0-**	-0-
Total Noncurrent Portion of Long-Term Debt	**$118,520**	$155,220

Long-term debt maturing during each of the next five years ending January is as follows:
2010 - $-0-; 2011 - $-0-; 2012 - $32,300,000; 2013 - $-0-, 2014 - $-0-, and thereafter - $86,220,000.

CREDIT FACILITY:

On December 1, 2006, the Company entered into an Amended and Restated Credit Agreement (the "Credit Facility") by and among the Company, certain subsidiaries of the Company party thereto, as other borrowers, the lenders party thereto and Bank of America, N.A., as administrative agent. The Credit Facility expires December 1, 2011. The Credit Facility replaced the Company's $105.0 million revolving credit facility.

Deferred financing costs incurred of $1.2 million related to the Credit Facility were capitalized and are being amortized over four years. These costs are included in other non-current assets on the Consolidated Balance Sheets.

The Company had $32.3 million of revolver borrowings outstanding under the Credit Facility at January 31, 2009. The Company had outstanding letters of credit of $13.5 million under the facility at January 31, 2009. These letters of credit support product purchases and lease and insurance indemnifications.

The material terms of the Credit Facility are as follows:

AVAILABILITY

The Credit Facility is a revolving credit facility in the aggregate principal amount of $200.0 million, with a $20.0 million swingline loan sublimit and a $70.0 million sublimit for the issuance of standby letters of credit, and has a five-year term. Any swingline loans and letters of credit will reduce the availability under the Credit Facility on a dollar-for-dollar basis. In addition, the Company has an option to increase the availability under the Credit Facility by up to $100.0 million (in increments no less than $25.0 million) subject to, among other things, the receipt of commitments for the increased amount. The aggregate amount of the loans made and letters of credit issued under the Restated Credit Agreement shall at no time exceed the lesser of the facility amount ($200.0 million or, if increased at the Company's option, up to $300.0 million) or the "Borrowing Base", which generally is based on 85% of eligible inventory plus 85% of eligible accounts receivable less applicable reserves.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8: Long-Term Debt, Continued

COLLATERAL

The loans and other obligations under the Credit Facility are secured by substantially all of the presently owned and hereafter acquired non-real estate assets of the Company and certain subsidiaries of the Company.

INTEREST AND FEES

The Company's borrowings under the Credit Facility bear interest at varying rates that, at the Company's option, can be based on either:

- a base rate generally defined as the sum of the prime rate of Bank of America, N.A. and an applicable margin.
- a LIBO rate generally defined as the sum of LIBOR (as quoted on the British Banking Association Telerate Page 3750) and an applicable margin.

The initial applicable margin for base rate loans was 0.00%, and the initial applicable margin for LIBOR loans was 1.00%. Thereafter, the applicable margin will be subject to adjustment based on "Excess Availability" for the prior quarter. As of January 31, 2009, the margin for LIBOR loans was 0.75%. The term "Excess Availability" means, as of any given date, the excess (if any) of the Borrowing Base over the outstanding credit extensions under the Credit Facility.

Interest on the Company's borrowings is payable monthly in arrears for base rate loans and at the end of each interest rate period (but not less often than quarterly) for LIBOR loans.

The Company is also required to pay a commitment fee on the difference between committed amounts and the aggregate amount (including the aggregate amount of letters of credit) of the credit extensions outstanding under the Credit Facility, which initially was 0.25% per annum, subject to adjustment in the same manner as the applicable margins for interest rates.

CERTAIN COVENANTS

The Company is not required to comply with any financial covenants unless Adjusted Excess Availability is less than 10% of the total commitments under the Credit Facility (currently $20.0 million). The term "Adjusted Excess Availability" means, as of any given date, the excess (if any) of (a) the lesser of the total commitments under the Credit Facility and the Borrowing Base over (b) the outstanding credit extensions under the Credit Facility. If and during such time as Adjusted Excess Availability is less than such amount, the Credit Facility requires the Company to meet a minimum fixed charge coverage ratio (EBITDA less capital expenditures less cash taxes divided by cash interest expense and scheduled payments of principal indebtedness) of 1.00 to 1.00. Because Adjusted Excess Availability exceeded $20.0 million, the Company was not required to comply with this financial covenant at January 31, 2009.

In addition, the Credit Facility contains certain covenants that, among other things, restrict additional indebtedness, liens and encumbrances, loans and investments, acquisitions, dividends and other restricted payments, transactions with affiliates, asset dispositions, mergers and consolidations, prepayments or material amendments of other indebtedness and other matters customarily restricted in such agreements.

CASH DOMINION

The Credit Facility also contains cash dominion provisions that apply in the event that the Company's Adjusted Excess Availability fails to meet certain thresholds or there is an event of default under the Credit Facility.

EVENTS OF DEFAULT

The Credit Facility contains customary events of default, including, without limitation, payment defaults, breaches of representations and warranties, covenant defaults, cross-defaults to certain other material indebtedness in excess of specified amounts, certain events of bankruptcy and insolvency, certain ERISA events, judgments in excess of specified amounts and change in control.

Certain of the lenders under the Credit Facility or their affiliates have provided, and may in the future provide, certain commercial banking, financial advisory, and investment banking services in the ordinary course of business for the Company, its subsidiaries and certain of its affiliates, for which they receive customary fees and commissions.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8: Long-Term Debt, Continued

4 1/8% CONVERTIBLE SUBORDINATED DEBENTURES DUE 2023:

On June 24, 2003 and June 26, 2003, the Company issued a total of $86.3 million of 4 1/8% Convertible Subordinated Debentures (the "Debentures") due June 15, 2023. The Debentures are convertible at the option of the holders into shares of the Company's common stock, par value $1.00 per share: (1) in any quarter in which the price of its common stock issuable upon conversion of a Debenture reached 120% or more of the conversion price ($24.07 or more) for 10 of the last 30 trading days of the immediately preceding fiscal quarter, (2) if specified corporate transactions occur or (3) if the trading price for the Debentures falls below certain thresholds. The Company's common stock did not close at or above $24.07 for at least 10 of the last 30 trading days of the fourth quarter of Fiscal 2009. Therefore, the contingency was not satisfied. Upon conversion, the Company will have the right to deliver, in lieu of its common stock, cash or a combination of cash and shares of its common stock. Subject to the above conditions, each $1,000 principal amount of Debentures is convertible into 49.8462 shares (equivalent to a conversion price of $20.06 per share of common stock) subject to adjustment. There were $30,000 of debentures converted to 1,356 shares of common stock during Fiscal 2008.

The Company pays cash interest on the debentures at an annual rate of 4.125% of the principal amount at issuance, payable on June 15 and December 15 of each year, commencing on December 15, 2003. The Company will pay contingent interest (in the amounts set forth in the Debentures) to holders of the Debentures during any six-month period from and including an interest payment date to, but excluding, the next interest payment date, commencing with the six-month period ending December 15, 2008, if the average trading price of the Debentures for the five consecutive trading day measurement period immediately preceding the applicable six-month period equals 120% or more of the principal amount of the Debentures. This contingency was satisfied during the six-month period ended December 15, 2008. As a result, the Company paid $0.1 million in contingent interest on December 15, 2008. No contingent interest will be paid with the June 15, 2009 interest payment.

The Company may redeem some or all of the Debentures for cash at any time on or after June 20, 2008 at 100% of their principal amount, plus accrued and unpaid interest, contingent interest and liquidated damages, if any.

Each holder of the Debentures may require the Company to purchase all or a portion of the holder's Debentures on June 15, 2010, 2013 or 2018, at a price equal to the principal amount of the Debentures to be purchased, plus accrued and unpaid interest, contingent interest and liquidated damages, if any, to the purchase date. Each holder may also require the Company to repurchase all or a portion of such holder's Debentures upon the occurrence of a change of control (as defined in the Debentures). The Company may choose to pay the change of control purchase price in cash or shares of its common stock or a combination of cash and shares.

Deferred financing costs of $2.9 million relating to the issuance were capitalized and are being amortized over seven years and are included in other non-current assets on the Consolidated Balance Sheets.

The indenture pursuant to which the Debentures were issued does not restrict the incurrence of senior debt by the Company or other indebtedness or liabilities by the Company or any of its subsidiaries.

Note 9: Commitments Under Long-Term Leases

OPERATING LEASES

The Company leases its office space and all of its retail store locations and transportation equipment under various noncancelable operating leases. The leases have varying terms and expire at various dates through 2023. The store leases typically have initial terms of between 5 and 10 years. Generally, most of the leases require the Company to pay taxes, insurance, maintenance costs and contingent rentals based on sales. Approximately 3% of the Company's leases contain renewal options.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9: Commitments Under Long-Term Leases, Continued

Rental expense under operating leases of continuing operations was:

IN THOUSANDS	2009	2008	2007
Minimum rentals	**$ 156,241**	$ 145,763	$ 126,833
Contingent rentals	**3,722**	4,221	5,320
Sublease rentals	**(763)**	(806)	(744)
Total Rental Expense	**$ 159,200**	$ 149,178	$ 131,409

Minimum rental commitments payable in future years are:

FISCAL YEARS	IN THOUSANDS
2010	$ 162,740
2011	154,626
2012	139,752
2013	126,236
2014	116,165
Later years	321,134
Total Minimum Rental Commitments	$ 1,020,653

For leases that contain predetermined fixed escalations of the minimum rentals, the related rental expense is recognized on a straight-line basis and the cumulative expense recognized on the straight-line basis in excess of the cumulative payments is included in deferred rent and other long-term liabilities on the Consolidated Balance Sheets. The Company occasionally receives reimbursements from landlords to be used towards construction of the store the Company intends to lease. Leasehold improvements are recorded at their gross costs including items reimbursed by landlords. The reimbursements are amortized as a reduction of rent expense over the initial lease term. Tenant allowances of $24.6 million and $25.5 million for Fiscal 2009 and 2008, respectively, and deferred rent of $29.0 million and $26.3 million for Fiscal 2009 and 2008, respectively, are included in deferred rent and other long-term liabilities on the Consolidated Balance Sheets.

Note 10: Shareholders' Equity

NON-REDEEMABLE PREFERRED STOCK

		NUMBER OF SHARES			AMOUNTS IN THOUSANDS			COMMON	
CLASS (IN ORDER OF PREFERENCE)*	SHARES AUTHORIZED	2009	2008	2007	2009	2008	2007	CONVERTIBLE RATIO	NO OF VOTES
Subordinated Serial Preferred (Cumulative)									
Aggregate	3,000,000**	-	-	-	-	-	-	N/A	N/A
$2.30 Series 1	64,368	**33,538**	33,658	36,045	**$1,342**	$1,346	$1,442	.83	1
$4.75 Series 3	40,449	**12,326**	12,326	17,660	**1,233**	1,233	1,766	2.11	2
$4.75 Series 4	53,764	**3,579**	3,579	9,184	**358**	358	918	1.52	1
Series 6	800,000	**-0-**	-0-	-0-	**-0-**	-0-	-0-		100
$1.50 Subordinated Cumulative Preferred	5,000,000	**30,017**	30,017	30,017	**900**	900	900		1
		79,460	79,580	92,906	**3,833**	3,837	5,026		
Employees' Subordinated Convertible Preferred	5,000,000	**50,079**	54,825	58,328	**1,502**	1,645	1,750	1.00***	1
Stated Value of Issued Shares					**5,335**	5,482	6,776		
Employees' Preferred Stock Purchase Accounts					**(132)**	(144)	(174)		
Total Non-Redeemable Preferred Stock					**$5,203**	$5,338	$6,602		

*In order of preference for liquidation and dividends.

**The Company's charter permits the board of directors to issue Subordinated Serial Preferred Stock in as many series, each with as many shares and such rights and preferences as the board may designate.

***Also convertible into one share of $1.50 Subordinated Cumulative Preferred Stock.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10: Shareholders' Equity, Continued

PREFERRED STOCK TRANSACTIONS

IN THOUSANDS	NON-REDEEMABLE PREFERRED STOCK	NON-REDEEMABLE EMPLOYEES' PREFERRED STOCK	EMPLOYEES' PREFERRED STOCK PURCHASE ACOUNTS	TOTAL NON-REDEEMABLE PREFERRED STOCK
Balance January 28, 2006	$5,037	$1,842	$(184)	$6,695
Other	(11)	(92)	10	(93)
Balance February 3, 2007	5,026	1,750	(174)	6,602
Conversion of Series 3	(533)	-0-	0-	(533)
Conversion of Series 4	(561)	-0-	-0-	(561)
Other	(95)	(105)	30	(170)
Balance February 2, 2008	3,837	1,645	(144)	5,338
Other	(4)	(143)	12	(135)
Balance January 31, 2009	**$3,833**	**$1,502**	**$(132)**	**$5,203**

SUBORDINATED SERIAL PREFERRED STOCK (CUMULATIVE):

Stated and redemption values for Series 1 are $40 per share and for Series 3 and 4 are each $100 per share plus accumulated dividends; liquidation value for Series 1 is $40 per share plus accumulated dividends and for Series 3 and 4 is $100 per share plus accumulated dividends.

The Company's shareholders' rights plan grants to common shareholders the right to purchase, at a specified exercise price, a fraction of a share of subordinated serial preferred stock, Series 6, in the event of an acquisition of, or an announced tender offer for, 15% or more of the Company's outstanding common stock. Upon any such event, each right also entitles the holder (other than the person making such acquisition or tender offer) to purchase, at the exercise price, shares of common stock having a market value of twice the exercise price. In the event the Company is acquired in a transaction in which the Company is not the surviving corporation, each right would entitle its holder to purchase, at the exercise price, shares of the acquiring company having a market value of twice the exercise price. The rights expire in August 2010, are redeemable under certain circumstances for $.01 per right and are subject to exchange for one share of common stock or an equivalent amount of preferred stock at any time after the event which makes the rights exercisable and before a majority of the Company's common stock is acquired.

$1.50 SUBORDINATED CUMULATIVE PREFERRED STOCK:

Stated and liquidation values and redemption price are 88 times the average quarterly per share dividend paid on common stock for the previous eight quarters (if any), but in no event less than $30 per share plus accumulated dividends.

EMPLOYEES' SUBORDINATED CONVERTIBLE PREFERRED STOCK:

Stated and liquidation values are 88 times the average quarterly per share dividend paid on common stock for the previous eight quarters (if any), but in no event less than $30 per share.

COMMON STOCK:

Common stock-$1 par value. Authorized: 80,000,000 shares; issued: January 31, 2009 – 19,731,979 shares; February 2, 2008 – 23,284,741 shares. There were 488,464 shares held in treasury at January 31, 2009 and February 2, 2008. Each outstanding share is entitled to one vote. At January 31, 2009, common shares were reserved as follows: 109,398 shares for conversion of preferred stock; 1,420,945 shares for the 1996 Stock Incentive Plan; 246,194 shares for the 2005 Stock Incentive Plan; and 327,198 shares for the Genesco Employee Stock Purchase Plan.

For the year ended January 31, 2009, 82,868 shares of common stock were issued for the exercise of stock options at an average weighted market price of $17.35, for a total of $1.4 million; 397,273 shares of common stock were issued as restricted shares as part of the 2005 Equity Incentive Plan; 1,711 shares of common stock were issued for the purchase of shares under the Employee Stock Purchase Plan at an average weighted market price of $31.81, for a total of $0.1 million; 18,792 shares were issued to directors for no consideration; 52,969 shares were withheld for taxes on restricted stock vested in Fiscal 2009; 5,189 shares of restricted stock were forfeited in Fiscal 2009; and 4,752 shares

Note 10: Shareholders' Equity, Continued

were issued in miscellaneous conversions of Series 1 and Employees' Subordinated Convertible Preferred Stock. The 82,868 options exercised were all fixed stock options (see Note 14). In addition, the Company repurchased and retired 4,000,000 shares of common stock at an average weighted market price of $22.73 for a total of $90.9 million.

For the year ended February 2, 2008, 32,751 shares of common stock were issued for the exercise of stock options at an average weighted market price of $17.83, for a total of $0.6 million; 3,547 shares of common stock were issued as restricted shares as part of the 2005 Equity Incentive Plan; 4,813 shares of common stock were issued for the purchase of shares under the Employee Stock Purchase Plan at an average weighted market price of $43.82, for a total of $0.2 million; 6,761 shares were issued to directors for no consideration; 19,397 shares were withheld for taxes on restricted stock vested in Fiscal 2008; 686 shares of restricted stock were forfeited in Fiscal 2008; and 26,494 shares were issued in miscellaneous conversions of Series 1, Series 3, Series 4, Employees' Subordinated Convertible Preferred Stock and Debentures. The 32,751 options exercised were all fixed stock options (see Note 14).

For the year ended February 3, 2007, 357,423 shares of common stock were issued for the exercise of stock options at an average weighted market price of $18.07, for a total of $6.5 million; 166,769 shares of common stock were issued as restricted shares as part of the 2005 Equity Incentive Plan; 9,787 shares of common stock were issued for the purchase of shares under the Employee Stock Purchase Plan at an average weighted market price of $32.75, for a total of $0.3 million; 19,422 shares were issued to directors for no consideration; 7,948 shares were withheld for taxes on restricted stock vested in Fiscal 2007; 4,011 shares of restricted stock were forfeited in Fiscal 2007; and 3,282 shares were issued in miscellaneous conversions of Series 1 and Employees' Subordinated Convertible Preferred Stock. The 357,423 options exercised were all fixed stock options (see Note 14). In addition, the Company repurchased and retired 1,062,400 shares of common stock at an average weighted market price of $30.20 for a total of $32.1 million.

RESTRICTIONS ON DIVIDENDS AND REDEMPTIONS OF CAPITAL STOCK:

The Company's charter provides that no dividends may be paid and no shares of capital stock acquired for value if there are dividend or redemption arrearages on any senior or equally ranked stock. Exchanges of subordinated serial preferred stock for common stock or other stock junior to such exchanged stock are permitted.

The Company's Credit Facility prohibits the payment of dividends and other restricted payments unless after such dividend or restricted payment availability under the Credit Facility exceeds $50.0 million or if availability is between $30.0 million and $50.0 million, the Company's fixed charge coverage must be greater than 1.0 to 1.0. The Company's management does not believe its availability under the Credit Facility will fall below $50.0 million during Fiscal 2010.

The June 24 and June 26, 2003 indentures, under which the Company's 4 1/8% convertible subordinated debentures due 2023 were issued, does not restrict the payment of preferred stock dividends.

Dividends declared for Fiscal 2009 for the Company's Subordinated Serial Preferred Stock, $2.30 Series 1, $4.75 Series 3 and $4.75 Series 4, and the Company's $1.50 Subordinated Cumulative Preferred Stock were $198,000 in the aggregate.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10: Shareholders' Equity, Continued

CHANGES IN THE SHARES OF THE COMPANY'S CAPITAL STOCK

	COMMON STOCK	NON-REDEEMABLE PREFERRED STOCK	EMPLOYEES' PREFERRED STOCK
Issued at January 28, 2006	23,748,134	93,156	61,403
Exercise of options	357,423	-0-	-0-
Issue restricted stock	166,769	-0-	-0-
Issue shares - Employee Stock Purchase Plan	9,787	-0-	-0-
Shares repurchased	(1,062,400)	-0-	-0-
Other	10,745	(250)	(3,075)
Issued at February 3, 2007	23,230,458	92,906	58,328
Exercise of options	32,751	-0-	-0-
Issue restricted stock	3,547	-0-	-0-
Issue shares - Employee Stock Purchase Plan	4,813	-0-	-0-
Conversion of Series 3 preferred stock	11,251	(5,334)	-0-
Conversion of Series 4 preferred stock	8,519	(5,605)	-0-
Other	(6,598)	(2,387)	(3,503)
Issued at February 2, 2008	23,284,741	79,580	54,825
Exercise of options	82,868	-0-	-0-
Issue restricted stock	397,273	-0-	-0-
Issue shares - Employee Stock Purchase Plan	1,711	-0-	-0-
Shares repurchased	(4,000,000)	-0-	-0-
Other	(34,614)	(120)	(4,746)
Issued at January 31, 2009	19,731,979	79,460	50,079
Less shares repurchased and held in treasury	488,464	-0-	-0-
Outstanding at January 31, 2009	**19,243,515**	**79,460**	**50,079**

Note 11: Income Taxes

Income tax expense from continuing operations is comprised of the following:

IN THOUSANDS	2009	2008	2007
Current			
U.S. federal	**$ 73,781**	$ 30,625	$ 41,455
Foreign	**1,837**	1,351	1,110
State	**12,228**	4,954	6,435
Total Current Income Tax Expense	**87,846**	36,930	49,000
Deferred			
U.S. federal	**6,411**	(10,732)	(4,865)
Foreign	**325**	(230)	(116)
State	**1,101**	(1,721)	(1,148)
Total Deferred Income Tax Expense (Benefit)	**7,837**	(12,683)	(6,129)
Total Income Tax Expense – Continuing Operations	**$ 95,683**	$ 24,247	$ 42,871

Discontinued operations were recorded net of income tax benefit of approximately ($3.5) million, ($1.0) million and ($0.4) million in Fiscal 2009, 2008 and 2007, respectively.

As a result of the exercise of stock options and vesting of restricted stock during Fiscal 2009, 2008 and 2007, the Company realized an additional income tax (expense) benefit of approximately ($0.6) million, $0.7 million and $2.4 million, respectively. These tax benefits (expenses) are reflected as an adjustment to either additional paid-in capital or deferred tax asset.

Note 11: Income Taxes, Continued

Deferred tax assets and liabilities are comprised of the following:

IN THOUSANDS	JANUARY 31, 2009	FEBRUARY 2, 2008
Identified intangibles	$ (20,317)	$ (20,575)
Prepaids	(2,329)	-0-
Convertible bonds	(10,049)	(7,854)
Total deferred tax liabilities	(32,695)	(28,429)
Options	1,972	1,568
Deferred rent	9,768	8,858
Pensions	8,595	1,078
Expense accruals	4,983	6,828
Uniform capitalization costs	4,901	4,006
Book over tax depreciation	7,909	12,089
Provisions for discontinued operations and restructurings	6,413	3,460
Inventory valuation	3,943	5,987
Tax net operating loss and credit carryforwards	141	1,446
Allowances for bad debts and notes	517	303
Other	5,768	4,149
Deferred tax assets	54,910	49,772
Net Deferred Tax Assets	$ 22,215	$ 21,343

The deferred tax balances have been classified in the Consolidated Balance Sheets as follows:

	2009	2008
Net current asset	$ 15,083	$ 18,702
Net non-current asset	7,132	2,641
Net Deferred Tax Assets	$ 22,215	$ 21,343

Reconciliation of the United States federal statutory rate to the Company's effective tax rate from continuing operations is as follows:

	2009	2008	2007
U. S. federal statutory rate of tax	35.00%	35.00%	35.00%
State taxes (net of federal tax benefit)	3.47	6.05	3.09
Transaction costs	(3.68)	29.74	.00
Permanent items	3.28	2.10	.00
Other	(.37)	1.18	.49
Effective Tax Rate	37.70%	74.07%	38.58%

The provision for income taxes resulted in an effective tax rate for continuing operations of 37.7% for Fiscal 2009, compared with an effective tax rate of 74.1% for Fiscal 2008. The decrease in the effective tax rate for Fiscal 2009 was primarily attributable to transaction costs incurred in the prior period that were deductible in the later period, as well as to issues related to the settlement of merger-related litigation.

As of February 2, 2008, the Company had a Federal net operating loss carryforward of $1.5 million as a result of an acquisition which was utilized in the current period. Internal Revenue Code Section 382 imposes limitations due to ownership changes.

As of January 31, 2009, February 2, 2008 and February 3, 2007, the Company had state net operating loss carryforwards of $0.0 million, $5.8 million and $5.7 million, respectively.

As of January 31, 2009, February 2, 2008 and February 3, 2007, the Company had state tax credits of $0.1 million, $0.0 million and $0.3 million, respectively. These credits expire in fiscal year 2024.

Note 11: Income Taxes, Continued

As of January 31, 2009 and February 2, 2008, the Company had foreign tax credits of $ 0.1 million and $0.7 million, respectively. These credits will expire in fiscal year 2019.

Management believes a valuation allowance is not necessary because it is more likely than not that the Company will ultimately utilize the credits and other deferred tax assets based on existing carryback ability and expectations as to future taxable income in the jurisdictions in which it operates.

As of January 31, 2009, the Company has not provided for withholding or United States federal income taxes on approximately $4.0 million of accumulated undistributed earnings of its foreign Canadian subsidiary as they are considered by management to be permanently reinvested. If these undistributed earnings were not considered to be permanently reinvested, approximately $1.6 million deferred income taxes would have been provided.

In June 2006, the FASB issued FIN 48. This Interpretation clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." This Interpretation prescribes that a company should use a more-likely-than-not recognition threshold based on the technical merits of the tax position taken. Tax positions that meet the more-likely-than-not recognition threshold should be measured in order to determine the tax benefit to be recognized in the financial statements. FIN 48 is effective in fiscal years beginning after December 15, 2006.

Effective February 4, 2007, the Company adopted the provisions of FIN 48. As a result of the adoption of FIN 48, the Company recognized a $4.3 million increase in the liability for unrecognized tax benefits which, as required, was accounted for as a reduction to the February 4, 2007 balance of retained earnings.

The following is a tabular reconciliation of the total amounts of unrecognized tax benefits for Fiscal 2009 and 2008.

IN THOUSANDS	2009	2008
Unrecognized Tax Benefit – Beginning of Period	**$ 4,899**	$ 8,175
Gross Decreases – Tax Positions in a Prior Period	**(214)**	(3,370)
Gross Increases – Tax Positions in a Current Period	**10,229**	414
Settlements	**(1,184)**	(247)
Lapse of Statutes of Limitations	**(274)**	(73)
Unrecognized Tax Benefit – End of Period	**$ 13,456**	$ 4,899

In addition, the following information required by FIN 48 is provided:

- Unrecognized tax benefits were approximately $13.5 million and $4.9 million as of January 31, 2009 and February 2, 2008, respectively. The entire amount of unrecognized tax benefits as of both January 31, 2009 and February 2, 2008 would impact the annual effective rate if recognized. The increase in the unrecognized tax benefit from February 2, 2008 to January 31, 2009 was due to issues related to the settlement of merger-related litigation partially offset by the resolution of a state audit. The amount of unrecognized tax benefits may change during the next twelve months, but the Company does not believe the change, if any, will be material to the Company's consolidated financial position or results of operations.

- The Company recognizes interest expense and penalties related to the above unrecognized tax benefits within income tax expense on the Consolidated Statements of Earnings. Related to the uncertain tax benefits noted above, the Company accrued interest and penalties of approximately $0.2 million and $(0.3) million, respectively, during Fiscal 2009 and $0.5 million and $4,000, respectively, during Fiscal 2008. The Company recognized a liability for accrued interest and penalities of $1.5 million and $0.5 million, respectively, as of January 31, 2009 and $1.3 million and $0.7 million, respectively, as of February 2, 2008 included in deferred rent and other long-term liabilities on the Consolidated Balance Sheets.

- The Company and its subsidiaries file income tax returns in federal and in many state and local jurisdictions as well as foreign jurisdictions. With a few exceptions, the Company's U.S. federal and state and local income tax returns for fiscal years 2005 and beyond remain subject to examination. In addition, the Company has subsidiaries in various foreign jurisdictions that have statutes of limitation generally ranging from three to six years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12: Defined Benefit Pension Plans and Other Postretirement Benefit Plans

DEFINED BENEFIT PENSION PLANS

The Company sponsored a non-contributory, defined benefit pension plan. As of January 1, 1996, the Company amended the plan to change the pension benefit formula to a cash balance formula from the then existing benefit calculation based upon years of service and final average pay. The benefits accrued under the old formula were frozen as of December 31, 1995. Upon retirement, the participant will receive this accrued benefit payable as an annuity. In addition, the participant will receive as a lump sum (or annuity if desired) the amount credited to the participant's cash balance account under the new formula. Effective January 1, 2005, the Company froze the defined benefit cash balance plan which prevents any new entrants into the plan as of that date as well as affects the amounts credited to the participants' accounts as discussed below.

Under the cash balance formula, beginning January 1, 1996, the Company credited each participants' account annually with an amount equal to 4% of the participant's compensation plus 4% of the participant's compensation in excess of the Social Security taxable wage base. Beginning December 31, 1996 and annually thereafter, the account balance of each active participant was credited with 7% interest calculated on the sum of the balance as of the beginning of the plan year and 50% of the amounts credited to the account, other than interest, for the plan year. The account balance of each participant who was inactive would be credited with interest at the lesser of 7% or the 30 year Treasury rate. Under the frozen plan, each participants' cash balance plan account will be credited annually only with interest at the 30 year Treasury rate, not to exceed 7%, until the participant retires. The amount credited each year will be based on the rate at the end of the prior year.

OTHER POSTRETIREMENT BENEFIT PLANS

The Company provides health care benefits for early retirees and life insurance benefits for certain retirees not covered by collective bargaining agreements. Under the health care plan, early retirees are eligible for limited benefits until age 65. Employees who meet certain requirements are eligible for life insurance benefits upon retirement. The Company accrues such benefits during the period in which the employee renders service.

OBLIGATIONS AND FUNDED STATUS

CHANGE IN BENEFIT OBLIGATION

	PENSION BENEFITS		OTHER BENEFITS	
IN THOUSANDS	2009	2008	2009	2008
Benefit obligation at beginning of year	**$ 113,990**	$ 117,279	**$ 3,073**	$ 3,951
Service cost	**250**	250	**134**	123
Interest cost	**6,318**	6,451	**163**	159
Adjustment of measurement date provision of SFAS 158*	**(202)**	-0-	**18**	-0-
Plan amendments	**(22)**	-0-	**-0-**	-0-
Plan participants' contributions	**-0-**	-0-	**123**	144
Benefits paid	**(9,224)**	(8,792)	**(324)**	(339)
Actuarial (gain) or loss	**(11,674)**	(1,198)	**(109)**	(965)
Benefit Obligation at End of Year	**$ 99,436**	$ 113,990	**$ 3,078**	$ 3,073

CHANGE IN PLAN ASSETS

	PENSION BENEFITS		OTHER BENEFITS	
IN THOUSANDS	2009	2008	2009	2008
Fair value of plan assets at beginning of year	**$ 107,418**	$ 102,973	**$ -0-**	$ -0-
Actual (loss) gain on plan assets	**(27,977)**	9,237	**-0-**	-0-
Adjustment of measurement date provision of SFAS 158*	**(749)**	-0-	**-0-**	-0-
Employer contributions	**4,000**	4,000	**201**	195
Plan participants' contributions	**-0-**	-0-	**123**	144
Benefits paid	**(9,224)**	(8,792)	**(324)**	(339)
Fair Value of Plan Assets at End of Year	**$ 73,468**	$ 107,418	**$ -0-**	$ -0-
Funded Status at End of Year	**$ (25,968)**	$ (6,572)	**$(3,078)**	$(3,073)

*The Company adopted the measurement date change of SFAS No. 158 as of January 31, 2009. SFAS No. 158 required the Company to change the measurement date for its defined benefit pension plan and postretirement benefit plan from December 31 to January 31 (end of fiscal year). As a result of this change, pension expense and actuarial gains/losses for the one-month period ended January 31, 2009 were recognized as adjustments to retained earnings and accumulated other comprehensive loss, respectively, net of tax.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12: Defined Benefit Pension Plans and Other Postretirement Benefit Plans, Continued

Amounts recognized in the Consolidated Balance Sheets consist of:

	Pension Benefits		Other Benefits	
IN THOUSANDS	2009	2008	2009	2008
Noncurrent assets	$ -0-	$ -0-	$ -0-	$ -0-
Current liabilities	-0-	-0-	271	291
Noncurrent liabilities	25,968	6,572	2,807	2,782
Net Amount Recognized	$ 25,968	$ 6,572	$ 3,078	$ 3,073

Amounts recognized in accumulated other comprehensive income consist of:

	Pension Benefits		Other Benefits	
IN THOUSANDS	2009	2008	2009	2008
Prior service cost	$ 16	$ 42	$ -0-	$ -0-
Net loss	49,494	27,549	65	259
Total Recognized in Accumulated Other Comprehensive Loss	$ 49,510	$ 27,591	$ 65	$ 259

PENSION BENEFITS

IN THOUSANDS	JANUARY 31 2009	DECEMBER 31 2007
Projected benefit obligation	$ 99,436	$ 113,990
Accumulated benefit obligation	99,436	113,990
Fair value of plan assets	73,468	107,418

COMPONENTS OF NET PERIODIC BENEFIT COST

NET PERIODIC BENEFIT COST

	Pension Benefits			Other Benefits		
IN THOUSANDS	2009	2008	2007	2009	2008	2007
Service cost	$ 250	$ 250	$ 250	$ 134	$ 123	$ 216
Interest cost	6,318	6,451	6,423	163	159	200
Expected return on plan assets	(8,569)	(8,024)	(7,779)	-0-	-0-	-0-
Amortization:						
Prior service cost	4	8	-0-	-0-	-0-	-0-
Losses	3,361	4,418	4,480	80	93	87
Net amortization	3,365	4,426	4,480	80	93	87
Net Periodic Benefit Cost	$ 1,364	$ 3,103	$ 3,374	$ 377	$ 375	$ 503

RECONCILIATION OF ACCUMULATED OTHER COMPREHENSIVE INCOME

IN THOUSANDS	Pension Benefits 2009	Other Benefits 2009
Prior service cost (credit)	$ (22)	$ -0-
Net loss (gain)	25,586	(80)
Amortization of prior service cost (credit)	(4)	-0-
Amortization of net actuarial loss	(3,361)	(109)
Adjustment of measurement date provision of SFAS 158	-0-	(5)
Total Recognized in Other Comprehensive Income	$22,199	$(194)
Total Recognized in Net Periodic Benefit Cost and Other Comprehensive Income	$23,563	$ 183

Note 12: Defined Benefit Pension Plans and Other Postretirement Benefit Plans, Continued

The estimated net loss and prior service cost for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are $2.4 million and $4,000, respectively. The estimated net loss for the other postretirement benefit plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year is $0.1 million.

WEIGHTED-AVERAGE ASSUMPTIONS USED TO DETERMINE BENEFIT OBLIGATIONS

	PENSION BENEFITS		OTHER BENEFITS	
	2009	2008	**2009**	2008
Discount rate	**6.875%**	5.875%	**6.375%**	5.875%
Rate of compensation increase	**NA**	NA	**-**	-
Measurement date	**1-31-2009**	12-31-2007	**1-31-2009**	2-2-2008

For Fiscal 2009, the discount rate was based on a Mercer yield curve of high quality corporate bonds with cash flows matching the Company's plans' expected benefit payments. For Fiscal 2008 and 2007, the discount rate was based on a hypothetical portfolio of high quality corporate bonds with cash flows matching the Company's plans' expected benefit payments.

WEIGHTED-AVERAGE ASSUMPTIONS USED TO DETERMINE NET BENEFIT PERIODIC COSTS

	PENSION BENEFITS			OTHER BENEFITS		
	2009	2008	2007	**2009**	2008	2007
Discount rate	**5.875%**	5.75%	5.50%	**5.875%**	5.75%	5.50%
Expected long-term rate of return on plan assets	**8.25%**	8.25%	8.25%	**-**	-	-
Rate of compensation increase	**NA**	NA	NA	**-**	-	-

The weighted average discount rate used to measure the benefit obligation for the pension plan increased from 5.875% to 6.875% from Fiscal 2008 to Fiscal 2009. The increase in the rate decreased the accumulated benefit obligation by $10.0 million and decreased the projected benefit obligation by $10.0 million. The weighted average discount rate used to measure the benefit obligation for the pension plan increased from 5.75% to 5.875% from Fiscal 2007 to Fiscal 2008. The increase in the rate decreased the accumulated benefit obligation by $1.3 million and decreased the projected benefit obligation by $1.3 million.

To develop the expected long-term rate of return on assets assumption, the Company considered historical asset returns, the current asset allocation and future expectations. Considering this information, the Company selected an 8.25% long-term rate of return on assets assumption.

ASSUMED HEALTH CARE COST TREND RATES AT DECEMBER 31

	2009	2008
Health care cost trend rate assumed for next year	**9%**	9%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	**5%**	5%
Year that the rate reaches the ultimate trend rate	**2013**	2012

The effect on disclosed information of one percentage point change in the assumed health care cost trend rate for each future year is shown below.

(IN THOUSANDS)	1% Increase in Rates	1% Decrease in Rates
Aggregated service and interest cost	$ 48	$ 39
Accumulated postretirement benefit obligation	$ 341	$ 287

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12: Defined Benefit Pension Plans and Other Postretirement Benefit Plans, Continued

PLAN ASSETS

The Company's pension plan weighted average asset allocations as of January 31, 2009 and December 31, 2007, by asset category are as follows:

ASSET CATEGORY	PLAN ASSETS JANUARY 31, 2009	DECEMBER 31, 2007
Equity securities	**58%**	63%
Debt securities	**41%**	36%
Other	**1%**	1%
Total	**100%**	100%

The investment strategy of the trust is to ensure over the long-term an asset pool, that when combined with company contributions, will support benefit obligations to participants, retirees and beneficiaries. Investment management responsibilities of plan assets are delegated to outside investment advisers and overseen by an Investment Committee comprised of members of the Company's senior management that is appointed by the Board of Directors. The Company has an investment policy that provides direction on the implementation of this strategy.

The investment policy establishes a target allocation for each asset class and investment manager. The actual asset allocation versus the established target is reviewed at least quarterly and is maintained within a +/- 5% range of the target asset allocation. Target allocations are 50% domestic equity, 13% international equity, 35% fixed income and 2% cash investments.

All investments are made solely in the interest of the participants and beneficiaries for the exclusive purposes of providing benefits to such participants and their beneficiaries and defraying the expenses related to administering the Trust as determined by the Investment Committee. All assets shall be properly diversified to reduce the potential of a single security or single sector of securities having a disproportionate impact on the portfolio.

The Committee utilizes an outside investment consultant and a team of investment managers to implement its various investment strategies. Performance of the managers is reviewed quarterly and the investment objectives are consistently evaluated.

At January 31, 2009 and February 2, 2008, there were no Company related assets in the plan.

CASH FLOWS

RETURN OF ASSETS

There was no return on assets from the plan to the Company in 2008 and no plan assets are projected to be returned to the Company in 2009.

CONTRIBUTIONS

There was no ERISA cash requirement for the plan in 2008 and none is projected to be required in 2009. However, the Company's current cash policy is to fund the cost of benefits accruing each year (the "normal cost") plus an amortization of the unfunded accrued liability. The Company made a $4.0 million contribution in February 2009.

ESTIMATED FUTURE BENEFIT PAYMENTS

Expected benefit payments from the trust, including future service and pay, are as follows:

ESTIMATED FUTURE PAYMENTS	Pension Benefits ($ in millions)	Other Benefits ($ in millions)
2009	$ 8.5	$ 0.3
2010	8.4	0.3
2011	8.4	0.3
2012	8.3	0.2
2013	8.4	0.2
2014–2018	40.9	1.1

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12: Defined Benefit Pension Plans and Other Postretirement Benefit Plans, Continued

SECTION 401(K) SAVINGS PLAN

The Company has a Section 401(k) Savings Plan available to employees who have completed one full year of service and are age 21 or older.

Concurrent with the January 1, 1996 amendment to the pension plan (discussed previously), the Company amended the 401(k) savings plan to make matching contributions equal to 50% of each employee's contribution of up to 5% of salary. Concurrent with freezing the defined benefit pension plan effective January 1, 2005, the Company amended the 401(k) savings plan to make matching contributions. Beginning January 1, 2005, the Company will match 100% of each employee's contribution of up to 3% of salary and 50% of the next 2% of salary. In addition, for those employees hired before December 31, 2004, who were eligible for the Company's cash balance retirement plan before it was frozen, the Company will make an additional contribution of 2 1/2 % of salary to each employee's account. Participants are vested immediately in the matching contribution of their accounts. The contribution expense to the Company for the matching program was approximately $3.1 million for Fiscal 2009, $3.0 million for Fiscal 2008 and $3.6 million for Fiscal 2007.

Note 13: Earnings Per Share

	FOR THE YEAR ENDED JANUARY 31, 2009			FOR THE YEAR ENDED FEBRUARY 2, 2008			FOR THE YEAR ENDED FEBRUARY 3, 2007		
IN THOUSANDS, EXCEPT PER SHARE AMOUNTS	**INCOME (NUMERATOR)**	**SHARES (DENOMINATOR)**	**PER-SHARE AMOUNT**	INCOME (NUMERATOR)	SHARES (DENOMINATOR)	PER-SHARE AMOUNT	INCOME (NUMERATOR)	SHARES (DENOMINATOR)	PER-SHARE AMOUNT
Earnings from continuing operations	**$158,099**			$8,488			$68,247		
Less: Preferred stock dividends	**(198)**			(217)			(256)		
BASIC EPS									
Income available to common shareholders	**157,901**	**19,235**	**$8.21**	8,271	22,441	$0.37	67,991	22,646	$3.00
EFFECT OF DILUTIVE SECURITIES									
Options		**267**			486			396	
Convertible preferred stock[(1)]	**153**	**59**		-0-	-0-		167	67	
4 1/8% Convertible Subordinated Debentures[(2)]	**2,513**	**4,298**		-0-	-0-		2,415	3,899	
Employees' preferred stock[(3)]		**52**			57			60	
DILUTED EPS									
Income available to common shareholders plus assumed conversions	**$160,567**	**23,911**	**$6.72**	$8,271	22,984	$0.36	$70,573	27,068	$2.61

(1) The amount of the dividend on the convertible preferred stock per common share obtainable on conversion of the convertible preferred stock is higher than basic earnings per share for Series 4 for Fiscal 2008 and 2007, Series 3 for Fiscal 2008 and Series 1 for Fiscal 2008. Therefore, conversion of Series 4 convertible preferred stock is not reflected in diluted earnings per share for Fiscal 2008 and 2007, Series 3 in Fiscal 2008 and Series 1 in Fiscal 2008, because it would have been antidilutive. The amount of the dividend on Series 4 convertible preferred stock per common share obtainable on conversion of the convertible preferred stock was less than basic earnings per share for Fiscal 2009. Therefore, conversion of Series 4 preferred shares were included in diluted earnings per share for Fiscal 2009. The amount of the dividend on Series 3 convertible preferred stock per common share obtainable on conversion of the convertible preferred stock was less than basic earnings per share for Fiscal 2009 and 2007. Therefore, conversion of Series 3 preferred shares were included in diluted earnings per share for Fiscal 2009 and 2007. The amount of the dividend on Series 1 convertible preferred stock per common share obtainable on conversion of the convertible preferred stock was less than basic earnings per share for Fiscal 2009 and 2007. Therefore, conversion of Series 1 preferred shares were included in diluted earnings per share for Fiscal 2009 and 2007. The shares convertible to common stock for Series 1, 3 and 4 preferred stock would have been 27,947 and 25,949 and 5,423, respectively, as of January 31, 2009.

(2) The amount of the interest on the convertible subordinated debentures for Fiscal 2008 per common share obtainable on conversion is higher than basic earnings per share, therefore the convertible debentures are not reflected in diluted earnings per share for Fiscal 2008 because it was antidilutive.

(3) The Company's Employees' Subordinated Convertible Preferred Stock is convertible one for one to the Company's common stock. Because there are no dividends paid on this stock, these shares are assumed to be converted.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13: Earnings Per Share, Continued

Options to purchase 16,000 shares of common stock at $32.65 per share, 334,250 shares of common stock at $24.90 per share, 74,823 shares of common stock at $36.40 per share, 1,945 shares of common stock at $40.05 per share, 107,490 shares of common stock at $38.14 per share, 951 shares of common stock at $37.41 per share and 2,351 shares of common stock at $42.82 per share were outstanding at the end of Fiscal 2009 but were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common shares.

Options to purchase 74,918 shares of common stock at $36.40 per share, 2,378 shares of common stock at $40.05 per share, 108,509 shares of common stock at $38.14 per share, 951 shares of common stock at $37.41 per share and 2,351 shares of common stock at $42.82 per share were outstanding at the end of Fiscal 2008 but were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common shares.

Options to purchase 75,459 shares of common stock at $36.40 per share, 2,378 shares of common stock at $40.05 per share, 109,681 shares of common stock at $38.14 per share and 951 shares of common stock at $37.41 per share were outstanding at the end of Fiscal 2007 but were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common shares.

The weighted shares outstanding reflects the effect of stock buy back programs. In a series of authorizations from Fiscal 1999-2003, the Company's board of directors authorized the repurchase of up to 7.5 million shares. In June 2006, the board authorized an additional $20.0 million in stock repurchases. In August 2006, the board authorized an additional $30.0 million in stock repurchases. The Company repurchased 1,062,400 shares at a cost of $32.1 million during Fiscal 2007. The Company did not repurchase any shares during Fiscal 2008. In March 2008, the board authorized up to $100.0 million in stock repurchases primarily funded with the after-tax cash proceeds of the settlement of merger-related litigation with The Finish Line and UBS (see Notes 2 and 15). The Company repurchased 4,000,000 shares at a cost of $90.9 million during Fiscal 2009. In total, the Company has repurchased 12.2 million shares at a cost of $194.3 million from all authorizations as of January 31, 2009.

Note 14: Shared-Based Compensation Plans

The Company's stock-based compensation plans, as of January 31, 2009, are described below. Prior to January 29, 2006, the Company accounted for these plans under the recognition and measurement provisions of APB No. 25, "Accounting for Stock Issued to Employees," and related interpretations, as permitted by SFAS No. 123.

Effective January 29, 2006, the Company adopted SFAS No. 123(R), using the modified prospective transition method. Under the modified prospective transition method, compensation cost recognized for Fiscal 2007 includes (i) compensation cost for all share-based payments granted prior to, but not yet vested as of January 29, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123; and (ii) compensation cost for all share-based payments granted on or after January 29, 2006, based on the grant date fair value estimated in accordance with SFAS No. 123(R). In accordance with the modified prospective method, the Company has not restated prior period results.

STOCK INCENTIVE PLANS

The Company has two fixed stock incentive plans. Under the 2005 Equity Incentive Plan (the "2005 Plan"), effective as of June 23, 2005, the Company may grant options, restricted shares and other stock-based awards to its employees and consultants as well as directors for up to 1.0 million shares of common stock. Under the 1996 Stock Incentive Plan (the "1996 Plan"), the Company could grant options to its officers and other key employees of and consultants to the Company as well as directors for up to 4.4 million shares of common stock. There will be no future awards under the 1996 Stock Incentive Plan. Under both plans, the exercise price of each option equals the market price of the Company's stock on the date of grant and an option's maximum term is 10 years. Options granted under both plans vest 25% per year.

Note 14: Shared-Based Compensation Plans, Continued

For Fiscal 2009, 2008 and 2007, the Company recognized share-based compensation cost of $1.7 million, $3.2 million and $4.1 million, respectively, for its fixed stock incentive plans included in selling and administrative expenses in the accompanying Consolidated Statements of Earnings. The Company did not capitalize any share-based compensation cost.

Prior to adopting SFAS No. 123(R), the Company presented the tax benefit of stock option exercises as operating cash flows. SFAS No. 123(R) requires that the cash flows resulting from tax benefits for tax deductions in excess of the compensation cost recognized for those options (excess tax benefit) be classified as financing cash flows. Accordingly, the Company classified excess tax benefits of $0.2 million, $0.7 million and $2.4 million as financing cash inflows rather than as operating cash inflows on its Consolidated Statement of Cash Flows for Fiscal 2009, 2008 and 2007, respectively.

SFAS No. 123(R) also requires companies to calculate an initial "pool" of excess tax benefits available at the adoption date to absorb any unused deferred tax assets that may be recognized under SFAS No. 123(R). The Company elected to calculate the pool of excess tax benefits under the alternative transition method described in FSP No. 123(R)-3, "Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards," which also specifies the method the Company must use to calculate excess tax benefits reported on the Consolidated Statements of Cash Flows.

The Company did not grant any shares of fixed stock options in Fiscal 2009. The Company granted 2,351 shares and 110,632 shares of fixed stock options in Fiscal 2008 and 2007, respectively. For Fiscal 2008, the Company estimated the fair value of each option award on the date of grant using a Black-Scholes option pricing model. The Company based expected volatility on historical term structures. The Company based the risk free rate on an interest rate for a bond with a maturity commensurate with the expected term estimate. The Company estimated the expected term of stock options using historical exercise and employee termination experience. The Company does not currently pay a dividend. The following table shows the weighted average assumptions used to develop the fair value estimates for Fiscal 2008 and 2007:

	FISCAL YEARS	
	2008	2007
Volatility	35.3%	42.4%
Risk Free Rate	4.7%	4.6%
Expected Term (years)	4.7	4.8
Dividend Yields	0.0%	0.0%

Note 14: Shared-Based Compensation Plans, Continued

A summary of fixed stock option activity and changes for Fiscal 2009, 2008 and 2007 is presented below:

	SHARES	WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED-AVERAGE REMAINING CONTRACTUAL TERM	AGGREGATE INTRINSIC VALUE (IN THOUSANDS)(1)
Outstanding at January 28, 2006	1,464,486	$ 20.84		
Granted	110,632	38.13		
Exercised	(357,423)	18.07		
Forfeited	(56,909)	22.68		
Outstanding, February 3, 2007	1,160,786	$ 23.25		
Granted	2,351	42.82		
Exercised	(32,751)	17.83		
Forfeited	(712)	38.14		
Outstanding, February 2, 2008	1,129,674	$ 23.44		
Granted	**-0-**	-0-		
Exercised	**(82,868)**	**17.35**		
Forfeited	**(3,047)**	**31.84**		
Outstanding, January 31, 2009	**1,043,759**	**$ 23.90**	**5.16**	**$ 45**
Exercisable, January 31, 2009	**968,375**	**$ 22.82**	**4.98**	**$ 45**

(1) Based upon the difference between the closing market price of the Company's common stock on the last trading day of the year and the grant price of in-the-money options.

The total intrinsic value, which represents the difference between the underlying stock's market price and the option's exercise price, of options exercised during Fiscal 2009, 2008 and 2007 was $1.4 million, $0.9 million and $7.3 million, respectively.

A summary of the status of the Company's nonvested shares of its fixed stock incentive plans as of January 31, 2009, are presented below:

NONVESTED SHARES	SHARES	WEIGHTED-AVERAGE GRANT-DATE FAIR VALUE
Nonvested at February 2, 2008	249,249	$ 15.45
Granted	-0-	-0-
Vested	(170,818)	15.07
Forfeited	(3,047)	15.72
Nonvested at January 31, 2009	75,384	$ 16.29

As of January 31, 2009 there were $0.7 million of total unrecognized compensation costs related to nonvested share-based compensation arrangements granted under the stock incentive plans discussed above. That cost is expected to be recognized over a weighted average period of 1.2 years.

Cash received from option exercises under all share-based payment arrangements for Fiscal 2009, 2008 and 2007 was $1.4 million, $0.6 million and $6.5 million, respectively.

RESTRICTED STOCK INCENTIVE PLANS

DIRECTOR RESTRICTED STOCK

The 1996 Plan provided for an automatic grant of restricted stock to non-employee directors on the date of the annual meeting of shareholders at which an outside director is first elected ("New Director Grants"). The outside director restricted stock so granted was to vest with respect to one-third of the shares each year as long as the director is still serving as a director. Once the shares have vested, the director is restricted from selling, transferring, pledging or assigning the shares for an additional two years. The 2005 Plan includes no automatic grant provisions, but permits the board of directors to make awards to non-employee directors. There were no shares issued in New Director Grants in Fiscal 2009, 2008 and 2007.

In addition, under the 1996 Plan an outside director could elect irrevocably to receive all or a specified portion of his annual retainers for board membership and any committee chairmanship for the following fiscal year in a number

Note 14: Shared-Based Compensation Plans, Continued

of shares of restricted stock (the "Retainer Stock"). Shares of the Retainer Stock were granted as of the first business day of the fiscal year as to which the election is effective, subject to forfeiture to the extent not earned upon the outside director's ceasing to serve as a director or committee chairman during such fiscal year. Once the shares were earned, the director was restricted from selling, transferring, pledging or assigning the shares for an additional four years. Under the 2005 Plan, Retainer Stock awards were made during Fiscal 2008 and 2007 on substantially the same terms as the grants under the 1996 Plan, except that transfer restrictions are to lapse three years from the date of grant. There were no retainer shares issued in Fiscal 2009. For Fiscal 2008 and 2007, the Company issued 6,761 shares and 3,022 shares, respectively, of Retainer Stock.

Also pursuant to the 1996 Plan, annually on the date of the annual meeting of shareholders, beginning in Fiscal 2004, each outside director received restricted stock valued at $44,000 based on the average of stock prices for the first five days in the month of the annual meeting of shareholders. For Fiscal 2007, each outside director received restricted stock pursuant to the terms of the 2005 Plan valued at $60,000 based on the average of stock prices for the first five days in the month of the annual meeting of shareholders. The outside director restricted stock vests with respect to one-third of the shares each year as long as the director is still serving as a director. Once the shares vest, the director is restricted from selling, transferring, pledging or assigning the shares for an additional two years. For Fiscal 2009 and 2007, the Company issued 18,792 shares and 16,400 shares, respectively, of director restricted stock. There were no shares of director restricted stock issued for Fiscal 2008.

For Fiscal 2009, 2008 and 2007, the Company recognized $0.3 million, $0.6 million and $0.5 million, respectively, of director restricted stock related share-based compensation in selling and administrative expenses in the accompanying Consolidated Statements of Earnings.

EMPLOYEE RESTRICTED STOCK

Under the 2005 Plan, the Company issued 397,273 shares, 3,547 shares and 166,769 shares of employee restricted stock in Fiscal 2009, 2008 and 2007, respectively. The shares issued in Fiscal 2009 vest one-third per year over three years and the shares issued in Fiscal 2008 and 2007 vest 25% per year over four years, provided that on such date the grantee has remained continuously employed by the Company since the date of grant. The fair value of employee restricted stock is charged against income as compensation cost over the vesting period. Compensation cost recognized in selling and administrative expenses in the accompanying Consolidated Statements of Earnings for these shares was $6.0 million, $4.0 million and $2.9 million for Fiscal 2009, 2008 and 2007, respectively. A summary of the status of the Company's nonvested shares of its employee restricted stock as of January 31, 2009 is presented below:

NONVESTED SHARES	SHARES	WEIGHTED-AVERAGE GRANT-DATE FAIR VALUE
Nonvested at January 28, 2006	228,594	$ 36.46
Granted	166,769	38.13
Vested	(21,607)	36.51
Withheld for federal taxes	(7,948)	36.51
Forfeited	(4,011)	36.40
Nonvested at February 3, 2007	361,797	37.23
Granted	3,547	42.82
Vested	(51,720)	37.46
Withheld for federal taxes	(19,397)	37.47
Forfeited	(976)	38.14
Nonvested at February 2, 2008	293,251	37.23
Granted	**397,273**	**20.79**
Vested	**(124,869)**	**36.84**
Withheld for federal taxes	**(52,969)**	**36.86**
Forfeited	**(4,353)**	**27.42**
Nonvested at January 31, 2009	**508,333**	**$ 24.60**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14: Shared-Based Compensation Plans, Continued

EMPLOYEE STOCK PURCHASE PLAN

Under the Employee Stock Purchase Plan, the Company is authorized to issue up to 1.0 million shares of common stock to qualifying full-time employees whose total annual base salary is less than $90,000, effective October 1, 2002. Prior to October 1, 2002, the total annual base salary was limited to $100,000. Under the terms of the Plan, employees could choose each year to have up to 15% of their annual base earnings or $8,500, whichever is lower, withheld to purchase the Company's common stock. The purchase price of the stock was 85% of the closing market price of the stock on either the exercise date or the grant date, whichever was less. The Company's board of directors amended the Company's Employee Stock Purchase Plan effective October 1, 2005 to provide that participants may acquire shares under the Plan at a 5% discount from fair market value on the last day of the Plan year. Employees can choose each year to have up to 15% of their annual base earnings or $9,500, whichever is lower, withheld to purchase the Company's common stock. Under SFAS No. 123(R), shares issued under the Plan as amended are non-compensatory. No participant contributions were accepted by the Company under the Plan after September 28, 2007 as a result of the now terminated merger agreement. The merger agreement was terminated in March 2008. A new "short" plan year began April 1, 2008. Under the Plan, the Company sold 1,711 shares, 4,813 shares and 9,787 shares to employees in Fiscal 2009, 2008 and 2007, respectively.

STOCK PURCHASE PLANS

Stock purchase accounts arising out of sales to employees prior to 1972 under certain employee stock purchase plans amounted to $132,000 and $144,000 at January 31, 2009 and February 2, 2008, respectively, and were secured at January 31, 2009, by 7,300 employees' preferred shares. Payments on stock purchase accounts under the stock purchase plans have been indefinitely deferred. No further sales under these plans are contemplated.

Note 15: Legal Proceedings

ENVIRONMENTAL MATTERS

NEW YORK STATE ENVIRONMENTAL MATTERS

In August 1997, the New York State Department of Environmental Conservation ("NYSDEC") and the Company entered into a consent order whereby the Company assumed responsibility for conducting a remedial investigation and feasibility study ("RIFS") and implementing an interim remedial measure ("IRM") with regard to the site of a knitting mill operated by a former subsidiary of the Company from 1965 to 1969. The Company undertook the IRM and RIFS voluntarily, without admitting liability or accepting responsibility for any future remediation of the site. The Company has completed the IRM and the RIFS. In the course of preparing the RIFS, the Company identified remedial alternatives with estimated undiscounted costs ranging from $-0- to $24.0 million, excluding amounts previously expended or provided for by the Company. The United States Environmental Protection Agency ("EPA"), which has assumed primary regulatory responsibility for the site from NYSDEC, issued a Record of Decision in September 2007. The Record of Decision requires a remedy of a combination of groundwater extraction and treatment and in-site chemical oxidation at an estimated present worth cost of approximately $10.7 million. On April 10, 2008, the EPA sent special notice letters under Section 122(e) of the Comprehensive Environmental Response, Compensation and Liability Act to the Company and the property owner, inviting the recipients to make good faith offers to finance or conduct remediation pursuant to the Record of Decision. The Company has responded to the special notice letter with an offer to implement the remedial action required by the Record of Decision (at a cost estimated by EPA of $4.5 million) and to pay a lump sum of $4.1 million in satisfaction of any obligations for future operating, maintenance and monitoring costs. The Company provided for the estimated costs of its offer in the second quarter of Fiscal 2009. The EPA has not accepted the Company's offer and there can be no assurance that future negotiations with or administrative action by the EPA or future changes in cost estimates will not involve costs in addition to those the Company has provided for.

The Village of Garden City, New York, has asserted that the Company is liable for the costs associated with enhanced treatment required by the impact of the groundwater plume from the site on two public water supply wells, including historical costs ranging from approximately $1.8 million to in excess of $2.5 million, and future operation and maintenance costs which the Village estimates at $126,400 annually while the enhanced treatment continues. On December 14, 2007, the Village filed a complaint against the Company and the owner of the property under

Note 15: Legal Proceedings, Continued

the Resource Conservation and Recovery Act, the Safe Drinking Water Act, and the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") as well as a number of state law theories in the U.S. District Court for the Eastern District of New York, seeking an injunction requiring the defendants to remediate contamination from the site and to establish their liability for future costs that may be incurred in connection with it, which the complaint alleges could exceed $41 million over a 70-year period. The Company has not verified the estimates of either historic or future costs asserted by the Village, but believes that an estimate of future costs based on a 70-year remediation period is unreasonable given the expected remedial period reflected in the EPA's Record of Decision. On May 23, 2008, the Company filed a motion to dismiss the Village's complaint on grounds including applicable statutes of limitation and preemption of certain claims by the NYSDEC's and the EPA's diligent prosecution of remediation. On January 27, 2009, the Court granted the motion to dismiss all counts of the plaintiffs complaint except for the CERCLA claim and a state law claim for indemnity for costs incurred after November 27, 2000.

In December 2005, the EPA notified the Company that it considers the Company a potentially responsible party ("PRP") with respect to contamination at two Superfund sites in upstate New York. The sites were used as landfills for process wastes generated by a glue manufacturer, which acquired tannery wastes from several tanners, allegedly including the Company's Whitehall tannery, for use as raw materials in the gluemaking process. The Company has no records indicating that it ever provided raw materials to the gluemaking operation and has not been able to establish whether EPA's substantive allegations are accurate. The Company, together with other tannery PRP's, has entered into cost sharing agreements and Consent Decrees with the EPA with respect to both sites. Based upon the current estimates of the cost of remediation, the Company's share is expected to be less than $250,000 in total for the two sites. While there is no assurance that the Company's share of the actual cost of remediation will not exceed the estimate, the Company does not presently expect that its aggregate exposure with respect to these two landfill sites will have a material adverse effect on its financial condition or results of operations.

WHITEHALL ENVIRONMENTAL MATTERS

The Company has performed sampling and analysis of soil, sediments, surface water, groundwater and waste management areas at the Company's former Volunteer Leather Company facility in Whitehall, Michigan.

The Company has submitted to the Michigan Department of Environmental Quality ("MDEQ") and provided for certain costs associated with a remedial action plan (the "Plan") designed to bring the property into compliance with regulatory standards for non-industrial uses and has subsequently engaged in negotiations regarding the scope of the Plan. The Company estimates that the costs of resolving environmental contingencies related to the Whitehall property range from $3.9 million to $4.4 million, and considers the cost of implementing the Plan, as it is modified in the course of negotiations with the MDEQ, to be the most likely cost within that range. Until the Plan is finally approved by the MDEQ, management cannot provide assurances that no further remediation will be required or that its estimate of the range of possible costs or of the most likely cost of remediation will prove accurate.

ACCRUAL FOR ENVIRONMENTAL CONTINGENCIES

Related to all outstanding environmental contingencies, the Company had accrued $16.0 million as of January 31, 2009 and $7.8 million as of February 2, 2008. All such provisions reflect the Company's estimates of the most likely cost (undiscounted, including both current and noncurrent portions) of resolving the contingencies, based on facts and circumstances as of the time they were made. There is no assurance that relevant facts and circumstances will not change, necessitating future changes to the provisions. Such contingent liabilities are included in the liability arising from provision for discontinued operations on the accompanying Consolidated Balance Sheets. The Company has made pretax accruals for certain of these contingencies, including approximately $9.4 million reflected in Fiscal 2009, $2.9 million reflected in Fiscal 2008 and $1.1 million reflected in Fiscal 2007. These charges are included in provision for discontinued operations, net in the Consolidated Statements of Earnings.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15: Legal Proceedings, Continued

MERGER-RELATED LITIGATION

GENESCO INC. V. THE FINISH LINE, ET AL.
UBS SECURITIES LLC AND UBS LOAN FINANCE LLC V. GENESCO INC., ET AL.

On June 18, 2007, the Company announced that the boards of directors of Genesco and The Finish Line had unanimously approved a definitive merger agreement under which The Finish Line would acquire all of the outstanding common shares of Genesco at $54.50 per share in cash. On September 21, 2007, the Company filed suit against The Finish Line in Chancery Court in Nashville, Tennessee seeking a court order requiring The Finish Line to consummate the merger with the Company (the "Tennessee Action"). UBS Securities LLC and UBS Loan Finance LLC (collectively, "UBS") subsequently intervened as a defendant in the Tennessee Action, filed an answer to the amended complaint and a counterclaim asserting fraud against the Company.

On November 15, 2007, UBS filed a separate lawsuit in the United States District Court for the Southern District of New York (the "New York Action"), naming the Company and The Finish Line as defendants. In the New York Action, UBS sought a declaration that its commitment to provide The Finish Line with financing for the merger transaction was void and/or could be terminated by UBS because The Finish Line would not be able to provide, prior to the expiration of the financing commitment on April 30, 2008, a valid solvency certificate attesting to the solvency of the combined entities resulting from the merger, which certificate was a condition precedent to the closing of the financing. The Company was named in the New York Action as an interested party.

Trial of the Tennessee Action began on December 10, 2007 and concluded on December 18, 2007. On December 27, 2007, the Chancery Court ordered The Finish Line to specifically perform the terms of the Merger Agreement. In its order, the Court rejected UBS's and The Finish Line's claims of fraud and misrepresentation and declared that all conditions to the Merger Agreement had been met. The Court also declared that The Finish Line had breached the Merger Agreement by not closing the merger. The Court ordered The Finish Line to close the merger pursuant to section 1.2 of the Merger Agreement, to use its reasonable best efforts to take all actions to consummate the merger as required by section 6.4(d) of the Merger Agreement, and to use its reasonable best efforts to obtain financing as per section 6.8(a) of the Merger Agreement. The Court excluded from its order any ruling on the issue of the solvency of the combined company, finding that the issue of solvency was reserved for determination by the New York Court in the New York Action filed by UBS.

On March 3, 2008, the Company, The Finish Line, and UBS entered into a definitive agreement for the termination of the merger agreement with The Finish Line and the settlement of all related litigation among The Finish Line and the Company and UBS, including the Tennessee Action and the New York Action. In the settlement agreement, the parties agreed that: (1) the merger agreement between the Company and The Finish Line would be terminated; (2) the financing commitment from UBS to The Finish Line would be terminated; (3) UBS and The Finish Line would pay to the Company an aggregate of $175 million in cash; (4) The Finish Line would transfer to the Company a number of Class A shares of The Finish Line common stock equal to 12.0% of the total post-issuance outstanding shares of The Finish Line common stock which the Company would use its best efforts to distribute to its common shareholders as soon as practicable after the shares' registration and listing on NASDAQ; (5) the Company and The Finish Line would be subject to a mutual standstill agreement; and (6) the parties would execute customary mutual releases. Stipulations of Dismissal were filed by all parties to both the New York Action and the Tennessee Action, and both Actions were dismissed. The Company distributed the shares of The Finish Line common stock received in the settlement to the Company's shareholders during the second quarter of Fiscal 2009.

INVESTIGATION BY THE OFFICE OF THE U.S. ATTORNEY FOR THE SOUTHERN DISTRICT OF NEW YORK

On November 21, 2007, the Company received a grand jury subpoena from the Office of the U.S. Attorney for the Southern District of New York for documents relating to the Company's negotiations and merger agreement with The Finish Line. The subpoena states that the documents were sought in connection with alleged violations of federal fraud statutes. The Company cooperated fully with the U.S. Attorney's Office and produced documents pursuant to the subpoena.

Note 15: Legal Proceedings, Continued

IN RE GENESCO INC. SECURITIES LITIGATION

On December 5, 2007, a class action complaint styled Roeglin v. Genesco Inc., et al., alleging violations of the federal securities laws on behalf of all purchasers of the Company's common stock between April 20, 2007 and November 26, 2007 was filed against the Company and four of its officers in the U.S. District Court for the Middle District of Tennessee. The complaint alleges that the defendants violated federal securities laws by making false and misleading statements about the Company's business during that period. It sought unspecified damages and interest, costs and attorneys' fees and other relief. The Company does not believe there is any merit to the allegations.

On December 13, 2007, a second class action complaint styled *Koshti v. Genesco Inc., et al.*, alleging violations of the federal securities laws on behalf of all purchasers of the Company's common stock between April 20, 2007 and November 26, 2007 was filed against the Company and three of its officers in the U.S. District Court for the Middle District of Tennessee. The Complaint alleges that the defendants violated federal securities laws by failing to disclose material adverse facts about the Company's financial well being and prospects during the class period. The complaint seeks unspecified damages and interest, costs and attorneys' fees and other relief. On January 22, 2008, the U.S. District Court entered a stipulation and Order consolidating the *Koshti* case with the *Roeglin* case. On December 29, 2008, the Court entered an Order of Dismissal Without Prejudice, dismissing the consolidated cases.

FALZONE V. GENESCO INC., ET AL.

On December 11, 2007, a class action complaint alleging violations of the federal securities laws on behalf of all purchasers of the Company's common stock between May 31, 2007 and November 16, 2007 was filed against the Company and one of its officers in the U.S. District Court for the Southern District of New York. The complaint alleged that the defendants violated federal securities laws by making false and misleading statements about the Company's business during that period. It sought unspecified damages and interest, costs and attorneys' fees and other relief. On February 5, 2008, the plaintiff filed a Stipulation and Order of Discontinuance Without Prejudice dismissing the case in light of the earlier filed cases in Tennessee.

PHILLIPS V. GENESCO INC., ET AL.

On April 24, 2007, a putative class action, *Maxine Phillips, on Behalf of Herself and All Others Similarly Situated vs. Genesco Inc., et al.*, was filed in the Tennessee Chancery Court in Nashville. The original complaint alleged, among other things, that the individual defendants (officers and directors of the Company) refused to consider properly the proposal by Foot Locker, Inc. to acquire the Company. The complaint sought class certification, a declaration that defendants have breached their fiduciary and other duties, an order requiring defendants to implement a process to obtain the highest possible price for shareholders' shares, and an award of costs and attorney's fees. Following the execution of the merger agreement with The Finish Line, Inc., the plaintiff filed an amended complaint alleging breach of fiduciary duties by the individual defendants in connection with the board of directors' approval of the merger agreement and the disclosures made in the preliminary proxy statement related to the merger and seeking injunctive relief. On April 28, 2008, the court entered an order dismissing the case without prejudice for failure to prosecute.

CALIFORNIA MATTERS

On November 4, 2005, a former employee gave notice to the California Labor Work Force Development Agency ("LWDA") of a claim against the Company for allegedly failing to provide a payroll check that is negotiable and payable in cash, on demand, without discount, at an established place of business in California, as required by the California Labor Code. On May 18, 2006, the same claimant filed a putative class, representative and private attorney general action alleging the same violations of the Labor Code in the Superior Court of California, Alameda County, seeking statutory penalties, damages, restitution, and injunctive relief. On February 21, 2007, the court granted leave for the plaintiff to file an amended complaint adding the Company's wholly-owned subsidiary, Hat World, Inc., as a defendant. On April 15, 2008, the parties reached an agreement to settle the action pursuant to which the Company paid approximately $700,000 to settle the matter.

On April 8, 2008, a putative class action was filed against the Company in the Superior Court of California, San Diego County, alleging violations of the Song-Beverly Credit Card Act of 1971, California Civil Code §1747.08, related to

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15: Legal Proceedings, Continued

requests that customers in the Company's California Johnston & Murphy retail stores voluntarily provide the Company with their e-mail addresses. On October 13, 2008, the court certified the action as a class action and preliminarily approved a settlement agreement pursuant to which the Company has issued to each plaintiff class member a discount coupon good for 25% off up to a $200 purchase from a Johnston & Murphy store in a single transaction, exchangeable at the class member's option for a $25 gift card. The Company also agreed to pay attorney's fees and costs and additional consideration to the named plaintiff totaling approximately $200,000.

On June 16, 2008, there was filed in the Superior Court of the State of California, County of Shasta, a putative class action styled *Jacobs v. Genesco Inc. et al.*, alleging violations of the California Labor Code involving payment of wages, failure to provide mandatory meal and rest breaks, and unfair competition, and seeking back pay, penalties and declaratory and injunctive relief. The Company has removed the case to the Federal District Court for the Eastern District of California. On September 3, 2008, the court dismissed certain of the plaintiff's claims, including claims for conversion and punitive damages. The Company is preparing to conduct oral and written discovery and to defend itself against the remaining claims in the case.

PATENT ACTION

The Company is named as a defendant in *Paul Ware and Financial Systems Innovation, L.L.C. v. Abercrombie & Fitch Stores, Inc., et al.*, filed on June 19, 2007, in the United States District Court for the Northern District of Georgia, against more than 100 retailers. The suit alleges that the defendants have infringed U.S. Patent No. 4,707,592 by using a feature of their retail point of sale registers to generate transaction numbers for credit card purchases. The complaint seeks treble damages in an unspecified amount and attorneys' fees. The Company has filed an answer denying the substantive allegations in the complaint and asserting certain affirmative defenses. On December 14, 2007, the Company filed a third-party complaint against Datavantage Corporation and MICROS Systems, Inc., its vendor for the technology at issue in the case, seeking indemnification and defense against the infringement allegations in the complaint. On December 27, 2007, the court stayed proceedings in the litigation pending the outcome of a reexamination of the patent by the U. S. Patent and Trademark Office. On September 15, 2008, the patent examiner issued a first Office Action rejecting all of the claims in the patent as being unpatentable over the prior art. On January 21, 2009, the examiner issued a final office action again rejecting all of the claims in the patent.

Note 16: Business Segment Information

The Company operates five reportable business segments (not including corporate): Journeys Group, comprised of the Journeys, Journeys Kidz and Shi by Journeys retail footwear chains, catalog and e-commerce operations; Underground Station Group, comprised of the Underground Station retail footwear chain and e-commerce operations and the remaining Jarman retail footwear stores; Hat World Group, comprised of the Hat World, Lids, Hat Shack, Hat Zone, Head Quarters, Cap Connection, Lids Kids and Lids Locker Room retail headwear stores, e-commerce operations and the Impact Sports team dealer business acquired in November 2008; Johnston & Murphy Group, comprised of Johnston & Murphy retail operations, catalog and e-commerce operations and wholesale distribution; and Licensed Brands, comprised primarily of Dockers® Footwear sourced and marketed under a license from Levi Strauss & Company.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

The Company's reportable segments are based on the way management organizes the segments in order to make operating decisions and assess performance along types of products sold. Journeys Group, Underground Station Group and Hat World Group sell primarily branded products from other companies while Johnston & Murphy Group and Licensed Brands sell primarily the Company's owned and licensed brands.

Corporate assets include cash, deferred income taxes, deferred note expense and corporate fixed assets. The Company charges allocated retail costs of distribution to each segment and unallocated retail costs of distribution to the corporate segment. The Company does not allocate certain costs to each segment in order to make decisions and assess performance. These costs include corporate overhead, stock compensation, interest expense, interest income, restructuring charges and other, including litigation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 16: Business Segment Information, Continued

Fiscal 2009 IN THOUSANDS	JOURNEYS GROUP	UNDERGROUND STATION GROUP	HAT WORLD GROUP	JOHNSTON & MURPHY GROUP	LICENSED BRANDS	CORPORATE & OTHER	CONSOLIDATED
Sales	$ 760,008	$ 110,902	$ 405,446	$ 177,963	$ 96,656	$ 682	$1,551,657
Intercompany sales	-0-	-0-	-0-	-0-	(95)	-0-	(95)
Net sales to external customers	**$ 760,008**	**$ 110,902**	**$ 405,446**	**$ 177,963**	**$ 96,561**	**$ 682**	**$1,551,562**
Segment operating income (loss)	$ 49,050	$ (5,660)	$ 36,670	$ 10,069	$ 11,925	$(35,437)	$ 66,617
Gain from settlement of merger-related litigation	-0-	-0-	-0-	-0-	-0-	204,075	204,075
Restructuring and other*	-0-	-0-	-0-	-0-	-0-	(7,500)	(7,500)
Earnings (loss) from operations	49,050	(5,660)	36,670	10,069	11,925	161,138	263,192
Interest expense	-0-	-0-	-0-	-0-	-0-	(9,732)	(9,732)
Interest income	-0-	-0-	-0-	-0-	-0-	322	322
Earnings (loss) before income taxes from continuing operations	$ 49,050	$ (5,660)	$ 36,670	$ 10,069	$ 11,925	$151,728	$ 253,782
Total assets**	$ 249,981	$ 33,790	$ 306,904	$ 81,141	$ 30,646	$115,565	$ 818,027
Depreciation	21,339	3,336	13,828	3,462	58	4,734	46,757
Capital expenditures	22,914	295	15,705	6,886	28	3,592	49,420

*Restructuring and other includes an $8.6 million charge for asset impairments, of which $3.8 million is in the Hat World Group, $3.4 million in the Journeys Group, $1.0 million in the Underground Station Group and $0.4 million in the Johnston & Murphy Group.

**Total assets for Hat World Group include $111.7 million goodwill.

Fiscal 2008 IN THOUSANDS	JOURNEYS GROUP	UNDERGROUND STATION GROUP	HAT WORLD GROUP	JOHNSTON & MURPHY GROUP	LICENSED BRANDS	CORPORATE & OTHER	CONSOLIDATED
Sales	$ 713,366	$ 124,002	$ 378,913	$ 192,487	$ 93,064	$ 645	$ 1,502,477
Intercompany sales	-0-	-0-	-0-	-0-	(358)	-0-	(358)
Net sales to external customers	$ 713,366	$ 124,002	$ 378,913	$ 192,487	$ 92,706	$ 645	$ 1,502,119
Segment operating income (loss)	$ 51,097	$ (7,710)	$ 31,987	$ 19,807	$ 10,976	$ (51,294)	$ 54,863
Restructuring and other*	-0-	-0-	-0-	-0-	-0-	(9,702)	(9,702)
Earnings (loss) from operations	51,097	(7,710)	31,987	19,807	10,976	(60,996)	45,161
Interest expense	-0-	-0-	-0-	-0-	-0-	(12,570)	(12,570)
Interest income	-0-	-0-	-0-	-0-	-0-	144	144
Earnings (loss) before income taxes from continuing operations	$ 51,097	$ (7,710)	$ 31,987	$ 19,807	$ 10,976	$ (73,422)	$ 32,735
Total assets	$ 257,327	$ 45,734	$ 299,820	$ 71,574	$ 24,774	$ 105,327	$ 804,556
Depreciation	18,985	4,017	13,277	3,270	80	5,485	45,114
Capital expenditures	41,635	1,701	27,121	6,376	106	3,723	80,662

*Restructuring and other includes an $8.7 million charge for asset impairments, of which $4.7 million is in the Underground Station Group, $2.1 million in the Hat World Group, $1.7 million in the Journeys Group and $0.2 million in the Johnston & Murphy Group.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 16: Business Segment Information, Continued

Fiscal 2007 IN THOUSANDS	JOURNEYS GROUP	UNDERGROUND STATION GROUP	HAT WORLD GROUP	JOHNSTON & MURPHY GROUP	LICENSED BRANDS	CORPORATE & OTHER	CONSOLIDATED
Sales	$ 696,889	$ 155,069	$ 342,641	$ 186,979	$ 79,158	$ 478	$ 1,461,214
Intercompany sales	-0-	-0-	-0-	-0-	(736)	-0-	(736)
Net sales to external customers	$ 696,889	$ 155,069	$ 342,641	$ 186,979	$ 78,422	$ 478	$ 1,460,478
Segment operating income (loss)	$ 83,835	$ 3,844	$ 41,359	$ 15,337	$ 6,777	$ (29,002)	$ 122,150
Restructuring and other*	-0-	-0-	-0-	-0-	-0-	(1,105)	(1,105)
Earnings (loss) from operations	83,835	3,844	41,359	15,337	6,777	(30,107)	121,045
Interest expense	-0-	-0-	-0-	-0-	-0-	(10,488)	(10,488)
Interest income	-0-	-0-	-0-	-0-	-0-	561	561
Earnings (loss) before income taxes from continuing operations	$ 83,835	$ 3,844	$ 41,359	$ 15,337	$ 6,777	$ (40,034)	$ 111,118
Total assets	$ 204,218	$ 56,385	$ 282,989	$ 67,732	$ 22,290	$ 95,759	$ 729,373
Depreciation	16,294	4,604	10,705	2,957	62	5,684	40,306
Capital expenditures	33,250	4,723	23,722	6,255	85	5,252	73,287

*Restructuring and other includes a $1.9 million charge for asset impairments, of which $1.4 million is in the Underground Station Group, $0.4 million in the Hat World Group and $0.1 million in the Journeys Group.

Note 17: Quarterly Financial Information (Unaudited)

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)	1ST QUARTER 2009	1ST QUARTER 2008	2ND QUARTER 2009	2ND QUARTER 2008	3RD QUARTER 2009	3RD QUARTER 2008	4TH QUARTER 2009	4TH QUARTER 2008	FISCAL YEAR 2009	FISCAL YEAR 2008
Net sales	**$356,935**	$334,651	**$353,138**	$327,977	**$389,767**	$372,496	**$451,722**	$466,995	**$1,551,562**	$1,502,119
Gross margin	**181,395**	171,844	**181,324**	163,619	**197,914**	188,051	**219,349**	227,701	**779,982**	751,215
Earnings (loss) before income taxes from continuing operations	**200,984**[1]	3,774[3]	**2,529**[4]	(5,598)[6]	**13,785**[8]	10,297[9]	**36,484**[10]	24,262[11]	**253,782**	32,735
Earnings (loss) from continuing operations	**129,892**	2,203	**(4,929)**	(2,940)	**9,463**	5,610	**23,673**	3,615	**158,099**	8,488
Net earnings (loss)	**129,799**[2]	2,203	**(10,290)**[5]	(4,165)[7]	**9,438**	5,600	**23,689**	3,247[12]	**152,636**	6,885
Diluted earnings (loss) per common share:										
Continuing operations	**5.14**	.10	**(.27)**	(.13)	**.43**	.23	**1.05**	.16	**6.72**	.36
Net earnings (loss)	**5.14**	.10	**(.56)**	(.19)	**.43**	.23	**1.05**	.14	**6.49**	.29

(1) Includes a net restructuring and other charge of $2.2 million (see Note 4), a $7.3 million charge for merger-related expenses and a gain from the settlement of merger-related litigation of $204.1 million (see Notes 2 and 15).
(2) Includes a loss of $0.1 million, net of tax, from discontinued operations (see Note 4).
(3) Includes a net restructuring and other charge of $6.6 million (see Note 4) and a $0.1 million charge for merger-related expenses (see Notes 2 and 15).
(4) Includes a net restructuring and other charge of $3.3 million (see Note 4) and a $0.3 million charge for merger-related expenses (see Notes 2 and 15).
(5) Includes a loss of $5.4 million, net of tax, from discontinued operations (see Note 4).
(6) Includes a net restructuring and other charge of $0.2 million (see Note 4) and a $5.4 million charge for merger-related expenses (see Notes 2 and 15).
(7) Includes a loss of $1.2 million, net of tax, from discontinued operations (see Note 4).
(8) Includes a net restructuring and other charge of $2.3 million (see Note 4) and a $0.2 million charge for merger-related expenses (see Notes 2 and 15).
(9) Includes a net restructuring and other charge of $0.1 million (see Note 4) and a $6.1 million charge for merger-related expenses (see Notes 2 and 15).
(10) Includes a net restructuring and other credit of $0.3 million (see Note 4) and a $0.2 million charge for merger-related expenses (see Notes 2 and 15).
(11) Includes a net restructuring and other charge of $2.9 million (see Note 4) and a $16.0 million charge for merger-related expenses (see Notes 2 and 15).
(12) Includes a loss of $0.4 million, net of tax, from discontinued operations (see Note 4).

CORPORATE INFORMATION

ANNUAL MEETING OF SHAREHOLDERS

The annual meeting of shareholders will be held Wednesday, June 24, 2009, at 10:00 a.m. CST, at the corporate headquarters in Genesco Park, Nashville, Tennessee.

CORPORATE HEADQUARTERS

Genesco Park
1415 Murfreesboro Road – P.O. Box 731
Nashville, TN 37202-0731

INDEPENDENT AUDITORS

Ernst & Young LLP
150 Fourth Avenue North
Suite 1400
Nashville, Tennessee 37219

TRANSFER AGENT AND REGISTRAR

Communications concerning stock transfer, preferred stock dividends, consolidating accounts, change of address and lost or stolen stock certificates should be directed to the transfer agent. When corresponding with the transfer agent, shareholders should state the exact name(s) in which the stock is registered and certificate number, as well as old and new information about the account.

Computershare Phone #: 877-244-0366

Address: Computershare
P. O. Box 43078
Providence, Rhode Island 02940-3078

Private Couriers/Registered Mail:

Computershare
250 Royall Street
Canton, Massachusetts 02021

Questions & Inquiries via our Website:

http://www.computershare.com

Hearing Impaired #: TDD: 1-800-952-9245

INVESTOR RELATIONS

Security analysts, portfolio managers or other investment community representatives should contact:

James S. Gulmi, Senior Vice President – Finance, Chief Financial Officer and Treasurer
Genesco Park, Suite 490 – P.O. Box 731
Nashville, Tennessee 37202-0731
(615) 367-8325

OTHER INFORMATION

Certifications by the Chief Executive Officer and the Chief Financial Officer of the Company pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 have been filed as exhibits of the Company's 2009 Annual Report on Form 10-K. The Chief Executive Officer has submitted to the New York Stock Exchange (NYSE) the annual CEO certification for fiscal 2009 regarding the Company's compliance with the NYSE's corporate governance listing standards.

FORM 10-K

Each year Genesco files with the Securities and Exchange Commission a Form 10-K which contains more detailed information. Any shareholder who would like to receive, without charge, a single copy (without exhibits), or who would like to receive extra copies of any Genesco shareholder publication should send a request to:

Claire S. McCall
Director, Corporate Relations
Genesco Park, Suite 490 – P.O. Box 731
Nashville, Tennessee 37202-0731
(615) 367-8283

COMMON STOCK LISTING

New York Stock Exchange, Chicago Stock Exchange
Symbol: GCO

SHAREHOLDER INFORMATION

Shareholder information may be accessed at www.genesco.com

BOARD OF DIRECTORS

JAMES S. BEARD
Retired President, Caterpillar
Financial Services Corporation
Nashville, Tennessee
Member of the audit and finance committees

LEONARD L. BERRY
Presidential Professor for Teaching
Excellence, Distinguished Professor of Marketing
and Professor of Humanities in Medicine
Texas A&M University
College Station, Texas
Member of the compensation and nominating
and governance committees

WILLIAM F. BLAUFUSS, JR.
Consultant, Certified Public Accountant
Nashville, Tennessee
Member of the audit and finance committees

JAMES W. BRADFORD
Dean, Owen School of Management
Vanderbilt University
Nashville, Tennessee
Chairman of the finance committee and member
of the nominating and governance committee

ROBERT V. DALE
Consultant
Nashville, Tennessee
Chairman of the audit and nominating and
governance committees

ROBERT J. DENNIS
President and Chief Executive Officer
Genesco Inc.

MATTHEW C. DIAMOND
Chairman and Chief Executive Officer
Alloy, Inc.
New York, New York
Chairman of the compensation committee and
member of the finance committee

MARTY G. DICKENS
Retired President
AT&T – Tennessee
Nashville, Tennessee
Member of the compensation and the nominating
and governance committees

BEN T. HARRIS
Former Chairman
Genesco Inc.

KATHLEEN MASON
President and Chief Executive Officer
Tuesday Morning Corporation
Dallas, Texas
Member of the audit and compensation committees

HAL N. PENNINGTON
Chairman
Genesco Inc.

CORPORATE OFFICERS

HAL N. PENNINGTON
Chairman
47 years with Genesco

ROBERT J. DENNIS
President and Chief Executive Officer
5 years with Genesco

JAMES S. GULMI
Senior Vice President – Finance, Chief Financial Officer
and Treasurer
37 years with Genesco

JOHN W. CLINARD
Senior Vice President – Administration and
Human Resources
37 years with Genesco

JAMES C. ESTEPA
Senior Vice President – Genesco Retail
24 years with Genesco

JONATHAN D. CAPLAN
Senior Vice President – Genesco Branded
16 years with Genesco

KENNETH J. KOCHER
Senior Vice President – Hat World/Lids
5 years with Genesco

ROGER G. SISSON
Senior Vice President, Secretary and General Counsel
15 years with Genesco

MIMI E. VAUGHN
Senior Vice President – Strategy and
Business Development
6 years with Genesco

PAUL D. WILLIAMS
Vice President and Chief Accounting Officer
32 years with Genesco

GENESCO RETAIL STORES AS OF 1/31/09

ALASKA
ANCHORAGE LIDS (2), JOURNEYS (2)
FAIRBANKS LIDS, JOURNEYS

ALABAMA
AUBURN HAT SHACK, JOURNEYS
BIRMINGHAM HAT SHACK, LIDS, JOHNSTON & MURPHY SHOP, JOURNEYS (2), UNDERGROUND STATION
DOTHAN HAT WORLD, JOURNEYS
FAIRFIELD UNDERGROUND STATION
FLORENCE LIDS, JOURNEYS
FOLEY LIDS, JOHNSTON & MURPHY OUTLET, JOURNEYS, JOURNEYS KIDZ
GADSDEN HAT SHACK
HOMEWOOD JOURNEYS
HOOVER JOURNEYS, SHI
HUNTSVILLE HAT SHACK, LIDS, JOURNEYS (2), UNDERGROUND STATION
MOBILE HAT SHACK, JOURNEYS, JOURNEYS KIDZ, UNDERGROUND STATION
MONTGOMERY HAT SHACK
OXFORD HAT SHACK, UNDERGROUND STATION
SPANISH FORT JOURNEYS
TUSCALOOSA HAT SHACK, JOURNEYS

ALBERTA
CALGARY LIDS
EDMONTON CAP CONNECTION (2), LIDS, HEAD QUARTERS (2)
MEDICINE HAT LIDS
RED DEER LIDS

ARKANSAS
FAYETTEVILLE HAT WORLD, JOURNEYS, JOURNEYS KIDZ
FORT SMITH HAT WORLD, JOURNEYS
HOT SPRINGS JOURNEYS
JONESBORO LIDS, JOURNEYS
LITTLE ROCK LIDS
NORTH LITTLE ROCK JOURNEYS (2), HAT WORLD, UNDERGROUND STATION
PINE BLUFF HAT WORLD, JOURNEYS
ROGERS LIDS, JOURNEYS

ARIZONA
CHANDLER JOURNEYS, JOURNEYS KIDZ
FLAGSTAFF JOURNEYS, LIDS
GILBERT JOURNEYS
GLENDALE LIDS, JOURNEYS
MESA JOURNEYS (2), JOURNEYS KIDZ, LIDS (2), UNDERGROUND STATION
PHOENIX HAT WORLD, LIDS (2), JARMAN SHOE STORE, JOHNSTON & MURPHY SHOP, JOURNEYS(4), JOURNEYS KIDZ, UNDERGROUND STATION (2)
PRESCOTT JOURNEYS
SCOTTSDALE JOHNSTON & MURPHY SHOP, JOURNEYS, JOURNEYS KIDZ
SIERRA VISTA LIDS
TEMPE LIDS (2), JOURNEYS (2), JOURNEYS KIDZ
TUCSON HAT WORLD, LIDS (2), JOURNEYS (2), JOURNEYS KIDZ, SHI, UNDERGROUND STATION
YUMA JOURNEYS

BRITISH COLUMBIA
BURNABY LIDS
KELOWNA HEAD QUARTERS
LANGLEY HEAD QUARTERS
NANAIMO LIDS
SURREY LIDS
VANCOUVER LIDS
VICTORIA HEAD QUARTERS
WHISTLER LIDS

CALIFORNIA
ALPINE JOURNEYS
ANTIOCH LIDS, JOURNEYS
ARCADIA LIDS, JOURNEYS
BAKERSFIELD LIDS, JOURNEYS, JOURNEYS KIDZ, SHI
BREA LIDS, JOURNEYS
BUENA PARK LIDS
BURBANK LIDS, JOURNEYS
CABAZON JOHNSTON & MURPHY OUTLET
CAMARILLO JOHNSTON & MURPHY OUTLET
CANOGA PARK LIDS, JOURNEYS
CAPITOLA LIDS, JOURNEYS
CARLSBAD LIDS (2), JOHNSTON & MURPHY OUTLET, JOURNEYS, JOURNEYS KIDZ, UNDERGROUND STATION
CERRITOS LIDS, JOURNEYS
CHICO LIDS, JOURNEYS
CHULA VISTA HAT WORLD, JOURNEYS (2), LIDS
CITRUS HEIGHTS JOURNEYS
CITY OF INDUSTRY JOURNEYS
COMMERCE LIDS, JOURNEYS
CONCORD LIDS, JOURNEYS
COSTA MESA JOHNSTON & MURPHY SHOP, JOURNEYS
CULVER CITY LIDS
DALY CITY JOURNEYS
DOWNEY LIDS, JOURNEYS
EL CAJON LIDS, JOURNEYS
EL CENTRO LIDS, JOURNEYS
ESCONDIDO LIDS, JOURNEYS
EUREKA HAT WORLD, JOURNEYS
FAIRFIELD JOURNEYS, LIDS, UNDERGROUND STATION
FOLSOM LIDS
FRESNO LIDS, JARMAN SHOE STORE, JOURNEYS
GILROY LIDS, JOHNSTON & MURPHY OUTLET
GLENDALE LIDS
HANFORD LIDS, JOURNEYS
HAYWARD UNDERGROUND STATION
IRVINE LIDS
LAKEWOOD LIDS, JOURNEYS, UNDERGROUND STATION
LONG BEACH LIDS
LOS ANGELES LIDS (4), JOHNSTON & MURPHY SHOP, UNDERGROUND STATION
MILPITAS LIDS, JOURNEYS
MODESTO LIDS, JOURNEYS, JOURNEYS KIDZ, SHI
MONTCLAIR LIDS, JOURNEYS
MONTEBELLO LIDS, JOURNEYS
MONTEREY LIDS
MORENO VALLEY LIDS, JOURNEYS
NATIONAL CITY LIDS (2), JOURNEYS, JOURNEYS KIDZ, UNDERGROUND STATION
NEWARK LIDS, JOURNEYS
NORTHRIDGE LIDS, JOURNEYS, JOURNEYS KIDZ, UNDERGROUND STATION
ONTARIO LIDS, JOURNEYS, JOURNEYS KIDZ
ORANGE LIDS
PALM DESERT LIDS, JOHNSTON & MURPHY SHOP, JOURNEYS
PALMDALE LIDS, JOURNEYS
PANORAMA CITY LIDS
PISMO BEACH JOURNEYS
PLEASANTON LIDS, JOURNEYS
RANCHO CUCAMONGA JOURNEYS
REDDING JOURNEYS
REDONDO BEACH LIDS, JOURNEYS
RICHMOND LIDS, UNDERGROUND STATION
RIVERSIDE LIDS, JOURNEYS
ROSEVILLE LIDS, JOURNEYS, JOURNEYS KIDZ
SACRAMENTO LIDS (3), JOURNEYS (2)
SALINAS LIDS, JOURNEYS
SAN BERNADINO LIDS, JOURNEYS
SAN BRUNO JOURNEYS
SAN DIEGO LIDS (3), JOHNSTON & MURPHY SHOP, JOURNEYS (3)
SAN FRANCISCO LIDS (3), JOHNSTON & MURPHY SHOP
SAN JOSE LIDS (2), JOURNEYS (2), JOURNEYS KIDZ
SAN LEANDRO LIDS
SAN MATEO LIDS, JOURNEYS
SAN YSIDRO JOURNEYS
SANTA ANA LIDS, JOURNEYS
SANTA CLARA HAT WORLD, JOURNEYS, JOURNEYS KIDZ
SANTA MONICA LIDS, JOURNEYS
SANTA ROSA LIDS, JOURNEYS, JOURNEYS KIDZ
SHERMAN OAKS JOURNEYS
SIMI VALLEY JOURNEYS
STOCKTON JOURNEYS, LIDS
TEMECULA JOURNEYS
THOUSAND OAKS LIDS, JOURNEYS
TRACY HAT WORLD, JOURNEYS
TULARE JOURNEYS
TUSTIN LIDS
VALENCIA JOURNEYS, LIDS
VENTURA HAT WORLD, JOURNEYS
VICTORVILLE LIDS
VISALIA LIDS, JOURNEYS
WEST COVINA LIDS, JOURNEYS, UNDERGROUND STATION
WESTMINSTER LIDS, JOURNEYS
YUBA CITY LIDS, JOURNEYS

COLORADO
ASPEN LIDS
AURORA LIDS (2), JOURNEYS (2), UNDERGROUND STATION
BROOMFIELD LIDS, JOURNEYS
CASTLE ROCK LIDS, JOHNSTON & MURPHY OUTLET, JOURNEYS
COLORADO SPRINGS LIDS(2), JOURNEYS, UNDERGROUND STATION
DENVER LIDS, JOHNSTON & MURPHY SHOP, JOURNEYS (3)
FT. COLLINS JOURNEYS
GRAND JUNCTION LIDS, JOURNEYS
GREELEY JOURNEYS
LAKEWOOD LIDS, JOURNEYS
LITTLETON HAT WORLD, JOURNEYS (2)
LONETREE JOHNSTON & MURPHY SHOP
LONGMONT JOURNEYS
LOVELAND LIDS, JOURNEYS
PUEBLO LIDS, JOURNEYS
SILVERTHORNE JOURNEYS
WESTMINSTER LIDS, JOURNEYS, JOURNEYS KIDZ, UNDERGROUND STATION

CONNECTICUT
CLINTON JOHNSTON & MURPHY OUTLET
DANBURY LIDS, JOURNEYS, JOURNEYS KIDZ
FARMINGTON LIDS, JOHNSTON & MURPHY SHOP
MANCHESTER LIDS, JOURNEYS
MERIDEN LIDS, JOURNEYS
MILFORD LIDS, JOURNEYS, UNDERGROUND STATION
STAMFORD JOHNSTON & MURPHY SHOP, JOURNEYS
TRUMBULL LIDS, JOURNEYS
WATERBURY LIDS, JOURNEYS
WATERFORD LIDS, JOURNEYS
WESTPORT JOHNSTON & MURPHY SHOP

DELAWARE
DOVER HAT WORLD, JOURNEYS
NEWARK LIDS, JOHNSTON & MURPHY SHOP, JOURNEYS
REHOBOTH BEACH LIDS, JOURNEYS
WILMINGTON JOURNEYS

DISTRICT OF COLUMBIA
WASHINGTON, D.C. LIDS, JOHNSTON & MURPHY SHOP (4)

FLORIDA
ALTAMONTE SPRINGS LIDS, JOURNEYS
AVENTURA LIDS, JOHNSTON & MURPHY SHOP, JOURNEYS
BOCA RATON LIDS, JOHNSTON & MURPHY SHOP, JOURNEYS
BOYNTON BEACH LIDS, JOURNEYS, UNDERGROUND STATION
BRADENTON LIDS, JOURNEYS
BRANDON LIDS, JOURNEYS, JOURNEYS KIDZ, SHI
CLEARWATER HAT SHACK, JOURNEYS, JOURNEYS KIDZ, SHI
CORAL SPRINGS HAT SHACK, JOURNEYS, UNDERGROUND STATION
DAYTONA BEACH LIDS, JOURNEYS
DESTIN LIDS, JOHNSTON & MURPHY OUTLET, JOURNEYS
ELLENTON JOURNEYS, JOHNSTON & MURPHY OUTLET
ESTERO LIDS, JOURNEYS (2), JOHNSTON & MURPHY OUTLET
FT. LAUDERDALE JOURNEYS
FT. MYERS LIDS (3), JOURNEYS (2), UNDERGROUND STATION
GAINESVILLE HAT SHACK, LIDS, JOURNEYS
HIALEAH HAT SHACK
JACKSONVILLE HAT SHACK, LIDS (2), JOHNSTON & MURPHY SHOP, JOURNEYS (2), UNDERGROUND STATION (2)
JENSEN BEACH JOURNEYS
KISSIMMEE LIDS, JOURNEYS
LAKE WALES LIDS, JOURNEYS
LAKELAND HAT WORLD, JOURNEYS
MARY ESTHER HAT SHACK, JOURNEYS, JOURNEYS KIDZ
MELBOURNE HAT SHACK, JOURNEYS
MERRITT ISLAND LIDS, JOURNEYS
MIAMI HAT SHACK, LIDS, JOURNEYS (2), JOURNEYS KIDZ, UNDERGROUND STATION (4), SHI
MIAMI BEACH JOURNEYS
NAPLES LIDS, JOURNEYS, JOURNEYS KIDZ
OCALA LIDS
OCOEE LIDS, JOURNEYS, UNDERGROUND STATION
ORANGE PARK LIDS, JOURNEYS
ORLANDO HAT SHACK, LIDS (5), JOHNSTON & MURPHY SHOP, JOHNSTON & MURPHY OUTLET, JOURNEYS (5), JOURNEYS KIDZ (2), UNDERGROUND STATION (2)
OVIEDO JOURNEYS
PALM BEACH GARDENS JOHNSTON & MURPHY SHOP, JOURNEYS
PANAMA CITY LIDS, JOURNEYS
PANAMA CITY BEACH LIDS, JOURNEYS
PEMBROKE PINES LIDS, JOURNEYS
PENSACOLA LIDS, JOURNEYS, UNDERGROUND STATION
PLANTATION LIDS, JOURNEYS
PORT CHARLOTTE LIDS, JOURNEYS
PORT RICHEY HAT SHACK, JOURNEYS
ST. PETERSBURG JOURNEYS, LIDS, UNDERGROUND STATION
SANFORD HAT SHACK, JOURNEYS
SARASOTA LIDS, JOURNEYS
SUNRISE HAT SHACK, LIDS, JOURNEYS, UNDERGROUND STATION
TALLAHASSEE HAT SHACK, HAT WORLD, LIDS, JOURNEYS (2), UNDERGROUND STATION

GENESCO RETAIL STORES AS OF 1/31/09

TAMPA HAT SHACK, LIDS (3), JOHNSTON & MURPHY SHOP (2), JOURNEYS (4), JOURNEYS KIDZ, UNDERGROUND STATION
VERO BEACH LIDS, JOURNEYS
WELLINGTON JOHNSTON & MURPHY SHOP, JOURNEYS, LIDS
WEST PALM BEACH JOURNEYS, UNDERGROUND STATION

GEORGIA

ALBANY LIDS, JOURNEYS
ALPHARETTA HAT SHACK, LIDS, JOURNEYS
ATHENS HAT SHACK, JOURNEYS
ATLANTA HAT SHACK (2), LIDS (2), JARMAN SHOE STORE, JOHNSTON & MURPHY SHOP (3), JOURNEYS (3), UNDERGROUND STATION (3)
AUGUSTA LIDS, JOURNEYS, HAT SHACK, UNDERGROUND STATION
BRUNSWICK JOURNEYS
BUFORD HAT SHACK, LIDS, JOURNEYS, JOURNEYS KIDZ
CENTERVILLE JOURNEYS
COLUMBUS HAT SHACK, LIDS, JOURNEYS, UNDERGROUND STATION
COMMERCE LIDS, JOURNEYS
DALTON JOURNEYS
DARIEN JOHNSTON & MURPHY OUTLET
DAWSONVILLE LIDS, JOURNEYS, JOHNSTON & MURPHY OUTLET
DECATUR LIDS, JARMAN SHOE STORE
DOUGLASVILLE HAT SHACK, JOURNEYS, JOURNEYS KIDZ
DULUTH HAT SHACK, LIDS, JOURNEYS, UNDERGROUND STATION
KENNESAW HAT SHACK, LIDS, JOURNEYS, JOURNEYS KIDZ, SHI
LAWRENCEVILLE JOURNEYS,
LITHONIA HAT SHACK, JOURNEYS, UNDERGROUND STATION
MACON HAT SHACK, LIDS, JOURNEYS (2), UNDERGROUND STATION
MORROW LIDS (2),UNDERGROUND STATION
ROME LIDS, JOURNEYS
SAVANNAH LIDS (2), JOURNEYS (2), UNDERGROUND STATION
UNION CITY LIDS, UNDERGROUND STATION
VALDOSTA JOURNEYS

HAWAII

AIEA LIDS, JOURNEYS, JOURNEYS KIDZ
HILO LIDS, JOURNEYS
HONOLULU LIDS (3), JOURNEYS, HAT SHACK
KAHULUI LIDS, JOURNEYS
KAILUA-KONA LIDS
KANEOHE LIDS, JOURNEYS
LAHAINA LIDS (2)
LIHUE LIDS
WAIKOLOA LIDS

IDAHO

BOISE JOURNEYS, JOURNEYS KIDZ
IDAHO FALLS JOURNEYS
TWIN FALLS JOURNEYS

ILLINOIS

AURORA LIDS (2), JOHNSTON & MURPHY OUTLET, JOURNEYS (2), UNDERGROUND STATION
BLOOMINGDALE HAT WORLD, JOURNEYS
BLOOMINGTON HAT WORLD, JOURNEYS
BOLINGBROOK JOURNEYS
CALUMET CITY LIDS, UNDERGROUND STATION
CARBONDALE JOURNEYS
CHAMPAIGN LIDS, JOURNEYS
CHICAGO LIDS (3), JOURNEYS, JOHNSTON & MURPHY SHOP (2), UNDERGROUND STATION
CHICAGO RIDGE LIDS, JOURNEYS, UNDERGROUND STATION
EVERGREEN PARK LIDS, UNDERGROUND STATION
FAIRVIEW HEIGHTS LIDS, JOURNEYS
FORSYTH JOURNEYS
GURNEE LIDS, JOURNEYS, SHI
JOLIET LIDS, UNDERGROUND STATION
LINCOLNWOOD LIDS, UNDERGROUND STATION
LOMBARD LIDS, JOURNEYS
MATTESON HAT WORLD
MOLINE HAT WORLD, JOURNEYS
NORRIDGE LIDS, JOURNEYS, UNDERGROUND STATION
NORTH RIVERSIDE LIDS, JOURNEYS, UNDERGROUND STATION
NORTHBROOK JOHNSTON & MURPHY SHOP
OAKBROOK JOHNSTON & MURPHY SHOP
ORLAND PARK LIDS, LIDS KIDS, JOURNEYS, JOURNEYS KIDZ
PEORIA LIDS, JOURNEYS, JOURNEYS KIDZ
ROCKFORD LIDS, JOURNEYS
SCHAUMBURG LIDS, JOHNSTON & MURPHY SHOP, JOURNEYS
SPRINGFIELD LIDS, JOURNEYS
VERNON HILLS LIDS, JOURNEYS
WEST DUNDEE LIDS, JOURNEYS

INDIANA

BLOOMINGTON LIDS, JOURNEYS, JOURNEYS KIDZ
CARMEL LIDS
CLARKSVILLE HAT WORLD, JOURNEYS
EDINBURGH LIDS
EVANSVILLE LIDS, JOURNEYS, JOURNEYS KIDZ
FT. WAYNE HAT WORLD, JOURNEYS, JOURNEYS KIDZ, LIDS KIDS, SHI
GREENWOOD LIDS, LIDS KIDS, JOURNEYS, JOURNEYS KIDZ, SHI
INDIANAPOLIS HAT WORLD (3), LIDS (2), JOHNSTON & MURPHY SHOP (3), JOURNEYS (2), LIDS KIDS, UNDERGROUND STATION (2), SHI
KOKOMO LIDS, JOURNEYS
LAFAYETTE HAT WORLD, JOURNEYS, JOURNEYS KIDZ
MERRILLVILLE LIDS, JOURNEYS, UNDERGROUND STATION
MICHIGAN CITY LIDS
MISHAWAKA LIDS, LIDS KIDS, JOURNEYS, JOURNEYS KIDZ, SHI
MUNCIE LIDS, JOURNEYS
PLAINFIELD LIDS, JOURNEYS
RICHMOND JOURNEYS
TERRE HAUTE LIDS, JOURNEYS

IOWA

AMES JOURNEYS
CEDAR FALLS HAT WORLD, JOURNEYS
CORALVILLE HAT WORLD, JOURNEYS
COUNCIL BLUFFS JOURNEYS
DAVENPORT HAT WORLD, JOURNEYS
DES MOINES JOURNEYS (2)
SIOUX CITY JOURNEYS
WATERLOO JOURNEYS
WEST DES MOINES JOURNEYS (2)

KANSAS

LAWRENCE LIDS
MANHATTAN HAT WORLD, JOURNEYS
OLATHE LIDS, JOURNEYS
OVERLAND PARK LIDS, JOHNSTON & MURPHY SHOP, JOURNEYS
SALINA JOURNEYS
TOPEKA LIDS, JOURNEYS
WICHITA LIDS (2), JOURNEYS (2), UNDERGROUND STATION

KENTUCKY

ASHLAND LIDS, JOURNEYS
BOWLING GREEN LIDS, JOURNEYS
FLORENCE HAT WORLD, JOURNEYS, LIDS KIDS, JOURNEYS KIDZ
HEBRON JOHNSTON & MURPHY SHOP
LEXINGTON HAT WORLD, LIDS, JOURNEYS, JOURNEYS KIDZ, SHI
LOUISVILLE LIDS (3), JOHNSTON & MURPHY SHOP, JOURNEYS (2), JOURNEYS KIDZ, UNDERGROUND STATION (2)
NEWPORT JOURNEYS
OWENSBORO JOURNEYS
PADUCAH HAT WORLD, JOURNEYS

LOUISIANA

ALEXANDRIA LIDS, UNDERGROUND STATION
BATON ROUGE HAT SHACK, LIDS (2), JOHNSTON & MURPHY SHOP, JOURNEYS (2), JOURNEYS KIDZ, UNDERGROUND STATION
BOSSIER CITY HAT WORLD, JOURNEYS, UNDERGROUND STATION
GRETNA JOURNEYS, LIDS, UNDERGROUND STATION
HOUMA JOURNEYS
KENNER HAT SHACK, JARMAN SHOE STORE, JOURNEYS, JOURNEYS KIDZ
LAFAYETTE LIDS, JOURNEYS, JOURNEYS KIDZ
LAKE CHARLES LIDS, JOURNEYS, UNDERGROUND STATION
METAIRIE JOHNSTON & MURPHY SHOP
MONROE LIDS, JOURNEYS, JOURNEYS KIDZ, UNDERGROUND STATION
SHREVEPORT JOURNEYS
SLIDELL JOURNEYS

MAINE

BANGOR LIDS, JOURNEYS
KITTERY JOHNSTON & MURPHY OUTLET
SOUTH PORTLAND LIDS, JOURNEYS

MANITOBA

WINNIPEG LIDS (2)

MARYLAND

ANNAPOLIS LIDS (2), JOHNSTON & MURPHY SHOP, JOURNEYS, JOURNEYS KIDZ
BALTIMORE LIDS (2), JOHNSTON & MURPHY SHOP (2), JOURNEYS, JOURNEYS KIDZ, HAT WORLD, UNDERGROUND STATION
BEL AIR LIDS, JOURNEYS
BETHESDA LIDS, JOURNEYS
COLUMBIA LIDS, JOHNSTON & MURPHY SHOP, JOURNEYS
FREDERICK HAT WORLD, JOURNEYS
GAITHERSBURG LIDS, JOURNEYS, UNDERGROUND STATION
GLEN BURNIE LIDS, JOURNEYS
HAGERSTOWN HAT WORLD, JOURNEYS, JOHNSTON & MURPHY OUTLET
HANOVER LIDS, JARMAN SHOE STORE, JOURNEYS
HYATTSVILLE LIDS, UNDERGROUND STATION
OWINGS MILLS UNDERGROUND STATION
QUEENSTOWN JOHNSTON & MURPHY OUTLET
SALISBURY HAT WORLD, JOURNEYS
TOWSON JOURNEYS
WALDORF HAT WORLD, UNDERGROUND STATION
WESTMINSTER JOURNEYS
WHEATON HAT SHACK, LIDS, JOURNEYS, UNDERGROUND STATION

MASSACHUSETTS

AUBURN LIDS, JOURNEYS
BOSTON LIDS, JOHNSTON & MURPHY SHOP (2)
BRAINTREE LIDS, JOHNSTON & MURPHY SHOP, JOURNEYS
BROCKTON UNDERGROUND STATION
BURLINGTON LIDS, JOHNSTON & MURPHY SHOP, JOURNEYS
CAMBRIDGE LIDS, JOURNEYS
CHESTNUT HILL JOHNSTON & MURPHY SHOP
DARTMOUTH LIDS, JOURNEYS
EAST BOSTON LIDS, JOHNSTON & MURPHY SHOP (2)
FOXBORO JOURNEYS
HANOVER LIDS, JOURNEYS
HOLYOKE LIDS, JOURNEYS, JOURNEYS KIDZ, LIDS KIDS, SHI
HYANNIS LIDS, JOURNEYS
KINGSTON LIDS, JOURNEYS
LANESBORO JOURNEYS
LEE JOHNSTON & MURPHY OUTLET
LEOMINSTER LIDS, JOURNEYS
MARLBORO LIDS, JOURNEYS
NATICK LIDS, JOURNEYS, LIDS KIDS, JOHNSTON & MURPHY SHOP, SHI
NORTH ATTLEBORO LIDS, JOURNEYS
PEABODY LIDS, JOURNEYS
SAUGUS LIDS (2), JOURNEYS
SPRINGFIELD JOURNEYS
SWANSEA LIDS
TAUNTON LIDS, JOURNEYS
WATERTOWN UNDERGROUND STATION
WRENTHAM LIDS, JOHNSTON & MURPHY OUTLET, JOURNEYS

MICHIGAN

ANN ARBOR LIDS, JOURNEYS
AUBURN HILLS LIDS, JOURNEYS, JOURNEYS KIDZ, SHI
BATTLE CREEK HAT WORLD, JOURNEYS
BIRCH RUN JOURNEYS
CLINTON TOWNSHIP SHI
DEARBORN LIDS, JOURNEYS, UNDERGROUND STATION
FLINT LIDS, JOURNEYS, JOURNEYS KIDZ
FORT GRATIOT LIDS, JOURNEYS
GRAND RAPIDS LIDS, JOHNSTON & MURPHY SHOP, JOURNEYS
GRANDVILLE HAT WORLD, JOURNEYS, SHI
GREEN OAK TOWNSHIP JOURNEYS
HARPER WOODS LIDS, UNDERGROUND STATION
HOWELL LIDS, JOURNEYS
JACKSON HAT WORLD
LANSING LIDS, JOURNEYS
LIVONIA JOHNSTON & MURPHY SHOP
MIDLAND HAT WORLD, JOURNEYS
MUSKEGON LIDS, JOURNEYS
NOVI LIDS, JOHNSTON & MURPHY SHOP, JOURNEYS, JOURNEYS KIDZ, SHI
OKEMOS HAT WORLD, JOURNEYS
PORTAGE LIDS, JOURNEYS
ROSEVILLE LIDS, UNDERGROUND STATION
SAGINAW HAT WORLD, JOURNEYS
SOUTHFIELD HAT ZONE, UNDERGROUND STATION
STERLING HEIGHTS LIDS, JOHNSTON & MURPHY SHOP, JOURNEYS, UNDERGROUND STATION
TAYLOR LIDS, JOURNEYS, UNDERGROUND STATION
TRAVERSE CITY LIDS, JOURNEYS

GENESCO RETAIL STORES AS OF 1/31/09

TROY LIDS, JOHNSTON & MURPHY SHOP, JOURNEYS (2), UNDERGROUND STATION
WESTLAND LIDS, JOURNEYS, UNDERGROUND STATION

MINNESOTA
ALBERTVILLE LIDS, JOURNEYS
BLAINE LIDS, JOURNEYS
BLOOMINGTON HAT WORLD, LIDS (4), JOHNSTON & MURPHY SHOP, JOURNEYS, JOURNEYS KIDZ, SHI, UNDERGROUND STATION
BROOKLYN CENTER JOURNEYS
BURNSVILLE LIDS, JOURNEYS, JOURNEYS KIDZ
DULUTH LIDS, JOURNEYS
EDEN PRAIRIE JOURNEYS
MANKATO JOURNEYS
MAPLE GROVE JOURNEYS
MAPLEWOOD JOURNEYS
MINNETONKA LIDS, JOURNEYS
ROCHESTER LIDS, JOURNEYS
ROSEVILLE HAT WORLD, JOURNEYS, SHI
ST. CLOUD HAT WORLD, JOURNEYS
ST. PAUL LIDS (2), JOHNSTON & MURPHY SHOP, JOURNEYS KIDZ
WOODBURY JOURNEYS

MISSISSIPPI
BILOXI HAT SHACK, JOURNEYS, UNDERGROUND STATION
GREENVILLE JOURNEYS
HATTIESBURG HAT SHACK, JOURNEYS, JOURNEYS KIDZ
JACKSON HAT WORLD, UNDERGROUND STATION
MERIDIAN HAT SHACK, JOURNEYS
RIDGELAND HAT WORLD, JOURNEYS
SOUTHAVEN JOURNEYS
TUPELO LIDS, JOURNEYS

MISSOURI
BRANSON LIDS, JOURNEYS
CAPE GIRARDEAU LIDS, JOURNEYS
CHESTERFIELD LIDS, JOHNSTON & MURPHY SHOP, JOURNEYS, JOURNEYS KIDZ
COLUMBIA LIDS, JOURNEYS
DES PERES JOURNEYS, JOURNEYS KIDZ, SHI
FLORISSANT UNDERGROUND STATION
HAZELWOOD LIDS, JOURNEYS
INDEPENDENCE LIDS, JOURNEYS, JOURNEYS KIDZ, SHI
JOPLIN HAT WORLD, JOURNEYS
KANSAS CITY LIDS, JOHNSTON & MURPHY SHOP, JOURNEYS
OSAGE BEACH LIDS, JOURNEYS, JOHNSTON & MURPHY OUTLET
SPRINGFIELD LIDS, JOURNEYS, JOURNEYS KIDZ
ST. ANN HAT ZONE, JOURNEYS, UNDERGROUND STATION
ST. JOSEPH LIDS, JOURNEYS
ST. LOUIS LIDS (4), JOHNSTON & MURPHY SHOP (2), JOURNEYS (3), JOURNEYS KIDZ, UNDERGROUND STATION
ST. PETERS LIDS, JOURNEYS, JOURNEYS KIDZ, SHI

MONTANA
BILLINGS LIDS, JOURNEYS
BOZEMAN LIDS
MISSOULA JOURNEYS

NEBRASKA
LINCOLN LIDS, JOURNEYS (2)
OMAHA HAT WORLD, LIDS (2), JOURNEYS (2)

NEVADA
HENDERSON LIDS, JOURNEYS, JOURNEYS KIDZ
LAS VEGAS LIDS (6), JOHNSTON & MURPHY OUTLET, JOHNSTON & MURPHY SHOP, JOURNEYS (7), JOURNEYS KIDZ, UNDERGROUND STATION
PRIMM JOURNEYS
RENO JOURNEYS (2), LIDS

NEW BRUNSWICK
FREDERICTON LIDS
ST. JOHN LIDS

NEW HAMPSHIRE
CONCORD LIDS, JOURNEYS
MANCHESTER LIDS (2), JOURNEYS
NASHUA LIDS, JOURNEYS
NEWINGTON LIDS, JOURNEYS
NORTH CONWAY LIDS, JOURNEYS
SALEM LIDS (2), JOURNEYS

NEW JERSEY
BRIDGEWATER LIDS, JOHNSTON & MURPHY SHOP, JOURNEYS
BURLINGTON UNDERGROUND STATION
CHERRY HILL LIDS, JOHNSTON & MURPHY SHOP, JOURNEYS, UNDERGROUND STATION
DEPTFORD LIDS, JOURNEYS, JOURNEYS KIDZ
EAST BRUNSWICK LIDS, JOURNEYS
EATONTOWN LIDS, JOURNEYS, JOURNEYS KIDZ, SHI
EDISON LIDS
ELIZABETH HAT SHACK, LIDS, JOURNEYS, JOURNEYS KIDZ
FREEHOLD HAT WORLD, JOURNEYS
JACKSON JOURNEYS
JERSEY CITY LIDS, JOURNEYS, SHI
LAWRENCEVILLE LIDS, JOURNEYS, UNDERGROUND STATION
LIVINGSTON LIDS, JOURNEYS
MARLTON JOHNSTON & MURPHY SHOP
MAYS LANDING LIDS, JOURNEYS, JOURNEYS KIDZ
MOORESTOWN LIDS, JOURNEYS
NEWARK JOHNSTON & MURPHY SHOP
PARAMUS LIDS (3), JOURNEYS, JOURNEYS KIDZ, UNDERGROUND STATION, SHI
ROCKAWAY LIDS, JOURNEYS, SHI
SHORT HILLS JOHNSTON & MURPHY SHOP
TINTON FALLS LIDS, JOHNSTON & MURPHY OUTLET
TOMS RIVER LIDS, JOURNEYS
WAYNE LIDS, JOURNEYS, UNDERGROUND STATION
WOODBRIDGE LIDS (2), JOURNEYS, JOURNEYS KIDZ, SHI, UNDERGROUND STATION

NEW MEXICO
ALBUQUERQUE LIDS (2), JOURNEYS (2), JOURNEYS KIDZ (2), UNDERGROUND STATION (2), SHI
CLOVIS JOURNEYS
FARMINGTON JOURNEYS
GALLUP JOURNEYS
LAS CRUCES JOURNEYS
SANTA FE JOURNEYS

NEW YORK
ALBANY LIDS (3), JOURNEYS, JOURNEYS KIDZ, UNDERGROUND STATION, SHI
AMHERST HAT WORLD, JOURNEYS
AUBURN JOURNEYS
BAY SHORE LIDS, JOURNEYS, JOURNEYS KIDZ
BRONX LIDS
BROOKLYN LIDS, JOURNEYS, UNDERGROUND STATION
BUFFALO LIDS, JOURNEYS (2), UNDERGROUND STATION, LIDS KIDS
CENTRAL VALLEY LIDS, JOURNEYS, JOHNSTON & MURPHY OUTLET
CLAY JOURNEYS
DEER PARK LIDS, JOURNEYS
DEWITT JOURNEYS
ELMHURST LIDS, JOURNEYS, UNDERGROUND STATION, LIDS KIDS
FLUSHING LIDS
GARDEN CITY LIDS (2), JOHNSTON & MURPHY SHOP, JOURNEYS
GREECE JOURNEYS
HICKSVILLE LIDS, JOURNEYS
HORSEHEADS LIDS, JOURNEYS
HUNTINGTON STATION JOHNSTON & MURPHY SHOP
JOHNSON CITY LIDS, JOURNEYS, JOURNEYS KIDZ
KINGSTON JOURNEYS
LAKE GROVE LIDS, JOURNEYS, LIDS KIDS, JOURNEYS KIDZ, SHI
LAKEWOOD LIDS
MASSAPEQUA LIDS, JOURNEYS, JOURNEYS KIDZ
MIDDLETOWN LIDS, JOURNEYS
NEW HARTFORD LIDS, JOURNEYS
NEW YORK LIDS (5), JOHNSTON & MURPHY SHOP (2), JOURNEYS (2)
NIAGARA FALLS LIDS, JOHNSTON & MURPHY OUTLET, JOURNEYS
PLATTSBURGH LIDS, JOURNEYS
POUGHKEEPSIE LIDS, JOURNEYS
RIVERHEAD LIDS, JOURNEYS
ROCHESTER LIDS (2), JOURNEYS, UNDERGROUND STATION
ROTTERDAM JOURNEYS
SARATOGA SPRINGS HAT WORLD, JOURNEYS
SCHENECTADY LIDS
STATEN ISLAND LIDS, JOURNEYS, UNDERGROUND STATION
SYRACUSE LIDS, JOURNEYS, JOURNEYS KIDZ
VALLEY STREAM LIDS
VICTOR LIDS, JOHNSTON & MURPHY SHOP, JOURNEYS
WATERLOO LIDS, JOURNEYS
WATERTOWN LIDS, JOURNEYS
WEST NYACK JOURNEYS, LIDS, UNDERGROUND STATION, SHI
WHITE PLAINS LIDS (2), JOURNEYS, UNDERGROUND STATION
WILLIAMSVILLE JOURNEYS
YORKTOWN HEIGHTS LIDS, JOURNEYS

NORTH CAROLINA
ASHEVILLE LIDS, JOURNEYS, UNDERGROUND STATION
BURLINGTON JOURNEYS
CARY HAT SHACK, LIDS, JOURNEYS
CHARLOTTE LIDS (4), JOHNSTON & MURPHY SHOP (3), JOURNEYS, UNDERGROUND STATION (2)
CONCORD HAT SHACK, LIDS, JOURNEYS (2)
DURHAM LIDS, JOURNEYS, UNDERGROUND STATION
FAYETTEVILLE LIDS, JOURNEYS, JOURNEYS KIDZ, UNDERGROUND STATION
GASTONIA HAT WORLD, JOURNEYS
GOLDSBORO JOURNEYS
GREENSBORO HAT SHACK, LIDS, JARMAN SHOE STORE, JOHNSTON & MURPHY SHOP, JOURNEYS, UNDERGROUND STATION
GREENVILLE UNDERGROUND STATION
HICKORY HAT SHACK, JOURNEYS
JACKSONVILLE LIDS, JOURNEYS, UNDERGROUND STATION
PINEVILLE HAT SHACK, JOURNEYS
RALEIGH HAT SHACK, LIDS, JOHNSTON & MURPHY SHOP, JOURNEYS (2), JOURNEYS KIDZ, SHI
ROCKY MOUNT LIDS, UNDERGROUND STATION
SMITHFIELD JOURNEYS
WILMINGTON LIDS, JOURNEYS, JOURNEYS KIDZ
WINSTON-SALEM LIDS, JOURNEYS, JOURNEYS KIDZ, SHI

NORTH DAKOTA
BISMARCK LIDS, JOURNEYS
FARGO JOURNEYS
GRAND FORKS LIDS, JOURNEYS
MINOT JOURNEYS

NOVA SCOTIA
DARTMOUTH LIDS
HALIFAX LIDS

OHIO
AKRON LIDS (2), JOURNEYS (2)
AURORA JOURNEYS
BEACHWOOD JOHNSTON & MURPHY SHOP
BEAVERCREEK JOURNEYS KIDZ, HAT WORLD, JOURNEYS (2)
CANTON LIDS, JOURNEYS, JOURNEYS KIDZ
CINCINNATI HAT WORLD, HAT ZONE, LIDS (2), JOHNSTON & MURPHY SHOP, JOURNEYS (4), JOURNEYS KIDZ, UNDERGROUND STATION (2), LIDS KIDS
CLEVELAND LIDS, JOHNSTON & MURPHY SHOP, UNDERGROUND STATION
COLUMBUS HAT WORLD, LIDS (2), JOHNSTON & MURPHY SHOP, JOURNEYS, JOURNEYS KIDZ, SHI, UNDERGROUND STATION
DAYTON LIDS (2), JOURNEYS, SHI
DUBLIN HAT ZONE, JOURNEYS, JOURNEYS KIDZ, SHI
ELYRIA LIDS, JOURNEYS
FINDLAY JOURNEYS
HEATH JOURNEYS
JEFFERSONVILLE JOHNSTON & MURPHY OUTLET, JOURNEYS
LANCASTER HAT WORLD, JOURNEYS
LIMA LIDS, JOURNEYS
MANSFIELD HAT WORLD, JOURNEYS
MAUMEE LIDS, JOURNEYS
MENTOR LIDS, JOURNEYS
NILES JOURNEYS, HAT WORLD
NORTH OLMSTED LIDS, JOURNEYS
PARMA LIDS, JOURNEYS
RICHMOND HEIGHTS UNDERGROUND STATION
SANDUSKY LIDS, JOURNEYS
SPRINGFIELD JOURNEYS
ST. CLAIRSVILLE HAT WORLD
STRONGSVILLE LIDS, JOHNSTON & MURPHY SHOP, JOURNEYS, JOURNEYS KIDZ, SHI
TOLEDO LIDS, JOURNEYS, SHI, UNDERGROUND STATION
WESTLAKE JOURNEYS
YOUNGSTOWN LIDS, JOURNEYS
ZANESVILLE HAT WORLD

OKLAHOMA
BARTLESVILLE JOURNEYS
LAWTON LIDS, JOURNEYS
NORMAN LIDS, JOURNEYS
OKLAHOMA CITY HAT WORLD (2), LIDS, JOURNEYS (3), JOURNEYS KIDZ (2)
SHAWNEE JOURNEYS
TULSA LIDS (2), JOURNEYS (2), JOURNEYS KIDZ, UNDERGROUND STATION

ONTARIO
BARRIE CAP CONNECTION
BELLEVILLE LIDS
BRAMPTON LIDS
CAMBRIDGE HEAD QUARTERS
GUELPH LIDS
HAMILTON HEAD QUARTERS
KINGSTON LIDS

GENESCO RETAIL STORES AS OF 1/31/09

KITCHNER LIDS
LONDON LIDS (2)
MISSISSAUGA LIDS (2), HEAD QUARTERS
NEWMARKET HEAD QUARTERS
NIAGARA FALLS LIDS
NORTH BAY CAP CONNECTION
OSHAWA LIDS
OTTAWA LIDS (2)
PICKERING LIDS
SCARBOROUGH HEAD QUARTERS
ST. CATHARINES LIDS
SUDBURY LIDS
TORONTO HEAD QUARTERS, LIDS (2)
VAUGHN HEAD QUARTERS
WINDSOR HEAD QUARTERS

OREGON

EUGENE LIDS, JOURNEYS
MEDFORD HAT WORLD, JOURNEYS
PORTLAND LIDS (2), JOURNEYS (2)
SALEM LIDS, JOURNEYS
TIGARD LIDS, JOURNEYS
WOODBURN LIDS, JOURNEYS

PENNSYLVANIA

ALTOONA LIDS, JOURNEYS
BENSALEM LIDS, JOURNEYS
CAMP HILL HAT WORLD, JOURNEYS
CENTER VALLEY LIDS, JOHNSTON & MURPHY SHOP, JOURNEYS
DICKSON CITY JOURNEYS
ERIE LIDS, JOURNEYS
EXTON LIDS, JOURNEYS, JOURNEYS KIDZ
GREENSBURG HAT WORLD, JOURNEYS
GROVE CITY JOHNSTON & MURPHY OUTLET, JOURNEYS
HARRISBURG JOURNEYS (2)
HOMESTEAD JOURNEYS
JOHNSTOWN LIDS
KING OF PRUSSIA LIDS, JOHNSTON & MURPHY SHOP, JOURNEYS, JOURNEYS KIDZ
LANCASTER LIDS (2), JOHNSTON & MURPHY OUTLET, JOURNEYS
LANGHORNE LIDS, JOURNEYS, JOURNEYS KIDZ
MEDIA LIDS, JOURNEYS, UNDERGROUND STATION
MONACA HAT WORLD, JOURNEYS
MONROEVILLE LIDS, JOHNSTON & MURPHY SHOP, JOURNEYS
MOOSIC LIDS, JOURNEYS
NORTH WALES LIDS, JOURNEYS, JOURNEYS KIDZ
PHILADELPHIA LIDS (4), JOHNSTON & MURPHY SHOP, UNDERGROUND STATION (2)
PITTSBURGH LIDS (4), JOHNSTON & MURPHY SHOP (2), JOURNEYS (3), JOURNEYS KIDZ, HAT WORLD
PLYMOUTH MEETING JOURNEYS
POTTSTOWN JOHNSTON & MURPHY OUTLET, LIDS
SCRANTON LIDS (2), JOURNEYS
SELINSGROVE HAT WORLD
SPRINGFIELD LIDS, JOURNEYS
STATE COLLEGE HAT WORLD, JOURNEYS
STROUDSBURG LIDS, JOURNEYS
TANNERSVILLE JOHNSTON & MURPHY OUTLET, JOURNEYS
TARENTUM LIDS, JOURNEYS
UNIONTOWN HAT WORLD
UPPER DARBY LIDS
WASHINGTON HAT WORLD, LIDS, JOURNEYS
WEST MIFFLIN LIDS (2), JOURNEYS, JOURNEYS KIDZ
WHITEHALL LIDS
WILKES-BARRE HAT WORLD, JOURNEYS
WILLOW GROVE HAT WORLD, JOURNEYS, SHI
WYOMISSING LIDS, JOURNEYS
YORK JOURNEYS

PUERTO RICO

AGUADILLA JOURNEYS
BARCELONETA LIDS, JOURNEYS
BAYAMON LIDS (2), JOURNEYS (2), JOURNEYS KIDZ
CAGUAS LIDS (3), JOURNEYS (2), SHI
CANOVANAS LIDS, JOURNEYS
CAROLINA LIDS, JOURNEYS, UNDERGROUND STATION, SHI
FAJARDO JOURNEYS
GUAYAMA JOURNEYS
HATILLO LIDS, JOURNEYS
HATO REY JOURNEYS
HUMACAO LIDS, JOURNEYS
ISABELA LIDS, JOURNEYS
MAYAGUEZ LIDS, JOURNEYS (2), JOURNEYS KIDZ
PONCE LIDS, JOURNEYS
SAN JUAN LIDS
SIERRA BAYAMON JOURNEYS
VEGA ALTA LIDS, JOURNEYS

RHODE ISLAND

PROVIDENCE LIDS (2), JOHNSTON & MURPHY SHOP, JOURNEYS

SOUTH CAROLINA

AIKEN LIDS
ANDERSON HAT WORLD, JOURNEYS
BLUFFTON JOHNSTON & MURPHY OUTLET, JOURNEYS
CHARLESTON HAT SHACK, LIDS, JOURNEYS, HAT WORLD
COLUMBIA HAT WORLD (2), LIDS, JOURNEYS (3), UNDERGROUND STATION
FLORENCE HAT WORLD, JOURNEYS
GAFFNEY JOURNEYS
GREENVILLE LIDS, LIDS KIDS, JARMAN SHOE STORE, JOURNEYS, JOURNEYS KIDZ
MYRTLE BEACH LIDS (3), JOHNSTON & MURPHY OUTLET, JOURNEYS (2)
NORTH CHARLESTON JOURNEYS (2), UNDERGROUND STATION
NORTH MYRTLE BEACH LIDS
SPARTANBURG LIDS, JOURNEYS, UNDERGROUND STATION

SOUTH DAKOTA

RAPID CITY LIDS, JOURNEYS
SIOUX FALLS HAT WORLD, JOURNEYS

TENNESSEE

ANTIOCH LIDS, JOURNEYS, JOURNEYS KIDZ, UNDERGROUND STATION
BARTLETT LIDS
CHATTANOOGA LIDS (2), JOURNEYS, JOURNEYS KIDZ
CLARKSVILLE HAT WORLD, JOURNEYS
COLLIERVILLE LIDS, JOURNEYS
FRANKLIN HAT WORLD, JOHNSTON & MURPHY SHOP, JOURNEYS, JOURNEYS KIDZ, SHI
GATLINBURG LIDS
GOODLETTSVILLE LIDS, JOURNEYS, UNDERGROUND STATION
JACKSON HAT WORLD, JOURNEYS
JOHNSON CITY LIDS, JOURNEYS
KNOXVILLE HAT WORLD, LIDS, JOURNEYS (3)
MEMPHIS JOHNSTON & MURPHY SHOP, JOURNEYS (2), JOURNEYS KIDZ, UNDERGROUND STATION (2)
MORRISTOWN JOURNEYS
MURFREESBORO HAT WORLD, LIDS, JOURNEYS
NASHVILLE LIDS, JOHNSTON & MURPHY OUTLET, JOHNSTON & MURPHY SHOP, JOURNEYS, JOURNEYS KIDZ, SHI

SEVIERVILLE LIDS, JOHNSTON & MURPHY OUTLET, JOURNEYS

TEXAS

ABILENE HAT WORLD, JOURNEYS
AMARILLO LIDS, JOURNEYS, JOURNEYS KIDZ
ARLINGTON LIDS (2), JOURNEYS, JOURNEYS KIDZ, SHI, UNDERGROUND STATION
AUSTIN LIDS (3), JOHNSTON & MURPHY SHOP, JOURNEYS (3), UNDERGROUND STATION
BAYTOWN JOURNEYS
BEAUMONT LIDS, JOURNEYS, JOURNEYS KIDZ, UNDERGROUND STATION
BROWNSVILLE LIDS, JOURNEYS, JOURNEYS KIDZ, UNDERGROUND STATION
CANUTILLO JOHNSTON & MURPHY OUTLET, JOURNEYS
CEDAR PARK HAT WORLD, JOURNEYS, JOURNEYS KIDZ
COLLEGE STATION HAT WORLD, JOURNEYS
CONROE LIDS
CORPUS CHRISTI LIDS, JOURNEYS, JOURNEYS KIDZ, SHI, UNDERGROUND STATION
CYPRESS JOHNSTON & MURPHY OUTLET, LIDS
DALLAS HAT WORLD, LIDS (3), JOHNSTON & MURPHY SHOP (3), JOURNEYS (3), JOURNEYS KIDZ, UNDERGROUND STATION (2)
DENTON HAT WORLD, JOURNEYS
EAGLE PASS JOURNEYS
EL PASO HAT ZONE (2), JOURNEYS (3), JOURNEYS KIDZ (2), SHI
FORT WORTH HAT WORLD, LIDS, JARMAN SHOE STORE, JOURNEYS (2), UNDERGROUND STATION
FRIENDSWOOD LIDS, JOURNEYS, JOURNEYS KIDZ, SHI
FRISCO HAT WORLD, JOURNEYS, JOURNEYS KIDZ, SHI
GARLAND LIDS, JOURNEYS
GRAPEVINE LIDS, JOURNEYS
HARLINGEN LIDS, JOURNEYS
HOUSTON LIDS (9), JOHNSTON & MURPHY SHOP (2), JOURNEYS (9), JOURNEYS KIDZ (2), UNDERGROUND STATION (5)
HUMBLE LIDS, JOURNEYS, JOURNEYS KIDZ, UNDERGROUND STATION, SHI
HURST LIDS, JOURNEYS
IRVING LIDS, JOURNEYS, JOURNEYS KIDZ, UNDERGROUND STATION
KATY LIDS, JOURNEYS
KILLEEN HAT WORLD, JOURNEYS
LAKE JACKSON LIDS, JOURNEYS
LAREDO JOURNEYS, JOURNEYS KIDZ, UNDERGROUND STATION
LEWISVILLE LIDS, JOURNEYS, JOURNEYS KIDZ
LONGVIEW LIDS, JOURNEYS
LUBBOCK HAT WORLD, JOURNEYS, JOURNEYS KIDZ, UNDERGROUND STATION
LUFKIN JOURNEYS
MCALLEN LIDS, JARMAN SHOE STORE, JOURNEYS, JOURNEYS KIDZ, UNDERGROUND STATION
MERCEDES JOURNEYS, JOHNSTON & MURPHY OUTLET
MESQUITE LIDS (2), JOURNEYS, JOURNEYS KIDZ, UNDERGROUND STATION
MIDLAND LIDS, JOURNEYS
ODESSA LIDS, JOURNEYS
PASADENA JOURNEYS
PEARLAND LIDS, JOURNEYS
PLANO LIDS (2), JOHNSTON & MURPHY SHOP, JOURNEYS
PORT ARTHUR JOURNEYS
ROUND ROCK LIDS, JOHNSTON & MURPHY OUTLET, JOURNEYS
SAN ANGELO HAT WORLD, JOURNEYS
SAN ANTONIO LIDS (7), JARMAN SHOE STORE, JOHNSTON & MURPHY SHOP (2), JOURNEYS (6), JOURNEYS KIDZ (2), UNDERGROUND STATION (2), SHI
SAN MARCOS LIDS, JOHNSTON & MURPHY OUTLET, JOURNEYS, JOURNEYS KIDZ, SHI
SHERMAN JOURNEYS
SPRING LIDS
SUGARLAND LIDS, JOURNEYS, JOURNEYS KIDZ
TEMPLE JOURNEYS
TEXARKANA LIDS, JOURNEYS
THE WOODLANDS JOURNEYS, JOURNEYS KIDZ
TYLER LIDS, JOURNEYS, UNDERGROUND STATION
VICTORIA JOURNEYS
WACO LIDS, JOURNEYS
WICHITA FALLS LIDS, JOURNEYS

U.S. VIRGIN ISLANDS

ST. THOMAS JOURNEYS

UTAH

LAYTON JOURNEYS
LOGAN JOURNEYS
MURRAY LIDS, JOURNEYS, JOURNEYS KIDZ
OGDEN LIDS, JOURNEYS
OREM LIDS, JOURNEYS, JOURNEYS KIDZ
PARK CITY JOURNEYS
PROVO JOURNEYS
SALT LAKE CITY LIDS, JOURNEYS
SANDY LIDS, JOURNEYS, JOURNEYS KIDZ, SHI
ST. GEORGE JOURNEYS
WEST VALLEY CITY JOURNEYS

VERMONT

BURLINGTON LIDS, JOURNEYS
MANCHESTER JOHNSTON & MURPHY OUTLET
SOUTH BURLINGTON LIDS, JOURNEYS

VIRGINIA

ARLINGTON HAT ZONE, JOHNSTON & MURPHY SHOP, UNDERGROUND STATION
CHARLOTTESVILLE HAT WORLD, JOURNEYS
CHESAPEAKE HAT WORLD (2), JOURNEYS (2), UNDERGROUND STATION
CHRISTIANSBURG HAT WORLD, JOURNEYS
COLONIAL HEIGHTS HAT WORLD, UNDERGROUND STATION
DANVILLE HAT SHACK, JOURNEYS
DULLES LIDS, JOURNEYS
FAIRFAX LIDS, JOHNSTON & MURPHY SHOP, JOURNEYS
FREDERICKSBURG HAT WORLD, JOURNEYS
GLEN ALLEN LIDS, JOURNEYS, UNDERGROUND STATION
HARRISONBURG LIDS, JOURNEYS
LEESBURG JOHNSTON & MURPHY OUTLET
LYNCHBURG HAT WORLD, JOURNEYS
MANASSAS LIDS, JOURNEYS
MCLEAN LIDS, JOHNSTON & MURPHY SHOP, JOURNEYS
NEWPORT NEWS HAT WORLD, JOURNEYS, UNDERGROUND STATION
NORFOLK LIDS (2), JOHNSTON & MURPHY SHOP, JOURNEYS, UNDERGROUND STATION (2)
RICHMOND HAT WORLD, LIDS, JOURNEYS (3) JOHNSTON & MURPHY SHOP
ROANOKE LIDS, JOURNEYS
SPRINGFIELD LIDS, JOURNEYS
VIRGINIA BEACH LIDS (2), JOURNEYS (2), JOHNSTON & MURPHY SHOP
WILLIAMSBURG JOHNSTON & MURPHY OUTLET, JOURNEYS (2)
WINCHESTER LIDS, JOURNEYS
WOODBRIDGE LIDS, JOURNEYS

GENESCO RETAIL STORES AS OF1/31/09

WASHINGTON

AUBURN LIDS, JOURNEYS
BELLEVUE LIDS, JOHNSTON & MURPHY SHOP
BELLINGHAM LIDS, JOURNEYS
BURLINGTON JOURNEYS
EVERETT LIDS, JOURNEYS
KENNEWICK LIDS, JOURNEYS, JOURNEYS KIDZ
KENT JOURNEYS
LYNNWOOD LIDS, JOURNEYS
OLYMPIA LIDS, JOURNEYS
PUYALLUP LIDS, JOURNEYS
REDMOND JOURNEYS
SEATTLE LIDS (2), JOURNEYS (2), JOURNEYS KIDZ
SILVERDALE LIDS, JOURNEYS
SPOKANE LIDS, JOURNEYS (2)
TACOMA LIDS, JOURNEYS
TUKWILA LIDS
TULALIP LIDS, JOHNSTON & MURPHY OUTLET, JOURNEYS
UNION GAP JOURNEYS
VANCOUVER LIDS, JOURNEYS, JOURNEYS KIDZ

WEST VIRGINIA

BARBOURSVILLE HAT WORLD, JOURNEYS, JOURNEYS KIDZ
BRIDGEPORT HAT WORLD, JOURNEYS
CHARLESTON LIDS, JOURNEYS, JOURNEYS KIDZ
MORGANTOWN HAT WORLD, JOURNEYS
PARKERSBURG HAT WORLD, JOURNEYS

WISCONSIN

APPLETON LIDS, JOURNEYS
BARABOO LIDS, JOURNEYS
BROOKFIELD LIDS
EAU CLAIRE JOURNEYS
GLENDALE LIDS, JOURNEYS, JOHNSTON & MURPHY SHOP
GREEN BAY LIDS, JOURNEYS
GREENDALE LIDS, JOURNEYS
JANESVILLE LIDS, JOURNEYS
LACROSSE JOURNEYS
MADISON LIDS (3), JOURNEYS (2)
MILWAUKEE LIDS, UNDERGROUND STATION
OSHKOSH JOURNEYS
PLEASANT PRAIRIE JOHNSTON & MURPHY OUTLET, JOURNEYS
RACINE LIDS, JOURNEYS
WAUWATOSA HAT WORLD, JOURNEYS

WYOMING

CASPER JOURNEYS
CHEYENNE JOURNEYS

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